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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

    PetroKamchatka Resources Plc

(Name of Subject Company)

    Not applicable

(Translation of Subject Company’s Name into English (if applicable))

    Republic of Cyprus

(Jurisdiction of Subject Company’s Incorporation or Organization)

    PetroKamchatka Plc

(Name of Person(s) Furnishing Form)

    (1) Class A Common Shares and (2) Warrants

(Title of Class of Subject Securities)

    Not applicable

(CUSIP Number of Class of Securities (if applicable))

    Graeme Phipps

    PetroKamchatka Resources Plc

    284 Arch. Makarios III Avenue

    Fortuna Court

    3105 Limassol

    Cyprus

    +357 25 800000

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

    October 20, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit Number

(1)	Offer Document dated October 16, 2009 first made public on October 20, 2009.

Item 2.	Informational Legends

The required legend is included on prominent portions of the disclosure documents submitted under Item 1.

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other appropriately authorised independent financial adviser. You are strongly advised to consult your professional adviser regarding your own tax position. None of this Offer Document, the Share Offer or the Warrant Offer has been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Share Offer or the Warrant Offer, upon the securities offered pursuant to the Share Offer or the Warrant Offer or upon the adequacy of the information contained in this Offer Document. Any representation to the contrary is an offence.

THE SECURITIES OF PETROKAMCHATKA PLC OFFERED IN THIS OFFER DOCUMENT HAVE NOT BEEN APPROVED, DISAPPROVED OR RECOMMENDED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES, ANY OTHER U.S. REGULATORY AUTHORITY OR THE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF ANY NON-US. JURISDICTION, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE SHARE OFFER OR THE WARRANT OFFER OR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFER DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES AND MAY BE A CRIMINAL OFFENCE IN OTHER JURISDICTIONS.

If you have sold or otherwise transferred all of your Class A common shares or warrants of PetroKamchatka Resources Plc, please send this Offer Document and the accompanying Form of Acceptance as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be distributed, forwarded or transmitted in, into or from the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction. If you sell, have sold or otherwise transfer only part of your Class A common shares or warrants of PetroKamchatka Resources Plc, you should retain these documents.

THIS OFFER DOCUMENT SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FORM OF ACCEPTANCE.

Recommended Offer to Purchase

all of the issued and outstanding Class A Common Shares and Warrants of

PetroKamchatka Resources Plc (“Company”)

by

PetroKamchatka Plc

(“PetroHoldco”)

on the basis of:

(a)	one common share of PetroHoldco (“PetroHoldco Shares”) for each Class A common share of the Company; and

(b)	one warrant of PetroHoldco (“PetroHoldco Warrants”) for each warrant of the Company.

PetroKamchatka Plc (“PetroHoldco”) hereby: (a) offers (the “Share Offer”) to acquire all of the issued and outstanding Class A common shares (the “Common Shares”) of PetroKamchatka Resources Plc (the “Company”) (including the Common Shares which become outstanding upon conversion of warrants (“Warrants”) to acquire Common Shares of the Company and exercise of options (“Options”) to purchase Common Shares), unless withdrawn or extended, and (b) offers (the “Warrant Offer”) to acquire all of the issued and outstanding Warrants, unless withdrawn or extended. The Share Offer and the Warrant Offer are collectively referred to as the “Offer”. Under the Share Offer, each holder of Common Shares (each a “Shareholder” and, collectively, the “Shareholders”) will receive one PetroHoldco Share for each Common Share validly deposited under the Offer. Under the Warrant Offer, each holder of a Warrant (each a “Warrantholder” and, collectively, “Warrantholders”) will receive one PetroHoldco Warrant (on substantially similar terms and conditions as existing Warrants) for each Warrant validly deposited under the Offer. Shareholders and Warrantholders are collectively referred to herein as “Securityholders” and Shares and Warrants are collectively referred to as “Securities”. The PetroHoldco Shares and PetroHoldco Warrants are collectively referred to as “PetroHoldco Securities”.

The Offer is made only for Common Shares and Warrants and is not made for any Options or other securities of the Company.

Options (“Options”) to purchase Common Shares that were issued pursuant to the Company’s stock option plan will be adjusted by the directors of the Company and PetroHoldco such that, upon closing of the Offer, such Options will represent options to purchase PetroHoldco Shares on substantially the same terms and conditions as the current Options.

The Offer will expire at 1:00 p.m. (Calgary, Alberta time) on 23 November 2009. To accept the Offer, the Form of Acceptance should be completed, signed (and witnessed) and returned as soon as possible together with certificates for Common Shares or Warrants, as applicable, and, in any event, so as to be received by post or (during normal business hours only) by hand, courier or registered mail at Computershare Investor Services Inc. at either (i) Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8, Attention: Corporate Actions or (ii) 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 Attention: Corporate Actions, Telephone: (toll free in North America) 1-800-564-6253 or (outside of North America) 1-514-982-8728 no later than 1:00 p.m. (Calgary, Alberta time) on 23 November 2009, unless this Offer is extended or withdrawn. The procedure for acceptance of the Offer is set out at “Procedure for Acceptance of the Offer” in Part 2 of this Offer Document and in the accompanying Form of Acceptance.

This Offer is subject to certain conditions, including: (a) in respect of the Share Offer, there have been validly deposited and not withdrawn that number of Common Shares constituting at least 90 percent of the total number of Common Shares outstanding, and (b) in respect of the Warrant Offer, (i) the conditions to the Share Offer have been satisfied or waived and (ii) there have been validly deposited and not withdrawn that number of Warrants constituting at least 90 percent of the total number of Warrants outstanding. These conditions and the other conditions to the Offer are described at “Acceptance Condition” in Part 2 of this Offer Document.

Securityholders who are not resident of Jersey (“Overseas Securityholders”) should inform themselves about and observe any applicable legal or regulatory requirements in their jurisdiction as the availability of the Offer to such Overseas Securityholders may be affected by the laws of the relevant jurisdictions in which they are located.

Any person (including, without limitation, any nominee, trustee or custodian) who would, or otherwise intends to, or who may have a contractual or legal obligation to, mail, distribute, forward or transmit this Offer Document, the accompanying Form of Acceptance or any related documents to any jurisdiction outside Jersey should read “Acceptance Condition” in Part 2 of this Offer Document before taking any action.

The PetroKamchatka Securities to be issued pursuant to this Offer involve certain risks. For a discussion of risk factors Shareholders and Warrantholders should consider in evaluating the Offer, see “Risk Factors Relating to the Offer” in Part 2 of this Offer Document and “Risk Factors” in Appendix III - “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

THE OFFER MAY HAVE TAX CONSEQUENCES FOR SHAREHOLDERS AND WARRANTHOLDERS ACCEPTING THE OFFER. SHAREHOLDERS AND WARRANTHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES APPLICABLE TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

There is no market through which either the PetroHoldco Shares or PetroHoldco Warrants may be sold and holders may not be able to resell such securities received pursuant to this Offer. This may affect the pricing of the PetroHoldco Shares and PetroHoldco Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See “Risk Factors Relating to the Offer” in Part 2 of this Offer Document and “Risk Factors” at Appendix III - “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

No person has been authorised to give any information or make any representation other than those contained in this Offer Document, and, if given or made, that information or representation must not be relied upon as having been authorised by the Offeror.

This Offer Document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders or Warrantholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, PetroHoldco may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Securities in any such jurisdiction.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free (North America): 1-800-564-6253

Outside of North America: 1-514-982-8728

E-Mail: corporateactions@computershare.com

Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.

P.O. Box 7021, 31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Calgary	Toronto
Computershare Investor Services Inc. 600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

Any questions and requests for assistance may be directed by Shareholders and Warrantholders to Computershare at the telephone number and locations set out above.

The date of this Offer Document is 16 October, 2009.

IMPORTANT INFORMATION

A copy of this Offer Document has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 (as amended), and the Registrar has given, and has not withdrawn, consent to its circulation.

The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of PetroHoldco Shares and PetroHoldco Warrants.

It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of PetroHoldco or for the correctness of any statements made, or opinions expressed, with regard to it.

If you are in any doubt about the contents of this Offer Document, you should consult your stockbroker, bank manager, solicitor, accountant or other appropriately authorised independent financial adviser.

The directors of PetroHoldco have taken all reasonable care to ensure that the facts stated in this Offer Document, other than information relating to the Company and the directors of the Company, are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in this Offer Document, whether of facts or of opinion. All the directors of PetroHoldco accept responsibility accordingly.

The directors of the Company have taken all reasonable care to ensure that the facts stated in this Offer Document relating to the Company and the directors of the Company are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the Offer Document relating to the Company, PetroHoldco or the directors of the Company, whether of facts or of opinion. All the directors of the Company accept responsibility accordingly.

Notice to Overseas Securityholders

This Offer Document does not constitute, and may not be used for the purpose of, an offer or solicitation to any person in any jurisdiction in which it is unlawful to make an offer or solicitation to that person. The distribution of this Offer Document and the offering of securities of PetroHoldco in certain jurisdictions may be restricted by law and, therefore, persons into whose possession this Offer Document comes are required to inform themselves about and observe any such restrictions. Failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Further information for Overseas Securityholders is set forth in Part 2 of Appendix I of this Offer Document.

Notice to Securityholders

PetroHoldco is not a “reporting issuer” or the equivalent in any jurisdiction under applicable securities, corporate and other laws. The PetroHoldco Shares and PetroHoldco Warrants to be issued to Shareholders and Warrantholders pursuant to the Offer will be issued pursuant to certain exemptions from the prospectus requirements under Canadian securities laws, and will be subject to restrictions on resale until such time as: (a) a prospectus regarding the resale has been filed with applicable securities regulatory authorities, necessary receipts therefor have been obtained and such sale is effected through a registered dealer; (b) the applicable “hold” or “restricted” period has expired and certain other conditions prescribed under National Instrument 45-102 - Resale of Securities adopted by the Canadian Securities Administrators have been satisfied; or (c) an appropriate discretionary order is obtained under the applicable Canadian securities laws. The PetroHoldco Securities may be made tradeable pursuant to a further exemption from the applicable prospectus and registration requirements.

The applicable hold period under applicable Canadian securities laws may never expire and, if no further statutory exemption may be relied upon or if no discretionary order is obtained, this could result in a Shareholder or Warrantholder having to hold the PetroHoldco Shares or PetroHoldco Warrants, as applicable, acquired under this Offer for an indefinite period of time.

Bluerock Arrangement

On October 2, 2009, PetroHoldco entered into an arrangement agreement (the “Arrangement Agreement”) with 1490697 Alberta Ltd. (“AcquisitionCo”), PetroKamchatka Cyprus and Bluerock Acquisition Corp. (“Bluerock”), a Canadian TSX Venture Exchange (“TSXV”) listed issuer, whereby PetroHoldco, through AcquisitionCo, would acquire all the common shares of Bluerock pursuant to a plan of arrangement under the Business Corporations Act (Alberta)

(“Bluerock Arrangement”). Pursuant to the Arrangement Agreement, shareholders of Bluerock will receive 0.46837 of a PetroHoldco Share in exchange for each common share of Bluerock. Completion of the Bluerock Arrangement is subject to: (i) not less than 90% of Shareholders of the Company shall have validly deposited their Shares under the Offer, (ii) approval by not less than 66  2/3% of the outstanding voting shares of Bluerock, (iii) approval of the listing of the PetroHoldco Shares on the TSXV, (iv) approval by the Court of Queen’s Bench of Alberta and (v) the satisfaction or waiver of other typical conditions. PetroHoldco has made an application to the TSXV to list the PetroHoldco Shares on the TSXV in connection with the Bluerock Arrangement. The listing of the PetroHoldco Shares on the TSXV will be subject to PetroHoldco meeting the TSXV’s listing requirements. There can be no assurance that the requisite approvals of the TSXV will be granted on a timely basis or on conditions satisfactory to PetroHoldco. There is no assurance that the Bluerock Arrangement will be completed or that the TSXV will approve the listing of the PetroHoldco Shares. Assuming completion of the Bluerock Arrangement and approval of the TSXV, PetroHoldco will become a public listed company on the TSXV.

If the TSXV does not approve the listing of the PetroHoldco Shares and the associated condition in the Bluerock Agreement is not waived by Bluerock and PetroHoldco, the Bluerock Arrangement will not be completed.

Notice to Cyprus Securityholders

This Offer Document does not constitute a public offer of securities within the meaning of the Cyprus Public Offer and Prospectus Law, Law 114(I)(2005) (the “Public Offer Law”) and may only be circulated to persons who are qualified investors or to a limited number of people within the meaning of the Public Offer Law. This Offer has not been and will not be distributed to the public in Cyprus.

Notice to U.S. Securityholders

The securities of PetroHoldco offered in this Offer Document have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or any state securities laws in the United States and are being offered to existing holders of the Company’s securities in exchange for securities of PetroHoldco in reliance on Rule 802 under the US Securities Act.

This Offer is made for the securities of a company incorporated in foreign country. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Any financial statements included in this Offer Document may have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

You should be aware that PetroHoldco may purchase Securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Enforcement of Civil Liabilities

PetroHoldco is a limited company incorporated under the laws of Jersey. All or substantially all of the directors and executive officers of PetroHoldco are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and substantially all of the assets of PetroHoldco are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or PetroHoldco, or to enforce against them judgments of US courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Jersey. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws.

Notice to New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED 1955, AS AMENDED (“RSA 421-B”), WITH THE STATE OF NEW HAMPSHIRE, NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice to Residents of the United Kingdom

An investment in PetroKamchatka Plc cannot be promoted in the United Kingdom to the general public. The Offer to which this Offer Document relates, relating to the purchase of all issued and outstanding Common Shares and Warrants in PetroKamchatka Resources Plc in consideration for the issue of Common Shares and/or Warrants in PetroKamchatka Plc, and the issue or distribution of this Offer Document, if made by a person who is not an authorised person under the Financial Services and Markets Act 2000, as amended (“FSMA”) to carry on designated investment business in the United Kingdom, is being made, or directed at, only to the following persons: (i) persons who are “investment professionals” as defined in article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) and (ii) persons falling within any of the categories of persons described in article 49(2)(a) to (d) of the Financial Promotion Order and (iii) any other person to whom it may otherwise lawfully be made in accordance with the Financial Promotion Order, including in particular on the basis that the transaction falls within article 62(2) of the Financial Promotion Order (collectively referred to as “relevant persons”). The Offer is and will only be available to relevant persons and this communication must not be acted upon by anyone who is not a relevant person.

Except as described above, any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in connection with or relating to the Offer, may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply. It is the responsibility of all persons under whose control or into whose possession this Offer Document comes to inform themselves about and to ensure observance of all applicable provisions of FSMA in respect of anything done in relation to an investment in PetroKamchatka Plc in, from or otherwise involving, the United Kingdom.

European Economic Area

Pursuant to or otherwise in connection with the Offer, common shares and/or warrants of PetroKamchatka Plc will not be offered or sold to the public in any Member State of the European Economic Area (including Members of the European Union plus Iceland, Liechtenstein and Norway) which has implemented Directive 2003/71/EC (the “Prospectus Directive”) except:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or

(b)	to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a balance sheet with a total balance of more than EUR 43,000,000; and (iii) an annual net turnover of more than EUR 50,000,000; in the case of (ii) and (iii) as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require PetroKamchatka Plc to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Forward Looking Statements

This Offer Document contains certain forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”). In particular, this Offer Document contains forward-looking statements pertaining to the following:

•	business strategies,

•	completion of the Reorganization, including in particular the Offer,

•	benefits of the Reorganization,

•	timing of the Reorganization,

•	completion of the Bluerock Arrangement,

•	timing of the Bluerock Arrangement,

•	benefits of the Bluerock Arrangement,

•	the proposed equity financing,

•	listing on the TSXV, and

•	other expectations, beliefs, plans, goals, objectives, assumptions or statements about future events or performance.

Forward-looking statements are based on PetroHoldco’s and the Company’s current beliefs as well as assumptions made by, and information currently available to, PetroHoldco and the Company concerning business prospects, strategies, regulatory developments, the ability to obtain equipment in a timely manner to carry out development activities, the ability to get oil to market, the ability to obtain financing on acceptable terms, the ability to complete the Reorganization (including the Offer), the ability to complete the Bluerock Arrangement, the terms of the Offer, and the terms of the Bluerock Arrangement Agreement. Although management of both PetroHoldco and the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Undue reliance should not be placed on forward-looking statements, which are inherently uncertain, are based on estimates and assumptions, and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking statements will not occur. There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will in fact be realized. Actual results will differ, and the difference may be material and adverse to either PetroHoldco or the Company and their respective securityholders. These factors include, but are not limited to, risks associated with oil and natural gas exploration, financial risks, the history of losses, substantial capital requirements, political and government risks, government regulation, limitations on foreign investments in Russia, risks relating to environmental matters, prices, dependence on key personnel, availability of drilling equipment and access, access to Kamchatka, risks that may not be insurable, licenses, resource estimates, and variations in exchange rates. Further information regarding these factors may be found under the heading “Risk Factors” at Appendix III—“Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document. Readers are cautioned the foregoing list of factors that may affect future results is not exhaustive.

The forward-looking statements contained in this Offer Document are made as of the date hereof and neither PetroHoldco nor the Company undertakes any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Definitions

Unless otherwise defined in this Offer Document, all capitalized words and terms used in this Offer Document have the meanings ascribed to such words and terms in Appendix III to this Offer Document.

PART 1

Letter of Recommendation from the President and Chief Executive Officer of

PetroKamchatka Resources Plc

PetroKamchatka Resources Plc

(Continued in Cyprus with official number HE254067)

Directors: Y.S. Nam (Chairman) Graeme Phipps (Chief Executive Offer and President) Jonathan Morley-Kirk Adam Landes Teck Soon Kong Robert McClinton Richard Norris	Registered Office: 284 Arch Makarios III Avenue Fortuna Court, 3105 Limassol, Cyprus

To all Shareholders and Warrantholders

Recommend Offer for the Company

Dear Shareholders and Warrantholders,

You will have seen the letter from PetroHoldco contained in Part 2 of this Offer Document setting forth the Offer. The Offer is required to effect the reorganization of the Company, as described below.

These proposals have been considered at length by the directors of the Company, who confirm in their view that the terms of the Offer are fair and reasonable and that you should accept the Offer.

Reorganization of the Company

At the annual and special general meeting of Shareholders held on 28 November 2008, Shareholders approved the continuance of the Company from the Yukon Territory, Canada to the Republic of Cyprus (“Cyprus”) (“Continuance”).

Continuance

The Continuance was the first step in the proposed reorganization (the “Reorganization”) of the Company. A continuance to Cyprus enables the Company to take advantage of the tax and financial benefits available to its Russian operating subsidiaries, which subsidiaries directly hold the Company’s interests in Russia.

The Offer

The second step of the Reorganization is to complete a transaction to ensure that the ultimate parent of the Company is domiciled in a jurisdiction that would enable the Company to take advantage of international equity markets and to secure a listing on a recognized market so as to facilitate raising the additional capital necessary to develop the Company’s properties and to develop a liquid market for Shareholders to trade their Shares, while at the same time maintaining the tax and financial benefits associated with a Cyprus company directly owning the Company’s Russian operating subsidiaries.

The board of directors of the Company has concluded, based upon advice from it financial, tax and legal advisers, that it is in the best interests of Shareholders and Warrantholders that such ultimate parent company be domiciled in Jersey. In reaching this conclusion, the directors of the Company have compared how applicable rules and regulations under both Jersey law and Cyprus law relating to, or impacting, residency requirements of directors, takeover offers, electronic settlement of trades, transfer taxes and capital duties, accounting issues, disclosure requirements, pre-emption rights and nominal values of shares would likely affect the Company and its Securityholders going forward. The directors of the Company have determined that, in the aggregate, the rules and regulations of Jersey would be more favourable for it and current and future Securityholders.

PetroHoldco was established by two directors of the Company, upon the instructions of the board of the Company, to make the Offer.

Bluerock Arrangement and Listing of PetroHoldco Shares on the TSX Venture Exchange

On October 2, 2009, PetroHoldco entered into the Arrangement Agreement with AcquisitionCo and Bluerock, a Canadian TSXV listed issuer, whereby PetroHoldco, through AcquisitionCo, would acquire all the common shares of Bluerock pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the Arrangement Agreement, shareholders of Bluerock will receive 0.46837 of a PetroHoldco Share in exchange for each common share of Bluerock. Completion of the Bluerock Arrangement is subject to: (i) not less than 90% of Shareholders of the Company shall have validly deposited their Shares under the Offer, (ii) approval by not less than 66 2/3% of the outstanding voting shares of Bluerock, (iii) approval of the listing of the PetroHoldco Shares on the TSXV, (iv) approval by the Court of Queen’s Bench of Alberta and (v) the satisfaction or waiver of other typical conditions. PetroHoldco has made an application to the TSXV to list the PetroHoldco Shares on the TSXV in connection with the Bluerock Arrangement. The listing of the PetroHoldco Shares on the TSXV will be subject to PetroHoldco meeting the TSXV’s listing requirements. There can be no assurance that the requisite approvals of the TSXV will be granted on a timely basis or on conditions satisfactory to PetroHoldco. There is no assurance that the Bluerock Arrangement will be completed or that the TSXV will approve the listing of the PetroHoldco Shares. Assuming completion of the Bluerock Arrangement and approval of the TSXV, PetroHoldco will become a public listed company on the TSXV.

There can be no assurance that the requisite approvals will be granted on a timely basis or on conditions satisfactory to PetroHoldco. If the TSXV does not approve the listing of the PetroHoldco Shares and the associated condition in the Bluerock Agreement is not waived by Bluerock and PetroHoldco, the Bluerock Arrangement will not be completed.

Proposed Equity Financing

PetroHoldco has engaged Canaccord Capital Corporation and Renaissance Securities Ltd. (the “Agents”), as co-lead agents, for the private placement on a commercially reasonable best efforts basis of up to USD15 million of subscription receipts (the “Subscription Receipts”) of AcquisitionCo (the “Proposed Equity Financing”). The issue price of the Subscription Receipts will be determined in the context of the market. The Proposed Equity Financing is expected to close on or about October 30, 2009. The Subscription Receipts are expected to be converted into an equal number of PetroHoldco Shares pursuant to the Bluerock Arrangement, subject to adjustment. In the event that the Bluerock Arrangement is not completed on or prior to December 31, 2009, the proceeds of the Proposed Equity Financing will be returned to subscribers with accrued interest and the Subscription Receipts will be cancelled, in each case without further action on the part of holders of the Subscription Receipts.

PetroHoldco has agreed to pay the Agents a cash fee equal to 6% of the aggregate gross proceeds of the Proposed Equity Financing, and to issue a number of broker warrants to the Agents equal to 2.5% of the total number of Subscription Receipts issued pursuant to the Proposed Equity Financing. Each broker warrant will be exerciseable to acquire one PetroHoldco Share at the offering price of the Subscription Receipts under the Proposed Equity Financing, subject to adjustment, for a period of 24 months after the closing of the Proposed Equity Financing. PetroHoldco has agreed to reimburse the Agents for their reasonable out of pocket expenses, legal fees and disbursements, subject to certain limitations.

There is no certainty that PetroHoldco will complete all or any portion of the financing and financing is not a condition precedent for completion of the Bluerock Arrangement.

Conclusion

Upon completion of the Offer, the Company will be a wholly-owned subsidiary of PetroHoldco and the directors and management of PetroHoldco will be the current directors and management of the Company, other than Richard Norris. Upon completion of the Offer, the day to day management and operations of PetroKamchatka Cyprus will continue to be exercised by the Cyprus company, PetroKamchatka Cyprus.

Upon completion of the Offer, the number of PetroHoldco Shares and PetroHoldco Warrants held by Shareholders and Warrantholders, respectively, will be identical to their holdings in the Company immediately prior to completion of the Offer. The Reorganization, and in particular, the completion of the Offer, will not affect the underlying value of the Shareholders’ or Warrantholders’ equity position in the Company. If the Bluerock Arrangement is completed as contemplated and the TSXV approves the listing of the PetroHoldco Shares, PetroHoldco will become a public listed company on the TSXV.

Recommendation of the Directors

The board of directors of the Company, after consultation with its legal, tax and financial advisors, has determined that the Offer is in the best interest of the Company, Shareholders and Warrantholders, has approved the Offer and recommends that Shareholders and Warrantholders accept the Offer. Directors of the Company, who hold in aggregate 40,326,428 Shares and an aggregate 760,400 Warrants, representing approximately 9.6 percent of the issued Common Shares and 3.9 percent of the issued Warrants, have irrevocably undertaken to accept the Offer.

Yours faithfully

(signed) “Graeme Phipps”

Graeme Phipps

Chief Executive Officer and a Director

For and on behalf of the directors of PetroKamchatka Resources Plc

PART 2

Letter from the President and Chief Executive Officer of PetroKamchatka Plc

PetroKamchatka Plc

(Incorporated and registered in Jersey with registered number 10378)

Directors: Y.S. Nam (Chairman) Graeme Phipps (President and CEO) Jonathan Morley-Kirk Adam Landes Teck Soon Kong Robert McClinton	Registered Office: Whitely Chambers Don Street St. Helier, Jersey Channel Islands JE4 9WG

To all Shareholders and Warrantholders of PetroKamchatka Resources Plc (the “Company”)

Recommend Offer for all of the Shares and Warrants of the Company

Dear Shareholders and Warrantholders,

1.	Introduction

The Offer is required to effect the Reorganization of the Company, as described herein and, in particular, as described in the letter to Shareholders and Warrantholders by the Company in Part I of the Offer Document. As the Offer was initiated by the Company and PetroHoldco was established by two directors of the Company, upon the instructions of the board, to make the Offer, please refer to the letter to Shareholders and Warrantholders by the Company in Part I of the Offer Document for the reasons and benefits of completing the Offer.

2.	The Share Offer

The Share Offer is being made on the basis that every Shareholder will receive one PetroHoldco Share for each Share tendered pursuant to the Share Offer.

3.	The Warrant Offer

Subject to completion of the Share Offer, PetroHoldco also offers to acquire all of the outstanding Warrants. Every Warrantholder will receive one PetroHoldco Warrant for each Warrant tendered pursuant to the Warrant Offer. Each PetroHoldco Warrant granted in exchange for a Warrant will have the same exercise terms and other material terms and conditions as the applicable Warrant for which it is exchanged.

4.	Information on the Company and Reasons for the Offer

(a)	Information on the Company

The Company was incorporated under the Business Corporations Act (Yukon) (the “YBCA”) on November 23, 1998. Effective December 31, 2008, the Company changed its name to “PetroKamchatka Resources Ltd.” On August 25, 2009, the Company was continued (re-domiciled) from the Yukon to Cyprus pursuant to a Temporary Certificate of Continuation issued by the Cyprus Registrar of Companies under the Cyprus Companies Law. On September 28, 2009 a certificate of discontinuance was issued under the YBCA with an effective date of August 25, 2009. The Company is not a “reporting issuer” or the equivalent in any jurisdiction under applicable securities, corporate and other laws.

As at October 16, 2009, there are 420,043,053 Common Shares and 19,266,939 Warrants issued and outstanding and also 21,325,000 Options to purchase Common Shares with exercise prices ranging from USD0.10 to CAD1.25 per share. The Common Shares and Warrants are not listed or traded on any exchange.

The Company is an international junior oil and natural gas exploration and development company with core properties located in the Koryakia Autonomous Okrug in the Kamchatka Peninsula of the Russian Federation. The Company also holds, directly or indirectly, beneficial interests in two drilling rigs and other ancillary oilfield equipment.

The Company, through its indirect interest in CJSC Tigil Exploration, is currently undertaking drilling preparation and logistical planning for the winter 2009 season. The Company anticipates that up to three exploration wells may be spudded from the fall of 2009 through to the winter of 2010-2011. The third well may be a delineation well in the Tigil Block or an exploration well in the Icha Block, depending upon the drilling results of the first two wells and logistical considerations. The first well is expected to be spudded at the Oyarskaya #1 drilling site on the Tigil Block in late October 2009. The actual number of wells that will ultimately be drilled over this timeframe is dependent upon the Company raising sufficient capital and receiving any regulatory approvals that may be required in a timely manner, among other risk factors. At this time, neither the Board of Directors nor KKPL has approved the drilling of a third well. For a further discussion of the risk factors that may impact the Company’s drilling program and other business activities, see “Risk Factors” at Appendix III—“Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

For information regarding the Company’s operations, its properties in Kamchatka, Russia and its plans to develop such properties, see “Business of the Company”, “Relationship with Strategic Partners”, “Descriptions of the Properties”, “Industry Conditions”, “Statement of Resources and Other Oil and Gas Information” at other information at Appendix III—“Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

(b)	Reasons for Reorganization

The Offer is required to effect the Reorganization of the Company, as described herein. The reasons for the Reorganization (including the Offer) are set forth in paragraph 1 “Introduction” of this Part 2 of the Offer Document and elsewhere in the Offer Document.

5.	Information on PetroHoldco

Upon a determination by the board of directors of the Company that the Reorganization was in the best interests of Shareholders, two directors of the Company established PetroHoldco under the laws of Jersey on December 23, 2008 for the purpose of acquiring the Company. As at the date hereof, PetroHoldco has not carried on any active business, except in respect of the Offer.

Upon completion of the Offer, the Company will be a wholly-owned subsidiary of PetroHoldco and the directors and management of PetroHoldco will be the current directors and management of the Company, with the exception of Richard Norris. Upon completion of the Offer, the number of PetroHoldco Shares and PetroHoldco Warrants held by Shareholders and Warrantholders, respectively, will be materially identical to their holdings in the Company immediately prior to completion of the Offer. The Reorganization, and in particular, the completion of the Offer, will not affect the underlying value of the Shareholders’ or Warrantholders’ equity position in the Company.

The registered office and head office of PetroHoldco is Whitely Chambers, Don Street, St. Helier, Jersey, Channel Islands JE4 9WG.

For information concerning PetroHoldco, see Appendix II – “Information Concerning PetroHoldco” to this Offer Document and for information concerning PetroHoldco assuming completion of the Offer, see Appendix III – “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

The directors of PetroHoldco accept responsibility for the information contained in this Offer Document, other than the information relating to the Company and the Company’s directors. To the best of the knowledge and belief of the directors of PetroHoldco (who have taken all reasonable care to ensure that such is the case), the information contained in this Offer Document for which they are responsible is in accordance with the material facts and does not omit anything likely to affect the import of that information.

6.	Acceptance Condition

The Offer is subject to valid acceptances being received by 1:00 p.m. (Calgary, Alberta time) on 23 November 2009 (or such later time(s) and/or date(s) as the directors of PetroHoldco may decide) in respect of not less than 90 percent of the Shares of the Company and not less than 90 percent of the Warrants of the Company, or such lower percentage as the directors of PetroHoldco may determine (the “Acceptance Condition”).

7.	Risk Factors Relating to the Offer

The following is a description of the various risks relating to the Offer. In deciding whether to accept the Offer, Securityholders should read this Offer Document in its entirety and carefully consider the risks outlined in this paragraph 7 and under “Risk Factors” at Appendix III - “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document. Additional risks and uncertainties not presently known to PetroHoldco or, if known, not currently considered material, may also have an adverse impact on PetroHoldco’s pro forma operating results, financial condition and prospects. The risk factors set forth in this paragraph 7 and under “Risk Factors” at Appendix III - “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document should not be regarded as a complete or comprehensive statement of all potential risks and uncertainties relating to the Offer.

If for any reason PetroHoldco is unable to acquire (by compulsory acquisition or otherwise) all of the Shares and Warrants following the Offer becoming unconditional, minority Shareholders and Warrantholders, as applicable, may remain in the Company and there are certain additional risks that may arise if this occurs.

Risks that may arise if minority Securityholders remain in the Company, include the following:

(i)	there may be an adverse effect on PetroHoldco’s ability to integrate the Company effectively and achieve its operational and financial objectives and achieve other anticipated benefits;

(ii)	the board of directors of the Company would be legally obliged to act in the best interests of the Company’s Securityholders as a whole (and not merely in the interests of PetroHoldco) and would not be able to make decisions on behalf of the Company as if it were a wholly-owned subsidiary of PetroHoldco;

(iii)	compliance with any conditions and obligations imposed by the laws and regulations of Cyprus may be complicated if minority shareholders remain in the Company; and

(iv)	certain transactions between PetroHoldco and the Company may be required to be approved by the Company’s minority shareholders, which may constrain PetroHoldco’s ability to achieve its commercial objectives.

These factors could add to costs and cause PetroHoldco to be unable to achieve its operational and financial objectives and estimated tax and financial benefits may be lower and may take longer to achieve.

The PetroHoldco Shares are shares in a Jersey public limited company and may have rights and privileges different from those conveyed by shares in a Cyprus public limited company.

Because PetroHoldco is organized as a public limited company under Jersey law, the shareholder rights and privileges embodied by the PetroHoldco Shares are defined by Jersey company law. These shareholder rights may differ in material respects from the rights and privileges of shareholders in Cyprus public limited companies.

The following is a summary only of certain provisions of the Companies (Jersey) Law 1991 (as amended) (the “CJL”), the statute that governs the corporate affairs of PetroHoldco. This summary is not intended to be, and should not be construed as, legal advice to any particular holder of Common Shares or Warrants and accordingly, Securityholders should consult their own legal advisors with respect to the corporate law consequences arising from the Offer.

Charter Documents

A company incorporated under the CJL has charter documents which consist of a “memorandum of association”, which sets forth the name of the corporation, whether it is a public company or a private company, whether it is a par value company, a no par value company or a guarantee company, the full name and the share capital of the Company and “articles of association” which regulate the corporate business and affairs of the company (collectively, the “Charter Documents”). The Charter Documents are filed with the Jersey Registrar.

Amendment to Charter Documents

A company incorporated under the CJL may amend its articles of association by special resolution, which requires a majority of not less than two-thirds of the vote cast by shareholders entitled to vote thereon. It is anticipated that the Companies (Amendment No. 10) Law (currently in draft form) is to be sanctioned by the UK Privy Council by the end of 2009. Once in force, the Companies (Amendment No. 10) Law will, among other things, provide that a Jersey company may set a higher threshold in its articles of association with regard to the majority necessary to pass a special resolution such that a two-thirds majority (as is currently required) will be the minimum. This will not affect PetroHoldco unless, after the Companies (Amendment No. 10) Law comes into force, the articles of association are amended.

Place of Shareholder Meetings

The CJL does not contain any requirements in respect to the place of shareholder meetings.

The CJL provides that one or more shareholders of a company holding at least one-tenth of the total voting rights of the company may give notice to the directors requiring them to call and hold a meeting of shareholders. The requisition shall state the business to be transacted at the meeting and shall be sent to the registered office of the company. If the directors do not, within 21 days after receiving the requisition, call a meeting to be held within two months from that date, the shareholders making the request, or any of them representing more than one-half of the total voting rights of all of them, may call the meeting, but a meeting so called cannot be held after three months from that date.

Under the CJL, an annual general meeting must be held each year unless all members agree to dispense with it. There are no other requirements for holding board or shareholders’ meetings at prescribed times.

The CJL provides that a public company must have at least two directors. The CJL does not contain any residency requirements for directors.

Reporting issuers must comply with CJL requirements and requirements of securities legislation. Under the CJL, a company must include in a notice calling a meeting of the corporation a statement that a member entitled to attend and vote is entitled to appoint a proxy or, where that is allowed, one or more proxies to attend and vote instead of the member, and that a proxy need not also be a member.

Under the CJL a “special resolution” means: (i) A resolution is a special resolution when it has been passed by a majority of not less than two-thirds of members who (being entitled to do so) vote in person, or by proxy, at a general meeting of the company or at a separate meeting of a class of members of the company of which in either case not less than 14 days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given; (ii) If it is so agreed by a majority in number of the members having the right to attend and vote at such a meeting upon the resolution, being a majority together holding not less than 95 percent of the total voting rights of the members who have that right, a resolution may be proposed and passed as a special resolution at a meeting of which less than 14 days’ notice has been given, (iii) At a meeting at which a special resolution is proposed, a declaration by the chairman that the resolution is carried is, unless a poll is demanded, conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution; and (iv) In computing the majority on a poll demanded on the question that a special resolution be passed, reference is to be had to the number of votes cast for and against the resolution.

Sale of Company’s Undertaking

The CJL does not require (nor do the articles of association require) the approval of shareholders in respect of a sale, lease or exchange of all or substantially all of the property of a company. Under Jersey law however where a shareholder considers a company’s affairs are being conducted in a way which are prejudicial to his interests, that member or class of members may petition the Royal Court of Jersey (the “Jersey Court”) for an order for, among other things, refraining from continuing the act complained of. For further details on rights of shareholders under the CJL please refer to Oppression Remedies below.

Rights of Dissent and Appraisal

The CJL does not provide a right of dissent to shareholders of a company.

Oppression Remedies

Under the CJL, a member of a company (a “member” is defined by the CJL as a subscriber of a company’s memorandum or any other person who agrees to become a member of a company and whose name is entered on the register of members), the Commission or the Minister of Economic Development of the States of Jersey may apply to the Jersey Court for an order on the ground that the company’s affairs are being or have been conducted in a manner which is unfairly prejudicial to the interests of its members generally or of some part of its members (including at least the member if it was an application brought by a member) or that an actual or proposed act or omission of the company (including an act or omission on its behalf) is or would be so prejudicial. These provisions under the CJL also apply to a person who is not a member of a company but to whom shares in the company have been transferred or transmitted by operation of law. The Jersey Court has the power to grant an order as it thinks fit for giving relief in respect of the matters complained of, which includes regulating the conduct of the company’s affairs, requiring the company to refrain from doing or continuing an act, or providing for the purchase of the rights of any members of the company by other members or by the company itself.

Shareholder Derivative Actions

The CJL does not expressly provide a member with the right to bring a derivative action however a single member has the right to petition the Jersey Court under the CJL, as set out under Oppression Remedies above.

Indemnification of Officers and Directors

Article 77(1) of the CJL prohibits an indemnity being provided by the company to any of its directors. The relevant extract from the CJL reads as follows:

“Subject to paragraphs (2) and (3), any provision whether contained in the articles of, or in a contract with, a company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify him against, any liability which by law would otherwise attach to him by reason of the fact that he is or was an officer of the company shall be void.”

However, an indemnity is allowed in certain circumstances, as follows:

“Paragraph (1) does not apply to a provision for exempting a person from or indemnifying him against:

(a)	any liabilities incurred in defending any proceedings (whether civil or criminal):

(i)	in which judgment is given in his favour or he is acquitted; or

(ii)	which are discontinued otherwise than for some benefit conferred by him or on his behalf or some detriment suffered by him; or

(iii)	which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), he was substantially successful on the merits in his resistance to the proceedings;

(b)	any liability incurred otherwise than to the company if he acted in good faith with a view to the best interests of the company; or

(c)	any liability incurred in connection with an application made under Article 212 in which relief is granted to him by the court; or

(d)	any liability against which the company normally maintains insurance for persons other than directors.”

General

Any changes in Jersey law may cause PetroHoldco to be unable to achieve its operational and financial objectives and estimated tax and financial benefits may be lower and may take longer to achieve.

The Offer by PetroHoldco to exchange the Shares and Warrants of the Company in exchange for PetroHoldco Shares and Warrants is being undertaken because the management of the Company has determined that, in the aggregate, the rules and regulations of Jersey would be more favourable for the Company and current and future Shareholders (and Warrantholders, upon exercise of such Warrants for Shares) than the rules and regulations of Cyprus. This determination is based in part on an examination of applicable current Jersey rules and regulations by the Company and its advisers. However, these laws and regulations may be subject to change from time to time. Amendments to current laws and regulations relating to, or impacting, residency requirements of directors, takeover offers, electronic settlement of trades, transfer taxes and capital duties, accounting issues, disclosure requirements, pre-emption rights and nominal value of shares or more stringent implementation or interpretation of these laws and regulations in the future could add to costs and cause PetroHoldco to be unable to achieve its operational and financial objectives. Estimated tax and financial benefits may also be lower and may take longer to achieve. Any of these developments could have a material adverse effect on PetroHoldco’s financial condition.

8.	Irrevocable Undertakings

PetroHoldco has received irrevocable undertakings to accept the Offer from each of the directors of the Company, who hold in aggregate 40,326,428 Shares and an aggregate 760,400 Warrants, representing approximately 9.6 percent of the issued Common Shares and 3.9 percent of the issued Warrants. These undertakings shall remain binding until the date on which the Offer becomes or is otherwise declared unconditional.

9.	Acceptance Period

(a)	The Offer commences on the date of this Offer Document and is initially open for acceptance until 1:00 p.m. (Calgary, Alberta time) on November 23, 2009, unless extended or withdrawn. PetroHoldco may, in its sole discretion and in accordance with the provisions set forth in this Offer Document, extend the Offer until the Offer becomes unconditional, provided that the Offer shall not be capable of becoming unconditional after midnight (Calgary, Alberta time) on February 16, 2010 nor of being kept open after that time and/or date unless it has previously become unconditional.

(b)	The Share Offer shall become unconditional upon valid acceptances being received by not less than 90 percent of the Shares of the Company.

(c)	The Warrant Offer shall become unconditional upon: (i) the valid acceptance being received by not less than 90 percent of the Warrants, and (ii) the Share Offer becoming unconditional.

(d)	For the purpose of determining whether the Acceptance Condition has been satisfied, PetroHoldco may only take into account acceptances of the Offer in respect of which all relevant documents are received by Computershare on or prior to 1:00 p.m. (Calgary, Alberta time) on November 23, 2009, or any other time(s) and/or date(s) beyond which PetroHoldco has stated the Offer will not be extended and in respect of which it has not withdrawn that statement, or, if the Offer is so extended, any such later time(s) and/or date(s) as PetroHoldco, may determine. If the latest time at which the Offer may become unconditional is extended beyond midnight (Calgary, Alberta time) on February 16, 2010, acceptances of the Shares and Warrants in respect of which all relevant documents are received by Computershare after 1:00 p.m. (Calgary, Alberta time) on the relevant date may be taken into account.

(e)	If the Share Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Share Offer has become unconditional and it is stated that the Share Offer will remain open until further notice, then not less than 14 days’ notice will be given to the Shareholders who have not accepted the Share Offer prior to the closing of the Share Offer.

10.	No Withdrawal Rights

Valid acceptances of the Offer shall be irrevocable and, as such, the Shares and the Warrants in respect of which valid acceptances have been received in the Offer may not be withdrawn at any time during the acceptance period.

11.	Lapsing of the Share Offer and Warrant Offer

The Offer will lapse unless the Acceptance Condition has been fulfilled at or before midnight (Calgary, Alberta time) on the date that is 21 days after the date on which the Offer becomes unconditional or such later date(s) as PetroHoldco may decide. If the Offer lapses, it will cease being capable of acceptance and PetroHoldco and accepting Shareholders and Warrantholders will thereupon cease to be bound by acceptances delivered on or before the date on which the Offer so lapses.

12.	Taxation

The Offer will have tax consequences for Shareholders and Warrantholders accepting the Offer. Shareholders and Warrantholders should consult their own tax advisors with respect to the tax consequences applicable to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

13.	Procedure for Acceptance of the Offer

This paragraph should be read in conjunction with the instructions and notes on the accompanying Form of Acceptance, which forms part of the terms of the Offer.

(a)

Completion of Form of Acceptance: In the event of more than one person executing a Form of Acceptance, the terms and conditions set forth in this Offer Document shall apply to them jointly and to each of them. Additional Forms of Acceptance are available from Computershare at either (i) Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8, Attention: Corporate Actions or (ii) 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Corporate Actions, Telephone (toll free in North America) 1-800-564-6253, or (outside of North America) 1-514-982-8728.

(i)

To accept the Share Offer, you must complete the accompanying Form of Acceptance and deliver it along with the share certificates representing the Common Share(s). In all cases, you must sign the Form of Acceptance in the presence of a witness, who should also sign in accordance with the instructions printed on the Form of Acceptance. If you do not indicate the number of Shares for which the Share Offer is being accepted in the Form of Acceptance or you insert a number greater than your registered holding of the Common Shares, you will be deemed to have accepted the Share Offer in respect of your entire registered holding of the Common Shares.

(ii)	To accept the Warrant Offer, you must complete the accompanying Form of Acceptance and deliver it with the Warrant certificate representing the Warrant(s). In all cases, you must sign the Form of Acceptance in the presence of a witness, who should also sign in accordance with the instructions printed on the Form of Acceptance. If you do not indicate the number of Warrants for which the Warrant Offer is being accepted in the Form of Acceptance or you insert a number greater than your registered holding of the Warrants, you will be deemed to have accepted the Warrant Offer in respect of your entire registered holding of the Warrants.

(b)

Return of Form of Acceptance: To accept the Share Offer or Warrant Offer, as applicable, the Form of Acceptance must be completed, signed, witnessed and returned. The completed, signed and witnessed Form of Acceptance should be returned by (during normal business hours only) by hand, courier or registered mail to Computershare at either (i) Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8, Attention: Corporate Actions or (ii) 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Corporate Actions, Telephone (toll free in North America) 1-800-564-6253, or (outside of North America) 1-514-982-8728, as soon as possible but, in any event, so as to be received by no later than 1:00 p.m. (Calgary, Alberta time) on November 23, 2009. The completed Form of Acceptance must be accompanied by the share or warrant certificate(s), as applicable, or other document(s) of title for your Shares or Warrants, as the case may be. No acknowledgement of receipt of documents will be given.

(c)

Certificates not readily available or lost: If any of your share or warrant certificates or other documents of title are not readily available or are lost, please contact Calvin Brackman of PetroKamchatka Services Ltd. as soon as possible at 1-403-247-005 for assistance. If any of your share or warrant certificates or other documents of title are not readily available or are lost, this Form of Acceptance should nevertheless be completed, signed, witnessed and returned as stated above, together with any certificate(s) or other documents of title that you may have available and accompanied by a letter stating that the balance will follow or that you have lost one or more of your certificate(s) or other document(s) of title, so as to be received by Computershare Investor Services Inc. at either (i) Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8, Attention: Corporate Actions or (ii) 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 Attention: Corporate Actions Telephone (toll free North America) 1-800-564-6253 or (outside of North America) 1-514-982-8728 not later than 1:00 p.m. (Calgary, Canada Time) on 23 November 2009. You should then arrange for the relevant certificate(s) or other document(s) of title to be forwarded as soon as possible thereafter. In the case of loss of a share certificate, you should contact as soon as possible Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, Canada T2P 1T1, Attention: Loss Department (Telephone: 1-403-233-2801 (main number) or 1-866-313-1872 (toll free North America) or via facsimile at 1-403-233-2857 and request the Loss Department) for a letter of indemnity for lost share certificate(s) or other document(s) of title which, when completed in accordance with the instructions given, should be returned to Computershare at the address above. In the case of loss of a warrant certificate, you should contact as soon as possible PetroKamchatka Services Inc., Suite 1000, 505 – 3rd Street S.W., Calgary, Alberta, Canada T2P 3E6 (Telephone: 1-403- 247-0005; Facsimile: 1-403-247-0001, Attention: Calvin Brackman), to seek instructions on how to tender your Warrants to the Offer.

(d)	Validity of acceptances: Without prejudice to any other terms and conditions set forth in this Offer Document, PetroHoldco reserves the right to treat as valid any Form of Acceptance if not entirely in order, or not accompanied by the relevant certificate(s) and/or other relevant document(s) of title, or if received, by or on behalf of it, at any place or places or in any manner determined by them otherwise than as specified in this Offer Document or in the Form of Acceptance. However, until the relevant share or warrant certificate(s), as applicable, or other document(s) of title or indemnities satisfactory to PetroHoldco have been received by or on behalf of PetroHoldco, no PetroHoldco Shares or PetroHoldco Warrants, as the case may be, will be issued under the Share Offer in exchange for the Shares or under the Warrant Offer in exchange for the Warrants to which such outstanding certificate(s) or other document(s) of title or indemnities pertain.

(e)	General: If you are in any doubt as to the procedure for acceptance, please contact: (i) the Secretary of PetroHoldco by telephone on 01534 504000 (if calling from inside the United Kingdom) or on +44 (0) 1534 504000 (if calling from outside the United Kingdom); (ii) Computershare at 1-800-564-6253 (toll free in North America) or 1-514-982-8728 (outside North America); or (iii) the CFO of PetroKamchatka Services Inc. by telephone at 1-403-247-0005.

14.	Settlement

If the Share Offer becomes unconditional, all Shareholders who have validly accepted the Share Offer before or by the date on which the Share Offer becomes or is declared unconditional will be sent a DRS Advice/Statement representing Shares certificates evidencing PetroHoldco Shares within 14 days of such date. If the holder of Shares would like to request a share certificate, refer to the instructions provided upon receipt of the DRS Advice/Statement. Any Shareholder who validly accepts the Share Offer after such date but while it remains open for acceptance, will be sent certificates evidencing PetroHoldco Shares within 14 days of such shareholder’s acceptance being received.

The Direct Registration System (the “DRS”) is a system that allows your securities to be held in “book-entry” form without having a physical security certificate issued as evidence of ownership. Instead, your securities are held in your name and registered electronically on our records, which are maintained by the transfer agent.

Holders of securities in DRS (book-entry form) have all the traditional rights and privileges as holders of securities in certificate form. The DRS (i) eliminates the need for shareholders to safeguard and store certificates; (ii) avoids the significant cost of a surety bond for the replacement of and effort involved in replacing physical certificate(s) that might be lost, stolen or destroyed; (iii) permits/enables electronic security transactions between your broker or dealer and transfer agent; and (iv) provides a full audit trail of all DRS transactions.

The first time you have securities recorded under DRS, you will receive an initial DRS Advice/Statement acknowledging the number of securities you hold in book-entry in your DRS account. Each time you have any movement of securities into or out of your DRS account, you will be mailed an updated DRS Advice/Statement within two business days of your transaction. On an annual basis DRS holders will receive a DRS Advice/Statement showing their book-entry holdings as of December 31st. Through Computershare, you may request a security certificate for all or a portion of the whole securities held in your DRS account at any time. A security certificate for the requested number of shares will be sent to you by first class mail within 2 business days of receipt of your instructions. If applicable, certificate issuance fees will be assessed at the time of transfer.

If the Warrant Offer becomes unconditional, all Warrantholders who have validly accepted the Warrant Offer before or by the date on which the Warrant Offer becomes or is declared unconditional will be sent documents evidencing PetroHoldco Warrants within 14 days of such date. Any Warrantholders who validly accepts the Warrant Offer after such date but while it remains open for acceptance, will be sent documents evidencing PetroHoldco Warrants within 14 days of the acceptance of such holder of Warrants being received.

If the Share Offer (and by extension the Warrant Offer) does not become and is not declared unconditional, the Form of Acceptance, certificates or other document(s) of title will be returned by post within 14 days of the Share Offer (and Warrant Offer) lapsing or being withdrawn to the person or agent whose name and address is set out in the Form of Acceptance or, if none is set out, to the first-named holder at his or her registered address.

All communications, notices, certificates, documents of title and remittances sent by or to PetroHoldco or the Company (or their designated agent(s)) will be sent at their own risk and no acknowledgement of receipt will be given.

15.	Compulsory Acquisition

If PetroHoldco receives acceptances under the Share Offer in respect of 90 percent or more of the Shares and acceptances under the Warrant Offer in respect of 90 percent or more of the Warrants, PetroHoldco intends to exercise its rights pursuant to the provisions of Section 201 of the Cyprus Companies Law Cap. 113 to acquire compulsorily the remaining Shares and Warrants to which the Share Offer and Warrant Offer relates on the same terms as the Share Offer and Warrant Offer, respectively.

16.	Action to be Taken

(a)

In order to accept either the Share Offer or the Warrant Offer, you should complete and return your Form of Acceptance, together with your certificates or other document(s) of title, in accordance with the instructions set out herein (during normal business hours only) by hand, courier or registered mail to Computershare at (i) Calgary, Canada Office Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8, Attention: Corporate Actions or (ii) 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Corporate Actions, Telephone (toll free in North America) 1-800-564-6253, or (outside of North America) 1-514-982-8728, as soon as possible and in any event, so as to be received by no later than 1:00 p.m. (Calgary, Alberta time) on November 23, 2009. If you require further assistance on how to complete the Form of Acceptance, or require additional copies of the Form of Acceptance, please telephone the Secretary of PetroHoldco at 01534 504000 (if calling from inside the United Kingdom): (i) +44 (0) 1534 504000 (if calling from outside the United Kingdom), (ii) Computershare at 1-800-564-6253 (toll free in North America) or (iii) 1-514-982-8728 (outside of North America) or the CFO of PetroKamchatka Services Inc. by telephone at 1-403-247-0005.

17.	Statement of Rights

Securities legislation in the provinces and territories of Canada provides Securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

18.	Approval of Offer and this Offer Document

The Offer and the contents of this Offer Document have been approved, and the sending, communication or delivery thereof to the Shareholders and Warrantholders, have been authorised, by the board of directors of PetroHoldco.

The directors of PetroHoldco accept responsibility for the information contained in this Offer Document relating to PetroHoldco and the Offer. To the best of the knowledge and belief of the directors of PetroHoldco (who have taken all reasonable care to ensure that such is the case), the information contained in this Offer Document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Yours faithfully

“Graeme Phipps”

Graeme Phipps

Chief Executive Officer and a Director

For and on behalf of the directors of PetroKamchatka Plc

CERTIFICATE OF PETROKAMCHATKA PLC

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Date: October 16, 2009

PETROKAMCHATKA PLC

(signed) “Graeme Phipps” Graeme Phipps Chief Executive Officer and President	(signed) “Allan Stevens” Allan Stevens Chief Financial Officer

APPENDIX I

Further Terms and Warranties in respect of the Offer

Part A: Further Terms of the Share Offer and the Warrant Offer

1.	Overseas Securityholders

(a)	No actions have been taken to permit a public offering of PetroHoldco Securities in any jurisdiction except Jersey. The making of the Offer to Overseas Securityholders or to persons who are nominees of, or custodians, trustees, or guardians for, Overseas Securityholders may be prohibited or restricted by the laws of the relevant overseas jurisdiction(s). This Offer Document may not be distributed in or otherwise made available, and PetroHoldco Securities may not be offered and issued, directly or indirectly, in any jurisdiction unless such distribution, offering or issuance is permitted under applicable laws. No person receiving a copy of this Offer Document in any territory other than Jersey may treat the same as constituting an offer or solicitation to him, nor should he in any event use the Form of Acceptance unless, in the relevant jurisdiction, such an offer or invitation could lawfully be made to him and such Form of Acceptance could lawfully be used without contravention of any registration or other legal or regulatory requirements. Such persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of any Overseas Securityholder wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Offer, including the obtaining of any governmental, exchange control or other consents that may be required, compliance with other necessary formalities and the payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any Overseas Securityholder will be responsible for payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction(s) by whomsoever payable and PetroHoldco and any person acting on its behalf shall be fully indemnified and held harmless by such Overseas Securityholder for any such issue, transfer or other taxes or other requisite payments as PetroHoldco and any person acting on its behalf may be required to pay.

(b)	PetroHoldco reserves the right to notify any matter, including the making of the Offer, to all or any Securityholder with a registered address outside Jersey or whom PetroHoldco knows to be nominees of or custodians, trustees, or guardians for, citizens, residents or nationals of countries outside Jersey by announcement in Jersey or by paid advertisement in a daily newspaper published and circulated in Jersey, in which event such notice shall be deemed to have been sufficiently given, notwithstanding any failure by any Securityholder to receive or see such notice, and all references in this Offer Document to notice or the provision of information in writing by or on behalf of PetroHoldco (other than in paragraph 9(a) of this Offer Document) shall be construed accordingly.

(c)	The provisions of this paragraph 1(c) of Part A of Appendix I of this Offer Document and any other terms of the Offer relating to Overseas Securityholders may be waived, varied or modified as regards any specific Overseas Securityholder or on a general basis by PetroHoldco in its absolute discretion, but only if PetroHoldco is satisfied that such waiver, variation or modification will not constitute a breach of any applicable securities or other laws. Subject to this, the provisions of this paragraph 1(c) of Part A of Appendix I of this Offer Document supersede any terms of the Offer inconsistent herewith. References in this paragraph 1(c) of Part A of Appendix I of this Offer Document to a Securityholder shall include the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph 1(c) of Part A of Appendix I of this Offer Document shall apply to them jointly and severally.

(d)	PetroHoldco reserves the right to permit the Offer to be accepted by an Overseas Securityholder (otherwise unable to accept the Offer in accordance with the above) in circumstances in which PetroHoldco is satisfied that acceptance by such Overseas Securityholder will not constitute a breach of any securities or other relevant legislation or impose obligations on PetroHoldco not contemplated by the Offer (and in any such case, PetroHoldco may impose additional requirements and/or restrictions on such acceptance).

(e)	Neither PetroHoldco nor any of its agents or directors nor any of its respective advisers nor any person acting on behalf of it shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

Overseas Securityholders should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

2.	Other Terms of the Share Offer and Warrant Offer Applicable to All Securityholders

(a)	If in respect of an acceptance of the Offer, the relevant Securityholder is unable to give, or does not give, the relevant representations and warranties set out Part B of Appendix I of this Offer Document, PetroHoldco reserves the right, in its absolute discretion, to ignore any acceptance of the Offer.

(b)	No one receiving this Offer Document and the Form of Acceptance should distribute, forward or transmit such documents in, into or from the United States, Canada, Australia, or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction.

(c)	If, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, mails, distributes, forwards or transmits this Offer Document, the Form of Acceptance or any related documents in, into or from the United States, Canada, Australia, Japan or any other jurisdiction other than Jersey, or uses the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, email and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia, Japan or any other jurisdiction other than Jersey in connection with such forwarding, such person should: (i) inform the recipient of such fact; (ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and (iii) draw the attention of the recipient to this paragraph 1(d) of Part A of Appendix I of this Offer Document.

(d)	A Securityholder may, subject to applicable laws, be deemed not to have validly accepted the Offer if he is unable to give, or does not give, the relevant representations and warranties set out in this Part B of Appendix I of this Offer Document.

(e)	PetroHoldco reserves the right, in its absolute discretion, to investigate, in relation to any purported acceptance, whether the relevant representations and warranties set out in this Part B of Appendix I of this Offer Document could have been truthfully given by the relevant Securityholder and, if such investigation is undertaken and, as a result, PetroHoldco determines or cannot satisfy itself (for any reason) that such representations and warranties were true and correct, such acceptance may not be valid.

(f)	Copies of this Offer Document and the Form of Acceptance are available from Computershare Investor Services Inc. at the address specified in paragraph 13(b) of Part 2 of this Offer Document.

(g)	The instructions, terms, provisions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this Offer Document will, unless the context otherwise requires, have the same meanings when used in the Form of Acceptance. The terms and conditions set forth in this Offer Document will be deemed to be incorporated into the Form of Acceptance.

(h)	The Offer and all acceptances thereof and elections thereunder or pursuant thereto, this Offer Document, the Form of Acceptance and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with the law of Jersey. Execution by or on behalf of a Securityholder of a Form of Acceptance constitutes his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance, to the jurisdiction of the Courts of Jersey and his agreement that nothing shall limit the right of PetroHoldco to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(i)	All references in this Offer Document and in the Form of Acceptance to 23 November 2009 (other than those in the definition of “Offer Period” and paragraph 9(a) of Part 2 of this Offer Document) shall, except where the context otherwise requires, be deemed, if the expiry date of the Offer is extended, to refer to the expiry date of the Offer as so extended.

(j)	Any omission or failure to dispatch this Offer Document or the Form of Acceptance or any document required to be given under the terms of the Offer and/or any notice relating to the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer will extend to any Securityholder to whom this Offer Document, the Form of Acceptance or any related documents may not be dispatched, and such persons may collect copies of those documents from the Secretary of PetroHoldco, Whitely Chambers, Don Street St. Helier, Jersey, Channel Islands JE4 9WG or Computershare Investor Services Inc. at the address specified in paragraph 13(b) of Part 2 of this Offer Document.

(k)	All powers of attorney, appointments of agents, and authorities on the terms conferred by or referred to in this Offer Document or in the Form of Acceptance are given by way of security for the performance of the obligations of the Securityholder concerned and are irrevocable.

(l)	All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Securityholder or his designated agent(s) will be delivered by or sent to or from him or his designated agent(s) at his risk.

(m)	No acknowledgement of receipt of any Form of Acceptance, share certificate(s) and/or other document(s) of title will be given by or on behalf of PetroHoldco.

(n)	All references in this Offer Document to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

Part B: Warranties

Each Securityholder by whom, or on whose behalf, a Form of Acceptance is executed, irrevocably undertakes, represents, warrants and agrees to and with PetroHoldco and the Secretary of PetroHoldco or his designate (so as to bind him, his estate, his executors, personal representatives, heirs, successors and assignees to the following effect) that:

1.	The execution of a Form of Acceptance, whether or not any other boxes on such Form of Acceptance are completed, shall constitute, subject to the provisions of Part A of Appendix 1 of this Offer Document:

(a)	an acceptance or deemed acceptance of the Offer in respect of the relevant Securityholder’s entire holding of Securities, or such lesser number as may have been inserted in the relevant Box of the Form of Acceptance, provided that if no number is inserted in the relevant box, or a number is inserted in the relevant Box that exceeds such Securityholder’s holding of the Securities, the acceptance will be deemed to have been made in respect of the Securityholder’s entire holding of the Securities; and

(b)	the giving of an authority to PetroHoldco and its respective agents to execute any further documents and give any further assurances that may be required in connection with any of the foregoing and an undertaking to execute all or any documents and/or give any such further assurances as may be required to enable PetroHoldco to obtain the full benefit of the acceptance and/or to perfect any of the authorities expressed to be given hereunder, in each case on and subject to the terms and conditions set out or referred to in this Offer Document and the Form of Acceptance and that each such acceptance shall be irrevocable;

2.	he is entitled to dispose of the Securities in respect of which the Offer is accepted or deemed to be accepted and that the Securities in respect of which the Offer is accepted or deemed to be accepted are sold fully paid free from all liens, charges, equities, equitable interests, encumbrances, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights attaching thereto on or after November 23, 2009, including (without limitation), in respect of the Common Shares, voting rights and the right to receive and retain all dividends and other distributions (if any) declared, made or payable on or after November 23, 2009;

3.	unless “No” is put in the Box in the “Overseas Securityholders Only” section of the relevant Form of Acceptance:

(a)	he has not received, sent or otherwise distributed, directly or indirectly, any copies or originals of this Offer Document, the Form of Acceptance or any related documents in, into or from the United States, Canada, Australia, Japan or any other jurisdiction other than Jersey if such actions may constitute a breach of any legal or regulatory requirements of such jurisdiction;

(b)	in respect of the Securities to which his acceptance of the Offer relates, he is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has not given any instructions with respect to the Offer from the United States, Canada, Australia, Japan or any jurisdiction other than Jersey if to do so would constitute a breach of any legal or regulatory requirements of such jurisdiction;

(c)	he is not accepting the Offer with a view to the offer, sale, resale or delivery, directly or indirectly, of any Securities in or into the United States, Canada, Australia, Japan or any other jurisdiction if to do so would constitute a breach of any legal or regulatory requirements of such jurisdiction;

(d)	he has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, complied with all necessary formalities and paid any issue, transfer or other taxes or duties due from him in each case in connection with such acceptance in any jurisdiction and that he has not taken or omitted to take any action that will or may result in PetroHoldco or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer;

4.	the execution and delivery of a Form of Acceptance constitutes, subject to the Offer becoming unconditional in accordance with its terms, the irrevocable separate appointment of PetroHoldco or any director of PetroHoldco as such person’s attorney and/or agent (the “Attorney”), and an irrevocable instruction to the Attorney:

(a)	to complete and execute all or any forms of transfer and/or any other documents whatsoever at the Attorney’s discretion in relation to the Securities, referred to in Part B of Appendix I of this Offer Document, in respect of which an accepting Securityholder has validly accepted (the “Acceptance Securities”) in favour of PetroHoldco or such other person or persons as PetroHoldco may direct and to deliver such forms of transfer and/or other documents at the Attorney’s discretion together with any share certificates and or other documents of title relating to the Acceptance Securities for registration within six months of the Offer becoming unconditional; and

(b)	to execute all such other documents and to do all such other acts and things that in the opinion of the Attorney may be necessary or expedient to vest in PetroHoldco or its nominee(s) the full legal and beneficial ownership of the Acceptance Securities as aforesaid;

5.	the execution and delivery of a Form of Acceptance constitutes, subject to the Offer becoming unconditional in accordance with its terms, separate irrevocable authorities and requests to PetroHoldco or its agents to procure the registration of the transfer of the Acceptance Securities pursuant to the Offer and the delivery of the certificate(s) and/or other documents(s) of title in respect thereof to PetroHoldco or as it may direct;

6.	after the Share Offer and Warrant Offer become unconditional (or if the Share Offer and Warrant Offer will become unconditional or lapse upon the outcome of the resolution in question):

(a)	PetroHoldco or its agents shall be entitled to direct the exercise of any votes and any or all other rights and privileges attaching to any Acceptance Securities;

(b)	the Company shall be authorised by the holder of Acceptance Securities to send any notice, warrant, circular, document or other communication that may be required to be sent to him as a Securityholder to PetroHoldco at its registered office;

(c)	PetroHoldco or any director of PetroHoldco or its respective agents shall be authorised by the holder of Acceptance Securities to sign any document and do such things as may, in their reasonable opinion, seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the Acceptance; and

(d)	the execution of a Form of Acceptance constitutes the agreement of such Securityholder not to exercise any of such rights attaching to the Acceptance Securities without the consent of PetroHoldco and the irrevocable undertaking of such Securityholder to not appoint a proxy or corporate representative for or to attend any such general meetings or separate class meetings (or any adjournment thereof);

7.	he will deliver or procure delivery to Computershare Investor Services Inc. of his share or warrant certificate(s) and/or other document(s) of title in respect of Acceptance Securities, or an indemnity acceptable to PetroHoldco in lieu thereof, as soon as possible;

8.	the terms and conditions of the Offer set forth in this Offer Document shall be deemed to be incorporated in, and form part of, the Form of Acceptance, which shall be construed accordingly;

9.	he agrees to ratify each and every act or thing which may be done or effected by PetroHoldco or any director of PetroHoldco or their respective agents, as the case may be, in the exercise of any of its, his or their respective powers and/or authorities hereunder (and to indemnify each such person against losses arising therefrom);

10.	if any terms of the Offer set forth in this Offer Document shall be unenforceable or invalid or shall not operate so as to afford PetroHoldco or any director of PetroHoldco or their respective agents (as the case may be) the benefit of the authorities and powers of attorney expressed to be given therein or herein, he will with all practicable speed do all such acts and things and execute all such documents as may be required to enable those persons to secure the full benefits of the terms of the Offer set forth in this Offer Document;

11.	that, upon execution and delivery, any Form of Acceptance shall take effect as a deed; and

12.	the execution of a Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the Jersey courts and his agreement that nothing shall limit the right of PetroHoldco to bring any action, suit or proceeding arising out of or in connection with the Offer or in any other manner permitted by law or in any Court of competent jurisdiction.

APPENDIX II

INFORMATION CONCERNING PETROHOLDCO

NOTICE TO READER

Unless otherwise defined in this Appendix II, all capitalized words and terms used in this Appendix II have the meanings ascribed to such words and terms in Appendix III to the Offer Document to which this Appendix II is attached.

REPORTING CURRENCY AND ACCOUNTING STANDARDS

The financial statements contained in this Appendix have been prepared in accordance with Canadian GAAP and the reporting currency is the U.S. dollar.

Unless otherwise indicated, references herein to “$”, “USD” or “dollars” are to U.S. dollars, and references to “CAD” are to Canadian dollars and “RUR” are to Russian Rubles.

INFORMATION RELATING TO PETROHOLDCO

PetroHoldco was established under the laws of Jersey on 23 December 2008 for the purpose of acquiring the Company pursuant to the Offer. As at the date hereof, PetroHoldco has not carried on any active business, except in respect of the Offer.

The PetroHoldco Shares are not currently listed or traded on any exchange, none of the PetroHoldco Warrants to be issued will be listed or traded on any exchange, and PetroHoldco is not a “reporting issuer” or the equivalent in any jurisdiction under applicable securities, corporate and other laws.

Upon completion of the Offer, the Company will be a wholly-owned subsidiary of PetroHoldco and the directors and management of PetroHoldco will be the current directors and management of the Company, other than Richard Norris. Upon completion of the Offer, the number of PetroHoldco Shares and PetroHoldco Warrants held by Shareholders and Warrantholders, respectively, will be identical to their holdings in the Company immediately prior to completion of the Offer. The Reorganization, and in particular, the completion of the Offer, will not affect the underlying value of the Shareholders’ or Warrantholders’ equity position in the Company.

CORPORATE STRUCTURE

PetroHoldco was established under the laws of Jersey on 23 December 2008 for the purpose of acquiring the Company pursuant to the Offer.

The registered office and head office of PetroHoldco is Whitely Chambers, Don Street, St. Helier, Jersey, Channel Islands JE4 9WG, Telephone: +44-1534504000.

FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS

As at the date hereof, PetroHoldco has not carried on any active business, except in respect of the Offer. Please see attached at Schedule “A” hereto a copy of the audited balance sheet of PetroHoldco as at May 31, 2009. PetroHoldco has not prepared any income statement in the year ended May 31, 2009 on the basis that it has not conducted any activities since the date of establishment on December 23, 2008.

DESCRIPTION OF SHARE CAPITAL

The authorised capital of PetroHoldco consists of an unlimited number of PetroHoldco Shares and an unlimited number of preference shares issuable in series, of which, as at September 30, 2009, only two PetroHoldco Shares were issued and outstanding, and nil preference shares were issued or outstanding.

See “Description of Share Capital” at Appendix III - “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document for a description of the share capital of PetroHoldco assuming the completion of the Offer.

DIVIDENDS

PetroHoldco has not declared or paid any dividends on the PetroHoldco Shares to date. The directors of PetroHoldco have no current intention to pay any dividends in the near future. It is anticipated that future earnings of PetroHoldco will be used to acquire or develop the Company’s oil and natural gas properties.

MARKET FOR SECURITIES

The PetroHoldco Shares are not currently listed or traded on any exchange, none of the PeroHoldco Warrants to be issued will be listed or traded on any exchange and PetroHoldco is not a “reporting issuer” or the equivalent in any jurisdiction under applicable securities, corporate and other laws.

On October 2, 2009, PetroHoldco entered into the Arrangement Agreement with AcquisitionCo and Bluerock, a Canadian TSXV listed issuer, whereby PetroHoldco, through AcquisitionCo, would acquire all the common shares of Bluerock pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the Arrangement Agreement, shareholders of Bluerock will receive 0.46837 of a PetroHoldco Share in exchange for each common share of Bluerock. Completion of the Bluerock Arrangement is subject to: (i) not less than 90% of Shareholders shall have validly deposited their Shares under the Offer, (ii) approval by not less than 66 2/3% of the outstanding voting shares of Bluerock, (iii) approval of the listing of the PetroHoldco Shares on the TSXV, (iv) approval by the Court of Queen’s Bench of Alberta and (v) the satisfaction or waiver of other typical conditions. PetroHoldco has made an application to the TSXV to list the PetroHoldco Shares on the TSXV in connection with the Bluerock Arrangement. The listing of the PetroHoldco Shares on the TSXV will be subject to PetroHoldco meeting the TSXV’s listing requirements. There can be no assurance that the requisite approvals of the TSXV will be granted on a timely basis or on conditions satisfactory to PetroHoldco. There is no assurance that the Bluerock Arrangement will be completed or that the TSXV will approve the listing of the PetroHoldco Shares. Assuming completion of the Bluerock Arrangement and approval of the TSXV, PetroHoldco will become a public listed company on the TSXV.

There can be no assurance that the requisite approvals will be granted on a timely basis or on conditions satisfactory to PetroHoldco. If the TSXV does not approve the listing of the PetroHoldco Shares and the associated condition in the Bluerock Agreement is not waived by Bluerock and PetroHoldco, the Bluerock Arrangement will not be completed.

CONSOLIDATED CAPITALIZATION

The following table set forth the consolidated capitalization of PetroHoldco as at May 31, 2009 and October 16, 2009, both before and after giving effect to the Offer by PetroHoldco to acquire the Company.

Designation	Authorized	Outstanding as at May 31, 2009		Outstanding as at October 16, 2009 after giving effect to the Recent Issuances(1) and the Offer

Equity
Common shares	Unlimited	$3 (2 shares	)	$83,337,584 (420,043,055 shares	)
Preference shares	Unlimited	—		-
Warrants		—		$6,960,263 (19,266,939 warrants	)
Options		—		21,325,000 options

Note:

(1)	“Recent Issuances” refer to the share and warrant issuances by the Company since May 31, 2009 and 15,100,000 Options issued to directors, officers, employees and consultants of the Company on October 1, 2009. See “Prior Sales of Shares” in this Appendix.

PRIOR SALES

On December 23, 2008, PetroHoldco issued two PetroHoldco Shares to two directors of the Company and PetroHoldco for an aggregate price of $3.00 ($1.50 per share) to facilitate the organization of PetroHoldco.

PRINCIPAL SHAREHOLDERS

As at the date hereof, there are only two shareholders of PetroHoldco, being Jonathan Morley-Kirk and Graeme Phipps, who hold an aggregate two PetroHoldco Shares, which shares were issued in connection with the organization of PetroHoldco on December 23, 2008.

DIRECTORS AND EXECUTIVE OFFICERS

The directors of PetroHoldco are the directors of the Company, other than Richard Norris. Upon completion of the Offer, management of the Company will continue to be the management of PetroHoldco and its subsidiaries.

PetroHoldco was established by Jonathan Morley-Kirk and Graeme Phipps, each a director of PetroHoldco and the Company. As part the Reorganization of PetroHoldco, Messrs. Morley-Kirk and Phipps subscribed for an aggregate two PetroHoldco Shares for a subscription price of $1.50 per share.

For information on the directors and executive officers of PetroHoldco (including its subsidiaries) upon completion of the Offer, see “Directors and Executive Officers” at Appendix III - “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

EXECUTIVE COMPENSATION

To date, PetroHoldco has not carried on any active business (except in respect of the Reorganization) and has not completed a fiscal year of operations. No compensation has been paid by PetroHoldco to its executive officers or directors and none is expected to be paid until after the Reorganization is completed.

Following the completion of the Offer, it is anticipated that the executive officers of PetroHoldco will be paid salaries at levels comparable to the salaries currently paid by the Company to such officers. As at the date of this Offer Document, there are no employment contracts in place between PetroHoldco and any of the executive officers of PetroHoldco and there are no provisions for compensation for the executive officers of PetroHoldco in the event of termination of employment or a change in responsibilities following a change of control. The PetroHoldco board of directors will consider whether employment contracts should be entered into with the executive officers of PetroHoldco following the completion of the Reorganization.

PetroHoldco has not established an annual retainer fee or attendance fee for directors. However, PetroHoldco expects to compensate directors at levels comparable to the compensation currently paid by the Company to directors.

The board of directors of PetroHoldco has approved a stock option plan, subject to approval by the TSXV. A description of the stock option plan is set out at “Executive Compensation – Stock Option Plan” at Appendix III - “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

For information regarding the anticipated compensation of executive officers and directors and the stock option plan of PetroHoldco, see “Directors and Executive Officers” and “Executive Compensation” at Appendix III - “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the board of directors of PetroHoldco, the members of which are elected by and are accountable to the shareholders. The board of directors of PetroHoldco views effective corporate governance as an essential element for the ongoing well-being of PetroHoldco and its shareholders.

PetroHoldco’s anticipated corporate governance practices and audit committee matters are disclosed under “Corporate Governance Practices” at Appendix III – “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

RISK FACTORS

Ownership of PetroHoldco Shares and PetroHoldco Warrants should be considered highly speculative due to the proposed nature of PetroHoldco’s business and the present stage of its development. Shareholders should carefully consider the risk factors set forth at paragraph 7 to this Offer Document and at “Risk Factors” at Appendix III - “Information Concerning PetroHoldco Assuming Completion of the Offer” to this Offer Document.

LEGAL PROCEEDINGS

There are no legal proceedings to which PetroHoldco is a party or in respect of which PetroHoldco is subject, that would be material to PetroHoldco, and PetroHoldco is not aware of any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Offer Document, no informed person of PetroHoldco has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or will materially affect PetroHoldco.

MATERIAL CONTRACTS

The only contracts entered into by PetroHoldco during the past two years, or to which PetroHoldco will become a party on or prior to the closing date of the Offer, that can reasonably be regarded as material to an owner of PetroHoldco Shares, other than contracts entered into in the ordinary course of business, are: (i) the Arrangement Agreement and the (ii) engagement letter agreement dated October 6, 2009 between PetroHoldco and Canaccord Capital Corporation in respect of the Proposed Equity Financing (the “Engagement Letter”).

Copies of the Arrangement Agreement and the Engagement Letter may be inspected at the registered office of PetroHoldco (located at Whitely Chambers, Don Street St., Helier, Jersey, Channel Islands JE4 9WG) or the Calgary office of PetroKamchatka Services Inc. at 1000, 505 – 3rd Street S.W., Calgary, Alberta, T2P 3E6, Canada during normal business hours.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of PetroHoldco is KPMG LLP, Chartered Accountants, of Calgary, Alberta.

Computershare Investor Services Jersey Limited, at its offices in St. Helier, Jersey and Calgary, Alberta is the transfer agent and registrar for the PetroHoldco Shares.

LEGAL MATTER AND INTERESTS OF EXPERTS

Certain legal matters relating to the Offer are to be passed upon in connection with the completion of the Reorganization by Bennett Jones LLP, Dorsey & Whitney LLP, Ogier and Diametriades Law Office LLC on behalf of PetroHoldco. None of Bennett Jones LLP, Ogier and Chrysses Demetriades & Co LLC or any officer or partner thereof has received or will receive a direct or indirect interest in the property of PetroHoldco or of any associate. Each of Bennett Jones LLP, Dorsey & Whitney LLP, Ogier and Chrysses Demetriades & Co LLC and the officers and partners thereof, beneficially own, directly or indirectly, less than 1% of the issued and outstanding PetroHoldco Shares or the Common Shares.

SCHEDULE “A”

Balance Sheet of PetroHoldco

Balance Sheet of

PETROKAMCHATKA PLC

As at May 31, 2009

(expressed in US Dollars)

AUDITORS’ REPORT TO THE DIRECTORS

We have audited the balance sheet of PetroKamchatka Plc as at May 31, 2009. This financial statement is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free from material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Corporation as at May 31, 2009 in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

October 16, 2009

PETROKAMCHATKA PLC

Balance Sheet

As at May 31, 2009

(expressed in US dollars)

Assets

Current assets:
Cash	$3

Shareholders’ Equity

Shareholders’ equity:
Share capital (note 2)	$3

Subsequent events (note 3)

On behalf of the Board of PetroKamchatka Plc

(signed) “Jonathan Morley-Kirk”	(signed) “Graeme Phipps”

Director	Director

See accompanying notes to financial statements.

PETROKAMCHATKA PLC

Notes to the Balance Sheet

As at May 31, 2009

(expressed in US dollars)

1.	Formation and financial presentation:

PetroKamchatka Plc (the “Corporation” or “PKK”) was incorporated on December 23, 2008 under the Companies (Jersey) Law 1991. The Corporation has not carried on active business from incorporation to May 31, 2009. The accompanying balance sheet has been prepared by management in accordance with Canadian generally accepted accounting principles.

2.	Shareholders’ equity:

(a)	Authorized:

An unlimited number of common shares

An unlimited number of preferred shares

(b)	Issued:

	Number of shares	Amount
Common shares for cash	2	$3

3.	Subsequent events:

(a)	In October 2009, PKK issued a Take-Over Bid Circular to the shareholders of PetroKamchatka Resources Ltd. (“PKR”), a company with common officers and directors as PKK, to acquire all the issued and outstanding Class A Common Shares of PKR including any that may become outstanding upon the conversion of warrants of PKR or exercise of options of PKR and to acquire all of the issued and outstanding warrants of PKR (the “Offer”).

The shareholders of PKR will receive one share of PKK for each PKR share held. The warrant holders of PKR will receive one warrant of PKK for each warrant of PKR held. The PKK warrants and options will be at the same terms and conditions as the PKR warrants and options.

The Offer is conditional upon the acceptance and valid deposit of at least 90% of the issued and outstanding shares and warrants of PKR.

As at the date of the Offer, being October 14, 2009, PKR had 420,043,053 Class A Common shares and 19,266,939 Warrants to purchase Class A Common Shares outstanding. PKR also had 21,325,000 options outstanding to purchase Class A Common Shares at exercise prices ranging from $0.10 per options to CAD$1.25 per option.

PETROKAMCHATKA PLC

Notes to the Balance Sheet, page 2

As at May 31, 2009

(expressed in US dollars)

3.	Subsequent events (continued):

If the take-over is successful, the Corporation will follow the continuity of interest basis of accounting whereby the Corporation is considered a continuity of PKR. The Offer is subject to shareholder and regulatory approval.

(b)	On October 2, 2009, the Corporation entered into an Arrangement Agreement with Bluerock Acquisition Corp. (“Bluerock”) a capital pool company listed on the TSX Venture Exchange to complete a business combination. The transaction, if successful, will result in the Corporation issuing approximately 6,626,544 common shares, 0.46837 common shares for each Bluerock common share, to acquire Bluerock and the Corporation will be listed for trading on the TSX Venture Exchange. Bluerock has no operating assets and limited working capital. As a result, the acquisition is not expected to have a material effect on the assets, liabilities, income or expenses of the Corporation.

(c)	On October 6, 2009, PKK and its wholly-owned subsidiary, 1490697 Alberta Ltd., entered into an engagement letter with Canaccord Capital Corporation (“Canaccord”) together with Renaissance Securities Ltd. (as Lead Agents) to raise, on a commercially reasonable best efforts basis, a private placement of convertible securities, of up to $15 million. The convertible securities are convertible, on a one-for-one basis, into Common Shares of PKK upon successful completion of the acquisition of PKR by PKK and the Bluerock Arrangement. If these transactions are not completed by December 31, 2009, then the convertible securities will be cancelled and all the subscriptions proceeds will be returned to the subscribers.

APPENDIX III

INFORMATION CONCERNING PETROHOLDCO

ASSUMING COMPLETION OF THE OFFER

III-1

PETROKAMCHATKA PLC

GENERAL MATTERS	3

GLOSSARY	4

BUSINESS OF THE COMPANY	9

GENERAL DEVELOPMENT OF THE BUSINESS	11

RELATIONSHIP WITH STRATEGIC PARTNERS	18

DESCRIPTION OF THE PROPERTIES	20

INDUSTRY CONDITIONS	27

STATEMENT OF RESOURCES AND OTHER OIL AND GAS INFORMATION	33

SELECTED FINANCIAL INFORMATION	37

MANAGEMENT’S DISCUSSION AND ANALYSIS	37

DIRECTORS AND EXECUTIVE OFFICERS	45

EXECUTIVE COMPENSATION	50

CORPORATE GOVERNANCE PRACTICES	61

DESCRIPTION OF THE SHARE CAPITAL AND THE ARTICLES AND MEMORANDUM OF ASSOCIATION	65

CONSOLIDATED CAPITALIZATION OF THE COMPANY	69

PRIOR SALES OF SHARES	70

PRINCIPAL HOLDERS OF COMMON SHARES	71

ESCROWED SECURITIES	71

TRANSACTIONS WITH RELATED PERSONS	72

RISK FACTORS	72

MATERIAL CONTRACTS	86

PROMOTERS	86

INDEBTEDNESS OF DIRECTORS AND OFFICERS	86

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	86

DIVIDEND RECORD AND POLICY	86

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	87

INTEREST OF EXPERTS	87

ENFORCEMENT OF LEGAL RIGHTS	87

AUDITOR, TRANSFER AGENT AND REGISTRAR	87

CONSENTS	88

SCHEDULE “A” –AUDIT COMMITTEE MANDATE	A-1

SCHEDULE “B” – PETROKAMCHATKA FINANCIAL STATEMENTS	B-1

SCHEDULE “C” – PETROHOLDCO PRO FORMA FINANCIAL STATEMENTS	C-1

SCHEDULE “D” – FORMS 51-101F2 AND 51-101F3	D-1

III-2

GENERAL MATTERS

The Company

The Company was incorporated under the YBCA on November 23, 1998 as CEP International Petroleum Ltd. Articles of amendment were filed under the YBCA on January 23, 2001 to remove certain share transfer restrictions and on August 27, 2001 to remove all restrictions on the transfer of shares of the Company, to set the minimum number of directors to three and a maximum number of directors to ten, and to remove the limitations on the maximum number of shareholders of the Company and other private company restrictions. Effective December 31, 2008, the Company changed its name to “PetroKamchatka Resources Ltd.” On August 25, 2009, the Company was continued (redomiciled) from the Yukon to Cyprus pursuant to a certificate of discontinuance issued under the YBCA dated September 28, 2009 and a temporary certificate of continuance issued in accordance with the Cyprus Act.

PetroHoldco was formed under the laws of Jersey on December 23, 2008 for the purpose of making the Offer pursuant to the Reorganization. On October 16, 2009, PetroHoldco made an offer to acquire all the Common Shares and Warrants of PetroKamchatka Cyprus pursuant to the Offer.

References to each of the “Company” or “PetroKamchatka” means (i) PetroHoldco and its subsidiaries upon completion of the acquisition by PetroHoldco of all the securities of PetroKamchatka Cyprus pursuant to the Offer; (ii) PetroKamchatka Cyprus and its subsidiaries from August 25, 2009 until completion of the acquisition by PetroHoldco of all the securities of PetroKamchatka Cyprus pursuant to the Offer, (iii) PetroKamchatka Resources Ltd. and its subsidiaries from December 31, 2008 until August 25, 2009, and (iv) CEP International Petroleum Ltd and its subsidiaries prior to December 31, 2008.

Forward-Looking Statements

This Appendix contains certain forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”). In particular, this Appendix contains forward-looking statements pertaining to the following:

•	business strategies,

•	drilling plans, including in particular the timing of drilling of the Company’s first well, the Oyarskaya #1 well on the Tigil Block,

•	exploration and development plans,

•	the Company’s ownership in each of the Russian Operating Companies and the exploration licences,

•	the characteristics of the Company’s properties,

•	the quantity and value of oil resources,

•	the ability to secure licences,

•	ability to secure adequate financing,

•	the dealings with the Highkelly rig,

•	completion of the Reorganization, including in particular the Offer,

•	benefits of the Reorganization,

•	timing of the Reorganization,

•	completion of the Bluerock Arrangement,

•	timing of the Bluerock Arrangement,

•	benefits of the Bluerock Arrangement,

•	the Proposed Equity Financing,

•	listing on the TSXV,

•	treatment under Russian government regulatory regimes, and

•	other expectations, beliefs, plans, goals, objectives, assumptions or statements about future events or performance.

III-3

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These judgments and estimates may change, having either a negative or positive effect as further information becomes available, and as the economic environment changes. Furthermore, statements relating to “resources” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements are based on the Company’s current beliefs as well as assumptions made by, and information currently available to, the Company concerning business prospects, strategies, regulatory developments, the ability to obtain equipment in a timely manner to carry out development activities, the ability to get oil to market, the ability to obtain financing on acceptable terms, the ability to complete the Reorganization (including the Offer), the ability to complete the Bluerock Arrangement, the ability to complete the Proposed Equity Financing, the terms of the Offer, the terms of the Bluerock Arrangement Agreement and the terms of the Proposed Equity Financing. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Undue reliance should not be placed on forward-looking statements, which are inherently uncertain, are based on estimates and assumptions, and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking statements will not occur. There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will in fact be realized. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. These factors include, but are not limited to risks associated with oil and natural gas exploration, financial risks, the history of losses, substantial capital requirements, political and government risks, government regulation, limitations on foreign investments in Russia, environmental, prices, dependence on key personnel, availability of drilling equipment and access, access to Kamchatka, risks may not be insurable, licences, resource estimates, variations in exchange rates. Further information regarding these factors may be found under the heading “Risk Factors” in this Appendix. Readers are cautioned the foregoing list of factors that may affect future results is not exhaustive.

The forward-looking statements contained in this Appendix are made as of the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Reporting Currency and Accounting Standards

The financial statements contained in this Appendix have been prepared in accordance with Canadian GAAP and the reporting currency is the U.S. dollar.

Unless otherwise indicated, references herein to “$”, “USD” or “dollars” are to U.S. dollars, and references to “CAD” are to Canadian dollars and “RUR” are to Russian Rubles.

GLOSSARY

In this Appendix, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

“ABCA” means the Business Corporations Act (Alberta);

“AcquisitionCo” means 1490697 Alberta Ltd., a wholly-owned subsidiary of PetroHoldco, incorporated under the ABCA for the purposes of facilitating the Bluerock Arrangement and issuing securities pursuant to the Engagement Letter and the Proposed Equity Financing.

III-4

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time;

“Applicable Laws”, all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or licence of any court, Governmental Entity, statutory body or self regulatory authority (including the TSXV), as applicable;

“Articles” means the articles of association of PetroHoldco;

“Bluerock” means Bluerock Acquisition Corp., a company incorporated under the laws of British Columbia, Canada;

“Bluerock Arrangement” means the arrangement under section 193 of the ABCA pursuant to which PetroHoldco has agreed to acquire Bluerock;

“Bluerock Arrangement Agreement” means the arrangement agreement dated October 2, 2009 between PetroHoldco, AcquisitionCo and Bluerock;

“Board of Directors” or the “Board” means the board of directors of the Company;

“Canadian GAAP” means Canadian generally accepted accounting principles;

“CJSC Icha Exploration” means CJSC Icha Exploration, a closed joint stock company established under the laws of Russia owned 50% by each of LukinCholot and KKPL, and which holds the Icha Licence;

“CJSC Kehta-Exploration” means CJSC Kehta-Exploration, a closed joint stock company established under the laws of Russia owned 100% by PetroKamchatka Cyprus, and which holds the Vorovskaya Licence;

“CJSC Kingi-Exploration” means CJSC Kingi-Exploration, a closed joint stock company established under the laws of Russia owned 100% by PetroKamchatka Cyprus, and which holds the Pustaretskaya Licence;

“CJSC Palana-Exploration” means CJSC Palana-Exploration, a closed joint stock company established under the laws of Russia owned 100% by PetroKamchatka Cyprus, and which holds the Palanskaya Licence;

“CJSC Tigil Exploration” means CJSC Tigil Exploration, a closed joint stock company established under the laws of Russia owned 50% by each of LukinCholot and KKPL, and which holds the Tigil Licence;

“CJSC Tvayan-Exploration” means CJSC Tvayan-Exploration, a closed joint stock company established under the laws of Russia owned 100% by PetroKamchatka Cyprus, and which holds the Ichinskaya Licence;

“CJSC Unetmelgin” means CJSC Unetmelgin, a closed joint stock company established under the laws of Russia owned 100% by LukinCholot;

“Common Shares” means the Class A common shares of PetroKamchatka Cyprus;

“Company” or “PetroKamchatka” means (i) PetroHoldco and its subsidiaries upon completion of the Offer, (ii) PetroKamchatka Cyprus and its subsidiaries from August 25, 2009 until completion of the Offer, (iii) PetroKamchatka Resources Ltd. and its subsidiaries from December 31, 2008 until August 25, 2009, and (iv) CEP International Petroleum Ltd. and its subsidiaries prior to December 31, 2008, unless otherwise stated;

“commercial discovery” means an accumulation of hydrocarbons discovered through exploration that is of sufficient quantity, quality, productivity, and market accessibility to be considered economic to produce under reasonable conditions. This is a pre-condition for the Company and KKPL to seek a production licence from FASU;

III-5

“completion” means the installation of equipment for the production of oil or natural gas or, in the case of a dry hole, the reporting of abandonment to the appropriate agency;

“Continuance” means the continuance of the Company from the Yukon to Cyprus pursuant to a temporary certificate of continuance dated August 25, 2009 issued to the Company under Cyprus Law;

“CRA” means the Canada Revenue Agency;

“Cyprus” means the Republic of Cyprus;

“Cyprus Act” means The Companies Law, Cap 113 (Cyprus);

“diluted basis” means the number of Common Shares outstanding assuming the exercise of all outstanding Warrants and options and other rights to acquire Common Shares;

“D&M” means DeGolyer and MacNaughton, independent reserves engineers;

“D&M Report” means the prospective resources report of D&M, effective June 30, 2009, evaluating the oil and natural gas resources of the Company’s interests in the oil and natural gas properties located in the Tigil, Icha and Urginskaya Blocks in Kamchatka, Russia;

“Engagement Letter” means the letter agreement dated October 6, 2009 between PetroHoldco and its wholly-owned subsidiary, AcquisitionCo, and Canaccord Capital Corporation for a private placement, on a commercially reasonable best efforts basis, for the issue of up to $15,000,000 of securities of AcquisitionCo convertible into PetroHoldco Shares pursuant to the Arrangement. See “Proposed Equity Financing”;

“FASU” means the Federal Agency for Subsoil Use of the Russian Federation;

“Global Amendment Agreement” means the agreement dated December 5, 2007 between the Company, LukinCholot, CJSC Tigil Exploration, CJSC Icha Exploration, KKPL and KNOC entered into pursuant to the Settlement Agreement, which amends certain provisions of the Shareholder Agreements and Operating Agreements;

“Icha Block” means the area of Icha Block in Kamchatka covering 377,700 gross hectares that is the subject matter of the Icha Licence;

“Icha Licence” means the geological licence PLN 13903 NP issued by FASU as of December 29, 2006 and terminating on December 30, 2011 in respect of the Icha Block;

“Icha Operating Agreement” means the operating agreement dated February 22, 2006 between the Company and CJSC Icha Exploration, as amended;

“Icha Shareholder Agreement” means the shareholder agreement dated February 22, 2006 in respect of CJSC Icha Exploration between LukinCholot and KKPL, as amended from time to time;

“Ichinskaya Block” means the area of Ichinskaya Block in Kamchatka covering 567,200 gross hectares that is the subject matter of the Ichinskaya Licence;

“Ichinskaya Licence” means the geological licence PTR 14752 NP issued by FASU as of September 24, 2009 and terminating on September 1, 2014 in respect of the Ichinskaya Block;

“Jersey Act” means the Companies (Jersey) Law 1991;

“KKPL” means KNOC Kamchatka Petroleum Limited, a company established under the laws of Cyprus, owned 55% by KNOC;

III-6

“KNOC” means the Korea National Oil Corporation, a Korean state-owned energy company whose objectives are to explore for and secure energy sources and store and distribute the Korea’s petroleum stocks;

“Koryakia Property Fund” means the Koryakia Property Fund, an investment agency of the Koryakia Oblast Administration, located on the Kamchatka Peninsula;

“Law on Foreign Investments” means Russian Federation Law No. 57-FZ “On Procedures for Making Foreign Investments into Companies Having Strategic Significance for the Defense and Security of the State”, dated April 2, 2008;

“LukinCholot” means OJSC LukinCholot, a Russian open joint stock company established under the laws of Russia, and which is owned 90% by PetroKamchatka Cyprus and 10% by Koryakia Property Fund, and which holds a 50% interest in CJSC Tigil Exploration and CJSC Icha Exploration as well as 100% interest in the Urginskaya Licence;

“MAGKO” means Institute of Geologic and Economic Problems, Moscow, controlled by Mr. Evgeney M. Kozlovsky, former Minister of Energy of the Russian Federation;

“Memorandum” means the memorandum of association of PetroHoldco;

“New Plan” means the stock option plan of PetroHoldco;

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities adopted by the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 –Certification of Disclosure in Issuers’ Annual and Interim Filings adopted by the Canadian Securities Administrators;

“NI 58-101” means National Instrument 58-101 –Disclosure of Corporate Governance Policies adopted by the Canadian Securities Administrators;

“NP 58-201” means National Policy 58-201 – Corporate Governance Guidelines adopted by the Canadian Securities Administrators;

“Offer” means the offer of PetroHoldco dated October 16, 2009 to acquire all of the common shares and warrants of PetroKamchatka Cyprus, as described in the Offer Document;

“Offer Document” means the offer document of PetroHoldco dated October 16, 2009 pursuant to which PetroHoldco made the Offer to shareholders and warrantholders of PetroKamchatka Cyprus;

“Operating Agreements” means the Icha Operating Agreement and the Tigil Operating Agreement and “Operating Agreement” means either one of them;

“Operator” means PetroKamchatka Cyprus under the Operating Agreements;

“Palanskaya Block” means the area of Palanskaya Block in Kamchatka covering 1,251,600 gross hectares that is the subject matter of the Palanskaya Licence;

“Palanskaya Licence” means the geological licence PTR 14753 NP issued by FASU as of September 24, 2009 and terminating on September 1, 2014 in respect of the Palanskaya Block;

“person” means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority, or other entity;

“PetroHoldco” or “PKK” means PetroKamchatka Plc, a company incorporated under the laws of Jersey;

III-7

“PetroHoldco Shares” means the common shares in the capital of PetroHoldco;

“PetroHoldco Warrants” means the warrants of PetroHoldco;

“PetroKamchatka Cyprus” or “PKR” means PetroKamchatka Resources Plc, a corporation continued under the laws of Cyprus;

“PetroKamchatka Services” means PetroKamchatka Services Inc., a corporation incorporated under the laws of Alberta, Canada;

“Proposed Equity Financing” means PetroHoldco’s proposed brokered private placement financing of up to $15 million pursuant to the Engagement Letter;

“Pustaretskaya Block” means the area of Pustaretskaya Block in Kamchatka covering 553,700 gross hectares that is the subject matter of the Pustaretskaya Licence;

“Pustaretskaya Licence” means the geological licence PTR 14749 NP issued by FASU as of September 21, 2009 and terminating on September 1, 2014 in respect of the Pustaretskaya Block;

“Reorganization” means the reorganization pursuant to which the Continuance was initially completed and the Offer was made such that, upon completion of the Reorganization, PetroHoldco, a Jersey company, will hold all of the securities of PetroKamchatka Cyprus, as described under “Business of the Company – Reorganization”;

“RUR” means the Russian Ruble, the lawful currency of the Russian Federation;

“Russian Operating Companies” means CJSC Icha Exploration, CJSC Kehta-Exploration, CJSC Kingi-Exploration, CJSC Palana-Exploration, CJSC Tigil Exploration, CJSC Tvayan-Exploration and LukinCholot;

“Russian VAT” means Russian value added tax;

“Settlement Agreement” means the settlement agreement dated October 5, 2007 between the Company, LukinCholot, CJSC Tigil Exploration, CJSC Icha Exploration, KKPL and KNOC;

“Share Sale and Purchase Agreement” means the share sale and purchase agreement dated November 7, 2005 among the Company, LukinCholot and KNOC;

“Shareholder” means a holder of Common Shares;

“Shareholder Agreements” means the Icha Shareholder Agreement and Tigil Shareholder Agreement and “Shareholder Agreement” means either one of them;

“Subsoil Law” means Russian Federation Law No. 2395-1 “On Subsoil”, dated 21 February 1992 (as amended);

“Tigil Block” means the area of Tigil Block in Kamchatka covering 327,400 gross hectares that is the subject matter of the Tigil Licence;

“Tigil Licence” means the geological licence PLN 13439 NP issued by the FASU as of December 29, 2005 and terminating on December 31, 2010 in respect of the Tigil Block;

“Tigil Operating Agreement” means the operating agreement dated February 22, 2006 between the Company and CJSC Tigil Exploration, as amended;

“Tigil Shareholder Agreement” means the shareholder agreement dated February 22, 2006 in respect of CJSC Tigil Exploration between LukinCholot, KKPL and CJSC Tigil Exploration;

III-8

“TSXV” means the TSX Venture Exchange;

“United States” and “U.S.” mean the United States of America, its territories and possessions, and the District of Columbia;

“Urginskaya Block” means the area of Urginskaya Block in Kamchatka covering 213,400 gross hectares that is the subject matter of the Urginskaya Licence;

“Urginskaya Licence” means the geological licence PTR 14377 NP issued by FASU as of February 1, 2008 and terminating on February 15, 2013 in respect of the Urginskaya Block;

“$US” means lawful currency of the United States of America;

“Vorovskaya Block” means the area of Vorovskaya Block in Kamchatka covering 399,900 gross hectares that is the subject matter of the Vorovskaya Licence;

“Vorovskaya Licence” means the geological licence PTR 14748 NP issued by FASU as of September 21, 2009 and terminating on September 1, 2014 in respect of the Vorovskaya Block;

“Warrantholder” means a holder of Warrants;

“Warrants” means the warrants of PetroKamchatka Cyprus;

“YBCA” means the Business Corporations Act (Yukon), as amended; and

“Yukon” means the Yukon Territory, a territory of Canada.

BUSINESS OF THE COMPANY

General

The Company is an international junior oil and natural gas exploration and development company with core properties located in the Koryakia Autonomous Okrug in the Kamchatka Peninsula of the Russian Federation. The Company also holds, directly or indirectly, beneficial interests in two drilling rigs and other ancillary oilfield equipment.

Kamchatka, Russia

The Kamchatka Peninsula is a 1,250-kilometre long peninsula in the far east of Russia covering an area of 472,300 km². It is located between the Pacific Ocean to the east and the Sea of Okhotsk to the west. The majority of the approximately 400,000 inhabitants are Russians, but there are also about 13,000 Koryaks. More than half of the population lives in Petropavlovsk-Kamchatsky (approximately 200,000 people) and nearby Yelizovo (approximately 40,000 people).

The Company holds a 90% interest in OJSC LukinCholot, the Company’s Russian operating subsidiary. The Russian Operating Companies, as applicable, directly hold each of the applicable exploration licences in Russia.

The Company indirectly holds the following interests in Kamchatka, Russia:

•	through LukinCholot’s 50% interest in CJSC Icha Exploration, a 45% net beneficial interest in the Icha Licence, comprising 377,700 gross hectares;

•	through LukinCholot’s 50% interest in CJSC Tigil Exploration, a 45% net beneficial interest in the Tigil Licence, comprising 327,400 gross hectares;

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•	through LukinCholot, a 90% net beneficial interest in the Urginskaya Licence comprising 213,400 gross hectares;

•	through its wholly-owned subsidiary, CJSC Kingi-Exploration, a 100% net beneficial interest in the Pustaretskaya Licence, comprising 553,700 gross hectares;

•	through its wholly-owned subsidiary, CJSC Palana-Exploration, a 100% net beneficial interest in the Palanskaya Licence, comprising 1,251,600 gross hectares;

•	through its wholly-owned subsidiary, CJSC Tvayan-Exploration, a 100% net beneficial interest in the Ichinskaya Licence, comprising 567,200 gross hectares; and

•	through its wholly-owned subsidiary, CJSC Kehta-Exploration, a 100% net beneficial interest in the Vorovskaya Licence, comprising 399,900 gross hectares.

The Company is the operator of each of the properties in Kamchatka.

The Company, through its indirect interest in CJSC Tigil Exploration, is currently undertaking drilling preparation and logistical planning for the winter 2009 season. The Company anticipates that up to three exploration wells may be spudded from the fall of 2009 through to the winter of 2010-2011. The third well may be a delineation well in the Tigil Block or an exploration well in the Icha Block, depending upon the drilling results of the first two wells and logistical considerations. The first well is expected to be spudded at the Oyarskaya #1 drilling site on the Tigil Block in late October 2009. The actual number of wells that will ultimately be drilled over this timeframe is dependent upon the Company raising sufficient capital and receiving any regulatory approvals that may be required in a timely manner, among other risk factors. At this time, neither the Board of Directors nor KKPL has approved the drilling of a third well. For a further discussion of the risk factors that may impact the Company’s drilling program and other business activities, see “Risk Factors” in this Appendix.

Exploration licences in Russia are issued by the FASU and grant the holder of the licence the right to explore for oil and natural gas reserves within the area specified in the licence. In the event of a commercial discovery, the Company has the right to convert parts of the exploration licence into a production licence. Exploration licences have an associated licence agreement, which specifies a geological and geophysical work program to be completed within time periods specified in the licence.

Petroleum and Natural Gas Leases - British Columbia, Canada

The Company owns a 50% interest in three exploration permits and a 25% interest in one exploration permit in British Columbia, Canada, covering an aggregate of 10,406.7 net hectares. The Company does not have any plans at this time to develop these properties. These non-core assets have been completely written-off in the Company’s financial statements.

Tangible Equipment

The Company holds, directly and/or indirectly, beneficial interests in two drilling rigs and other ancillary oilfield equipment. The ancillary oilfield equipment includes: caterpillars, bulldozers, diesel engines, storage tanks, camp housing units, sleds, ATVs, containers, generators, pumps, heaters, semi-trailers, snowmobiles and other miscellaneous equipment. See “Risk Factors” in this Appendix.

Corporate Structure

The references to each of the “Company” or “PetroKamchatka” means (i) PetroHoldco and its subsidiaries upon completion of the Offer; (ii) PetroKamchatka Cyprus and its subsidiaries from August 25, 2009 until completion of the Offer; (iii) PetroKamchatka Resources Ltd. and its subsidiaries from December 31, 2008 until August 25, 2009; and (iv) CEP International Petroleum Ltd. and its subsidiaries prior to December 31, 2008.

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The Company was incorporated under the YBCA on November 23, 1998 under the name CEP International Petroleum Ltd. Articles of amendment were filed under the YBCA on January 23, 2001 to remove certain share transfer restrictions and on August 27, 2001 to remove all restrictions on the transfer of shares of the Company, to set the minimum number of directors to three and a maximum number of directors to ten, and to remove the limitations on the maximum number of shareholders of the Company and other private company restrictions. Effective December 31, 2008, the Company changed its name to “PetroKamchatka Resources Ltd.” On August 25, 2009, the Company was continued (redomiciled) from the Yukon to Cyprus pursuant to a certificate of discontinuance issued under the YBCA dated September 28, 2009 and a temporary certificate of continuance issued in accordance with the Cyprus Act, which certificate is expected to become final in October 2009.

PetroHoldco was formed under the laws of Jersey on December 23, 2008 for the purpose of making the Offer to acquire all the securities of PetroKamchatka pursuant to the Reorganization. On October 16, 2009, PetroHoldco made an offer to acquire all the Common Shares and Warrants of PetroKamchatka Cyprus pursuant to the Offer Document.

The diagram below illustrates the structure of the Company and its operating subsidiaries and the respective jurisdictions of organization of the Company and its operating subsidiaries, assuming completion of the acquisition by PetroHoldco of all the securities of PetroKamchatka Cyprus pursuant to the Offer.

Upon completion of the Offer, the day to day management and operations of PetroKamchatka Cyprus will continue to be exercised by the Cyprus company, PetroKamchatka Cyprus.

The registered and head office of PetroHoldco is Whitely Chambers, Don Street, St. Helier, Jersey, Channel Islands JE4 9WG. The registered and head office of PetroKamchatka Cyprus is (and will continue to be upon completion of the acquisition by PetroHoldco of PetroKamchatka Cyprus pursuant to the Offer) located at 284 Arch. Makarios III Avenue, Fortuna Court, 3105 Limassol, Cyprus. The Company engages its subsidiaries, PetroKamchatka Services in Canada and LukinCholot in Russia, to assist it in carrying on its business activities. PetroKamchatka Services is located at 1000, 505 – 3rd Street S.W., Calgary, Alberta, T2P 3E6, Canada. The head office of LukinCholot is located at Office 80, 106 Mishennaya St., Petropavlovsk-Kamchatsky, 683016 Russia.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Tigil exploration licence was issued to the Company on December 29, 2005, for a term of 5 years and requires the Company to meet specific work commitment within specified time periods.

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The Icha exploration licence was issued to the Company on December 29, 2006, for a term of 5 years and requires the Company to meet specific work commitment within specified time periods.

The Company completed a 360 km 2-D seismic program on the Tigil Block in the winter of 2005/2006, followed by another 120 km of 2-D seismic in the summer of 2006. The combination of these two seismic programs was sufficient to meet the 400 km seismic work commitment on the Tigil Block. The seismic was subsequently interpreted and a number of prospects and leads were identified.

Effective December 7, 2005, the Company sold a 50% interest in each of CJSC Tigil Exploration and CJSC Icha Exploration to KKPL, thereby indirectly selling a 50% net beneficial interest in the Tigil Block and the Icha Block. In addition to other consideration provided to the Company and LukinCholot, for each of the Tigil and Icha blocks, KKPL agreed to pay 80% of the first $10 million of exploration costs, and 53.75% of the next $20 million of exploration costs. This sale to KKPL reduced the Company’s net beneficial interest in each of the Tigil Licence and the Icha Licence to 42.5%, and also reduced the net beneficial interest in such licences held by the Koryakia Property Fund, indirectly through its 10% ownership of LukinCholot, to 5% and held by MAGKO, indirectly through its 5% interest in LukinCholot, to 2.5% (which was a minority shareholder of LukinCholot at that time). Following the expenditure of the first $30 million, LukinCholot and KKPL are obliged to share in the costs associated with the Icha Licence and the Tigil Licence in proportion to their respective share ownership in the prospective companies, provided that, in the event that the Russian minority shareholders in LukinCholot require that their share of the subsequent costs be carried, KKPL shall continue to bear 50% of such costs up to a maximum of 53.75% of all subsequent costs.

On April 19, 2006, Mr. Peter Hubacheck and Mr. George Hochwimmer resigned from the Board of Directors, at which time Mr. Oliver Lerolle and Mr. Jonathan Morley-Kirk were appointed to the Board of Directors. On April 20, 2006, Mr. Khusro Mirza resigned from the Board of Directors.

Mr. Oliver Lerolle resigned from the Board on May 22, 2006.

Mr. Nigel Christie was appointed to the Board of Directors on July 1, 2006. Mr. Ian Baron was appointed to the Board of Directors on July 18, 2006.

On August 25, 2006, Messrs. Frederic Monnier, Brian Hearst, Jonathan Morley-Kirk, Nigel Christie and Ian Baron all resigned from the Board of Directors, at which time Mr. Khusro Mirza was appointed to the Board of Directors.

The Company completed a 404 km 2-D seismic program on the Icha Licence area in the winter of 2006/2007, which enabled the Company to successfully meet its seismic work commitment on the Icha Licence. The seismic was subsequently processed with leads and prospects identified.

On December 7, 2006, the Company executed a contract with Highkelly Industries Limited (“Highkelly”) for the construction of a drilling rig (the “Highkelly rig”), which management of the Company in place at that time expected to be utilized on the Kamchatka peninsula exploration licences. The purchase price as stipulated in the original contract was $16 million. This agreement was ultimately amended and restated in connection with the Settlement Agreement. See “Relationship with Strategic Partners” and “Risk Factors” in this Appendix.

On May 18, 2007, KKPL and KNOC filed for arbitration in the International Court of Arbitration against the Company alleging it failed to perform its obligations pursuant to the Shareholder Agreements.

On August 2, 2007, Mr. Graeme Phipps, Mr. Yoon Suck Nam, Mr. Marcus Edward-Jones, Mr. Jonathan Morley-Kirk and Mr. Doh Hyung Lee were appointed to the Board of Directors.

Mr. Robert Maxwell was replaced as President and Chief Executive Officer on September 6, 2007 by Mr. Graeme Phipps. Mr. Tahir Shafiq resigned from the Board of Directors on September 10, 2007. Mr. Robert Maxwell resigned from the Board of Directors on November 2, 2007.

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On October 5, 2007, the Company and KKPL, together with KNOC, signed the Settlement Agreement together with an amended and restated rig purchase contract, a rig loan agreement and a share pledge agreement. As part of these agreements, the international arbitration proceedings initiated by KKPL and KNOC, referred to above, were suspended. The principal provisions of these agreements and the status of the agreed transactions are:

•	KKPL paid $8.9 million on the project accounts corresponding to cash calls for operations of the projects up to March 31, 2007.

•

It was agreed that an audit of project expenditures from inception to March 31, 2007 would be conducted by an international firm of accountants. Amounts determined to require adjustment and to be paid into or out of the project accounts as a result of this audit were to be paid within 60 days of receipt of the audit report. The audit report was received and the Company met its obligations within the time period required.

•

The Company together with KKPL entered into a restated rig purchase agreement with the manufacturer to acquire the Highkelly rig for $16 million. Pursuant to this agreement and the Settlement Agreement, the Company withdrew as a direct purchaser of the Highkelly rig and KKPL agreed to purchase such rig and grant to the Company a 46.25% interest therein. The first installment payment of $5 million was made prior to May 31, 2007 by PetroKamchatka and KKPL in the agreed cost sharing ratios. Under the terms of the Settlement Agreement mentioned above, KKPL paid the second installment on the rig of $8.5 million and granted the Company a loan for its share of the payment at LIBOR + 3% per annum. The Company repaid its loan with KKPL on June 8, 2008 and paid its share of the final rig payments on November 12, 2008.

•

The obligations of the Company under the Settlement Agreement are secured by a pledge of 51% of the Company’s shares in CJSC Tigil Exploration and CJSC Icha Exploration. The pledged shares are to be released on satisfaction of the payments required under these contracts and satisfactory performance under the project agreements or provision of acceptable security.

Management considers the Company’s obligations under the Settlement Agreement to have been met. The Company received a letter dated July 29, 2009 from the International Court of Arbitration confirming KKPL and KNOC’s withdrawal of its claims under the International Court of Arbitration proceedings. The Company is requesting a release of the pledged shares and formal recognition of its 46.25% interest in the Highkelly rig in accordance with the provisions of the Settlement Agreement. See “Risk Factors” in this Appendix.

On August 18, 2009, KKPL initiated an arbitration proceeding in The International Court of Arbitration against Highkelly, the manufacturer of the Highkelly rig, in respect of the claim by KKPL that Highkelly failed to comply with its contractual obligations to manufacture and deliver a customized rig to KKPL in compliance with specific contracted requirements. Pursuant to KKPL’s request for arbitration, KKPL is seeking to reject the rig and recover the amounts paid or, alternatively, damages for the alleged breach of contract by Highkelly.

Pursuant to a series of private placements completed from August 31, 2007 to December 31, 2007, the Company issued: (i) an aggregate 32,302,512 Common Shares at an issue price of 0.50 per share (after adjustment in accordance with the adjustment provisions of the subscription agreements for gross proceeds of $16.1 million); (ii) an aggregate 1,200,000 Warrants (after adjustment in accordance with the adjustment provisions of the subscription agreements), each Warrant entitling the holder to purchase Common Shares at a purchase price of 0.50 per share until twelve months from August 31, 2007; and (iii) an aggregate 1,225,526 broker Warrants (after adjustment in accordance with the adjustment provisions of the subscription agreements), each Warrant entitling the holder to purchase Common Shares at a purchase price of 0.50 per share until 24 months from the close of a “qualifying liquidity event”, which includes the listing of the shares of the Company on the TSXV.

The Company, through LukinCholot, completed a 198 km 2-D seismic program on the Icha Block in the winter of 2007/2008. The seismic was subsequently processed with leads and prospects identified.

LukinCholot acquired the Urginskaya Licence on February 1, 2008.

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In May of 2008, the Company and KKPL agreed that a mobile drilling rig would be more suitable for the drilling activity planned in Kamchatka. This decision considered the challenges that exist for rig mobilization and efficiency, given the lack of infrastructure support presently available to oil exploration in the region. As a result, CJSC Tigil Exploration purchased a ZJ30 mobile drilling rig from a Chinese manufacturer for $7.9 million (of which the Company was required to pay 46.25% of such costs).

In May and June, 2008, the Company completed a private placement equity financing of 68,230,000 Common Shares and 3,690,500 broker Warrants for net proceeds of $34.1 million at an issue price of $0.50 per share. The Company used the net proceeds from this financing to reduce its working capital deficiency; to repay the rig carry loan to KKPL; to pay for the Company’s share of the cost of the ZJ30 mobile drilling rig; to contribute to its share of ongoing project funding for Tigil and Icha exploration; and for general corporate administrative expenses.

In summer and fall 2008, the Company conducted an additional seismic program on the Tigil Block, which successfully acquired 224 km of 2-D seismic. The seismic was subsequently processed with leads and prospects identified by the Company.

On November 12, 2008, the Company made its final payment on the Highkelly rig for approximately $1.2 million.

On October 17, 2008, Mr. Robert McClinton resigned as Chief Financial Officer for personal reasons. Mr. McClinton continued to provide advice to the Company as a Senior Executive Advisor until the end of July 2009. Mr. McClinton was elected a director of the Company on November 28, 2008. On October 17, 2008, Mr. Allan H. Stevens was appointed Chief Financial Officer.

On November 19, 2008, FASU extended the condition set forth in the Tigil Licence which required the Company to drill two exploration wells by the end of 2008 in order to keep the exploration licence in effect to December 31, 2010. The revised condition requires the Company to drill one exploration well before the end of 2009 and to drill a second well before the end of 2010, in order to hold the exploration licence to term.

Mr. Henry Lee and Mr. Marcus Edward-Jones did not stand for re-election as directors at the November 28, 2008 meeting of shareholders of the Company. At the special meeting of Shareholders of the Company held on November 28, 2008, Mr. Yoon Suck Nam, Mr. Graeme Phipps, Mr. Jonathan Morley-Kirk were re-elected as directors of the Company, and Mr. Adam Landes, Mr. Teck Soon Kong and Mr. Robert McClinton were also elected as directors of the Company. Also at the special meeting, the Company’s shareholders voted in favour of the following resolutions: (i) changing the name of the Company from “CEP International Petroleum Ltd.” to “PetroKamchatka Resources Ltd.”; and (ii) redomiciling the Company from the Yukon to Cyprus.

The ZJ30 rig was delivered to Kamchatka in October 2008 and moved to the Oyarskaya #1 well site on the Tigil Block in January 2009.

In June 2009, PKR established four direct, wholly-owned Russian subsidiaries to bid on four exploration licences posted by FASU. These subsidiaries, being CJSC Kingi-Exploration, CJSC Palana-Exploration, CJSC Tvayan-Exploration and CJSC Kehta-Exploration, submitted bids in June 2009 for the Pustaretskaya Block, the Palanskaya Block, the Ichinskaya Block and the Vorovskaya Block, respectively. The bid criteria were based solely on work commitments, with no cash bonus required.

On June 4, 2009, the Company initiated a share offering to Shareholders with the intent to raise $10 million to $12 million at a share price of $0.05 per share. On July 15, 2009 pursuant to final closing of the share offering, the Company issued an aggregate 217,959,590 Common Shares for gross proceeds of $10,897,979. On August 14, 2009, the Company received late payments from two Shareholders who did not make payment before the final closing of the share offering on July 15, 2009. The subscriptions were accepted subject to a late payment penalty of 10% on the share price. The Company issued 10,545,454 Common Shares at $0.055 per share, after receiving payments of $580,000. The gross proceeds from the share offering were used to reduce the Company’s working capital deficiency and to fund ongoing operations.

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On June 22, 2009, the Company also issued 17,600,000 Common Shares to one of its vendors for settlement of aggregate outstanding invoices of $880,000.

On August 11, 2009, MAGKO transferred to the Company its 5% interest in LukinCholot in exchange for 5,200,000 Common Shares of the Company and additional costs, which increased the Company’s net beneficial interest in each of the Tigil and Icha Blocks from 42.5% to 45% and in the Urginskaya Block by an additional net 5.0% to 90%.

On August 25, 2009, the Company was continued (redomiciled) from the Yukon to Cyprus pursuant to a temporary certificate of continuance, which certificate is expected to become final in October 2009. A certificate of discontinuance dated August 25, 2009 was issued to the Company under the YBCA on September 28, 2009 under the YBCA.

On September 21, 2009, FASU issued to the Company two new exploration licences. These new licences are for the Pustaretskaya Block and the Vorovskaya Block. On September 24, 2009, the Company received another two new exploration licences from FASU. These new licences are for the Palanskaya Block and the Ichinskaya Blocks. These licences were awarded based upon work commitments. See “Description of the Properties – Properties” in this Appendix.

On September 25, 2009, the Company formally requested KKPL to indicate its intentions to participate with the Company in the Urginskaya, Pustaretskaya, Palanskaya, Ichinskaya and Vorovskaya Licences through the Russian Operating Companies, OJSC LukinCholot, CJSC Kingi-Exploration, CJSC Palana-Exploration, CJSC Tvayan-Exploration and CJSC Kehta-Exploration, respectively. Under the terms of the Shareholder Agreements, KKPL has thirty days from the date of such notice to inform the Company whether it will participate in some or all of these licences, to a maximum interest of 50%. Should KKPL agree to participate to the full extent allowed as a partner on these licences, it would result in PetroKamchatka retaining at the minimum an indirect net beneficial interest of 45% in the Urginskaya Licence and 50% net beneficial interest in the four other licences. Should KKPL decline to participate as a partner on these licences, it would result in PetroKamchatka retaining a net beneficial interest of 90% in the Urginskaya Licence and 100% interest in the four other licences.

The Company is currently preparing to commence drilling of its first exploration well at the Oyarskaya #1 drilling site on the Tigil Block, which is expected to spud in late October 2009. The new ZJ30 mobile rig and most of the required equipment and supplies have been moved to the drilling site, with the remaining equipment and supplies and final preparations to be completed in October 2009. The well is expected to reach target depth of 3,000 metres within 60 days from the spud date.

Reorganization of the Company

At the annual and special general meeting of Shareholders held on November 28, 2008, Shareholders of the Company approved the Continuance of the Company from the Yukon to Cyprus. The Continuance was the first step in the proposed Reorganization of the Company, with the goal of enabling the Company to take advantage of the tax and financial benefits.

The second step of the Reorganization is to complete a transaction to ensure that the ultimate parent of the Company is domiciled in a jurisdiction that would enable the Company to take advantage of international equity markets and to secure a listing on a recognized market so as to facilitate raising the additional capital necessary to develop the Company’s properties and to develop a liquid market for Shareholders to trade their Shares, while at the same time maintaining the tax and financial benefits associated with a Cyprus company directly owning the Company’s Russian operating subsidiaries.

The Board of the Company has concluded, based upon advice from its financial, tax and legal advisers, that it is in the best interests of securityholders that such ultimate parent company be domiciled in Jersey. In reaching this conclusion, the Board compared how applicable rules and regulations under both Jersey law and Cyprus law relating to, or impacting, residency requirements of directors, takeover offers, electronic settlement of trades, transfer taxes and capital duties, accounting issues, disclosure requirements, pre-emption rights and nominal values of shares would likely affect the Company and its securityholders going forward. The Board determined that, in the aggregate, the rules and regulations of Jersey would be more favourable for it and current and future securityholders.

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PetroHoldco was established by two directors of the Company, upon the instructions of the Board of the Company, to make the Offer.

Bluerock Arrangement

On October 2, 2009, PetroHoldco entered into the Arrangement Agreement with AcquisitionCo and Bluerock, a Canadian TSXV listed issuer, whereby PetroHoldco, through AcquisitionCo, would acquire all the common shares of Bluerock pursuant to an arrangement under the ABCA. Pursuant to the Arrangement Agreement, shareholders of Bluerock will receive 0.46837 of a PetroHoldco Share in exchange for each common share of Bluerock. Completion of the Bluerock Arrangement is subject to: (i) not less than 90% of Shareholders having validly deposited their Shares under the Offer, (ii) approval by not less than 66 2/3% of the outstanding voting shares of Bluerock, (iii) approval of the listing of the PetroHoldco Shares on the TSXV, (iv) approval by the Court of Queen’s Bench of Alberta and (v) the satisfaction or waiver of other typical conditions. PetroHoldco has made an application to the TSXV to list the PetroHoldco Shares on the TSXV in connection with the Bluerock Arrangement. The listing of the PetroHoldco Shares on the TSXV will be subject to PetroHoldco meeting the TSXV’s listing requirements. There can be no assurance that the requisite approvals of the TSXV will be granted on a timely basis or on conditions satisfactory to PetroHoldco. There is no assurance that the Bluerock Arrangement will be completed or that the TSXV will approve the listing of the PetroHoldco Shares. Assuming completion of the Bluerock Arrangement and approval of the TSXV, PetroHoldco will become a public listed company on the TSXV.

There can be no assurance that the requisite approvals will be granted on a timely basis or on conditions satisfactory to PetroHoldco. If the TSXV does not approve the listing of the PetroHoldco Shares and the associated condition in the Bluerock Agreement is not waived by Bluerock and PetroHoldco, the Bluerock Arrangement will not be completed.

Proposed Equity Financing

PetroHoldco has engaged Canaccord Capital Corporation and Renaissance Securities Ltd. (the “Agents”), as co-lead agents, for the private placement, on a commercially reasonable best efforts basis, of up to USD15 million of subscription receipts (the “Subscription Receipts”) of AcquisitionCo (the “Proposed Equity Financing”). The issue price of the Subscription Receipts will be determined in the context of the market. The Proposed Equity Financing is expected to close on or about October 30, 2009. The Subscription Receipts are expected to be converted into an equal number of PetroHoldco Shares pursuant to the Bluerock Arrangement, subject to adjustment. In the event that the Bluerock Arrangement is not completed on or prior to December 31, 2009, the proceeds of the Proposed Equity Financing will be returned to subscribers with accrued interest and the Subscription Receipts will be cancelled, in each case without further action on the part of holders of the Subscription Receipts.

PetroHoldco has agreed to pay the Agents a cash fee equal to 6% of the aggregate gross proceeds of the Proposed Equity Financing, and to issue a number of broker warrants to the Agents equal to 2.5% of the total number of Subscription Receipts issued pursuant to the Proposed Equity Financing. Each broker warrant will be exercisable to acquire one PetroHoldco Share at the offering price of the Subscription Receipts under the Proposed Equity Financing, subject to adjustment, for a period of 24 months after the closing of the Proposed Equity Financing. PetroHoldco has agreed to reimburse the Agents for their reasonable out of pocket expenses, legal fees and disbursements, subject to certain limitations.

There is no certainty that PetroHoldco will complete all or any portion of the financing and the financing is not a condition precedent for completion of the Bluerock Arrangement.

Business Strategy

The Company’s strategy for achieving growth is to source and operate onshore exploration projects in Kamchatka with the potential for large, low-cost reserves. The Company has secured onshore licences and identified prospects

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and leads in the Tigil Block and Icha Block area of the Kamchatka Peninsula. Industry partners have farmed-in on each of the Tigil Block and Icha Block. Recently, the Company has also acquired four additional licences that significantly increase the Company’s net acreage in Kamchatka. This fits with the Company’s strategy to obtain high initial interests in properties and then to mitigate financial and technical risk exposure through the farm-out arrangements.

The Company’s success is dependent on its ability to maintain, develop and otherwise have access to:

•	a strong presence in the Kamchatka region;

•	strong relationships with industry partners and government agencies;

•	experienced and effective technical and operating expertise;

•	a strong financial structure with access to required capital; and

•	an effective management team with good understanding of local laws and customs, environmental and fiscal legislation and the obligations to which the Company is subject.

Competitive Strengths

Strong Management and Organization. Management of the Company has extensive prior work experience in the petroleum producing regions of Russia, Indonesia, Central Asia and western Canada, analogous to the areas where the Company’s projects and interests are located. The organization is comprised of experienced local Russian employees plus international oil professionals capable of running exploration, development and production operations in this remote region of Russia.

Strong Regional and Country Relationships. Through joint venture partnerships and ongoing operations the Company has developed very strong, supportive and positive relationships with key stakeholders including local and central Russian authorities, joint venture partners, professional oil and natural gas institutions and other regional authorities and community stakeholders.

Proximity to Tidewater. The Company’s licences in Kamchatka are located within 50 kilometres of tidewater on the Kamchatka Peninsula in the far east of Russia, adjacent to the Sea of Okhotsk. This proximity to tidewater will allow the Company access to seasonal shipping of any future oil production via oil tanker to a multitude of markets. This suggests the Company may not be dependent upon access to third-party infrastructure. At some future point, a pipeline could be built to the east shore of Kamchatka and a deep-water all-weather offloading terminal could be constructed. This would eliminate seasonal deliverability. Such a pipeline proposal is subject to economic viability, financing and requisite government approvals and other factors.

Proximity to Markets. Any discovered oil would be accessible to the large and fast growing oil markets of Asia and western North America. The Kamchatka exploration licences are approximately 2,500 kilometres from the large refineries in Japan and South Korea, and 5,000 kilometres from the west coast of North America. The licences are located close to tide water in areas with relatively no oil transportation infrastructure.

Extensive Land Position. The Company has obtained through the successful acquisition of 7 separate onshore exploration licences a significant land position (3,690,900 gross hectares, 3,281,755 net hectares) on of the West Kamchatka Sedimentary Basin thereby holding the vast majority of lands on the onshore portion of this basin.

Resource Potential. The Company is targeting large, seismically defined structures that have potential for significant hydrocarbon accumulations. The D&M Report provides an independent assessment of the prospective resources of the Company’s leads and prospects in the Tigil, Icha and Urginskaya Blocks.

Employees

At September 30, 2009, the Company had 85 employees and consultants, of which one is located in Jersey, eleven are located in Calgary, Alberta, six in Moscow, Russia, 65 are located in Petropavlovsk-Kamchatka in proximity to the Tigil and Icha Blocks and two are located elsewhere. The Company also has access to a core of key technical experts who provide services on a consulting basis as required. None of the Company’s employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement.

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RELATIONSHIP WITH STRATEGIC PARTNERS

KKPL

Share Sale and Purchase Agreement

Pursuant to the Share Sale and Purchase Agreement, LukinCholot sold 50% of the shares of CJSC Icha Exploration and CJSC Tigil Exploration to KKPL. As part of the Share Sale and Purchase Agreement, LukinCholot, KKPL, CJSC Icha Exploration and CJSC Tigil Exploration were required to enter into the Shareholder Agreements, which govern the relationship between the Company and KKPL in respect of each of CJSC Icha Exploration and CJSC Tigil Exploration.

Shareholder Agreements

Pursuant to the Shareholder Agreements, LukinCholot and KKPL shared the first $10 million of the expenditures for CJSC Icha Exploration and CJSC Tigil Exploration on the Icha Licence and the Tigil Licence respectively on the basis of 80% to KKPL and 20% to LukinCholot. Of the next $20 million of expenditures, KKPL paid 53.75% and LukinCholot paid 46.25%. Following the expenditure of the first $30 million, LukinCholot and KKPL are obliged to share in the costs associated with the Icha Licence and the Tigil Licence in proportion to their respective share ownership in the prospective companies provided that, in the event that the Russian minority shareholders in LukinCholot require that their share of subsequent costs be carried, KKPL shall continue to bear 50% of such costs up to the maximum of 53.75% of all subsequent costs. On August 11, 2009, the Company acquired MAGKO’s 5% interest in LukinCholot. Accordingly, since this time the Company pays 47.5% and KKPL pays 52.5% of expenditures on the Tigil and Icha Blocks.

Pursuant to the Shareholder Agreements, in the event of a discovery of hydrocarbons, LukinCholot and KKPL are required to mutually determine whether the discovery warrants the drilling of additional wells in order to appraise the quality and potential of the discovery. In addition, LukinCholot and KKPL must both approve the proposed work program and capital budget required to conduct the appraisal of the discovery.

The Shareholder Agreements also provide that LukinCholot and KKPL must unanimously agree whether any discovery of hydrocarbons is to be considered a commercial discovery. If it is determined that any discovery is a commercial discovery, then LukinCholot and KKPL must also unanimously agree upon the steps that CJSC Icha Exploration or CJSC Tigil Exploration, as applicable, are to take in order to secure the requisite production licences from FASU.

The Shareholder Agreements also establish an area of mutual interest covering virtually all of the western side of the Kamchatka Peninsula, whereby, if either LukinCholot or KKPL, or their respective affiliates, has the opportunity to directly or indirectly acquire any hydrocarbon interest within the area of mutual interest, the party receiving such opportunity shall offer the other party the right to acquire a proportionate interest in such opportunity for nominal consideration. The offeree party’s interest in the opportunity shall be based on the ratio of shares held in CJSC Icha Exploration or CJSC Tigil Exploration, as applicable. The offering party must offer the opportunity to the offeree party on terms not less favourable than the terms available to the offering party. The offeree has 30 days following receipt of the offer to notify the other party that it wishes to participate in the opportunity. Failure to provide any notice within the 30 day period shall be deemed by the offeree as an election not to participate in the opportunity. This right of first offer shall continue until the later of: (i) four years from the effective date of the applicable Shareholder Agreement; (ii) the third anniversary of the spudding of the first mandatory well required pursuant to the Tigil Licence; and (iii) the third anniversary of the spudding of the first mandatory well required pursuant to the Icha Licence. On September 25, 2009, PetroKamchatka formally offered KKPL the right to participate in the Urginskaya, Pustaretskaya, Palanskaya, Ichinskaya and Vorovskaya Licences through the Russian operating companies CJSC Unetmelgin, CJSC Kingi-Exploration, CJSC Palana-Exploration, CJSC Tvayan-Exploration and CJSC Kehta-Exploration, respectively. Should KKPL agree to participate to the full extent allowed as a partner on

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these licences, it would result in PetroKamchatka retaining at the minimum an indirect net beneficial interest of 45% in the Urginskaya licence, and 50% net beneficial interest in the four other licences. Should KKPL decline to participate as a partner on these licences, it would result in PetroKamchatka retaining a net beneficial interest of 90% in the Urginskaya licence, and 100% net beneficial interest in the four other licences.

The Shareholder Agreements also provide that, if either LukinCholot or KKPL is in default of any payment amounts required to be made under the applicable Shareholder Agreement and the aggregate of all default amounts exceed $500,000, the non-defaulting party may require that the defaulting party transfer any or all of its shares in CJSC Icha Exploration or CJSC Tigil Exploration, as applicable, to the non-defaulting party for no additional consideration. See “Risk Factors” in this Appendix.

On December 5, 2007, the Shareholder Agreements were amended pursuant to the Global Amendment Agreement to revise and clarify certain provisions relating to project controls and default of the parties. In addition, a provision was added which prohibits the surrender of a licence area in certain circumstances. Certain other provisions of the Global Amendment Agreement restrict the activities of the Company in respect of CJSC Tigil Exploration or CJSC Icha Exploration, including: (i) LukinCholot shall not permit either CJSC Tigil Exploration or CJSC Icha Exploration to enter into any agreement or transaction having a value in excess of $500,000, or in the case of a related party of LukinCholot in excess of $10,000 without express written consent of the other shareholder of such companies, (ii) no funds may be withdrawn or disbursed from any project account (to fund operations) without, as applicable, the co-signature of each shareholder of CJSC Tigil Exploration or CJSC Icha Exploration (which signature shall not be unreasonably withheld), and (iii) no withdrawal or disbursement shall be made from a project account for each of CJSC Tigil Exploration or CJSC Icha Exploration to pay any cash call until all shareholders of such operating company shall have made their required cash deposits into the project account.

Pursuant to the Shareholder Agreements, the Company has been selected as the operator of the Icha Licence and the Tigil Licence. The Company is required to carry out its duties as operator of these licences pursuant to the Operating Agreements. Pursuant to the Operating Agreements, the Company conducts all operations required in connection with the Icha Licence and the Tigil Licence and, in addition, the Company must perform all activities required to keep the licences valid and in force. Also pursuant to the Operating Agreements, the Company is required to prepare and provide all technical information required pursuant to these agreements including all test reports, geological studies, engineering data, reserve reports and other information. In addition, the Company is to prepare all work reports, budgets and other information required to be provided for review and approval pursuant to the Shareholder Agreements. The Company may only be removed from its duties as operator in the event that it becomes bankrupt, wound-up, dissolved, a receiver is appointed for a substantial part of its assets or the Company has committed a material breach of the applicable Operating Agreement. Under the provisions of the Shareholder Agreements, the Company is reimbursed for 53.75% (52.5% since August 2009) of all costs incurred by LukinCholot in carrying out the management of the Russian operating companies CJSC Tigil Exploration and CJSC Icha Exploration. Calgary technical costs, such as the salaries and consulting expenses related to technical work, are reimbursed by KKPL at 53.75% (52.5% since August 2009) of the total costs incurred. The Company also receives compensation for its operating overhead incurred as project operator as follows: 3% of the first $1 million of total project costs incurred for both CJSC Tigil Exploration and CJSC Icha Exploration, 2% of the next $9 million incurred, and 1% of all costs incurred thereafter over the course of the calendar budget year.

Koryakia Property Fund

The Company holds a 90% interest in LukinCholot and the Koryakia Property Fund holds the remaining 10% interest. The LukinCholot charter provides for the agreement between the Company and the Koryakia Property Fund governing LukinCholot. The important aspects of the charter call for the Company to cover all of LukinCholot’s obligations in relation to the exploration phases for the Tigil, Icha, and Urginskaya blocks. The Koryakia Property Fund is responsible for its contributions to cover all development costs should a commercial discovery be made and brought into production.

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DESCRIPTION OF THE PROPERTIES

The following is a description of PetroKamchatka’s principal exploration licence areas, which are located in western Kamchatka in the far east of Russia. Unless otherwise specified, gross and net hectares and other information is at September 25, 2009.

Licence	Gross Area (hectares)(1)	PetroKamchatka Net Beneficial Interest (%)	Expiry Date
Tigil	327,400	45%	December 31, 2010
Icha	377,700	45%	December 30, 2011
Urginskaya	213,400	90%	February 15, 2013
Pustaretskaya	553,700	100%	September 1, 2014
Palanskaya	1,251,600	100%	September 1, 2014
Ichinskaya	567,200	100%	September 1, 2014
Vorovskaya	399,900	100%	September 1, 2014

Note:

(1)	One square kilometre = 100 hectares.

General

The Company holds licences granted by the Russian Government in respect of the following seven blocks of property located in the Kamchatka Peninsula covering nearly 3,690,900 gross (3,281,755 net) hectares which represent its project areas.

The annual taxes on the exploration licences were set by FASU and vary for each of the licence areas. For the Tigil Block the licence tax for 2010 is RUR 240 per km2. The Icha Block has a licence tax of RUR 240 per km2 for 2010 and RUR 360 per km2 for 2011. The five remaining blocks has licence tax of RUR 120 per km2 for the first 3 years of the licence, RUR 240 per km2 for the fourth year, and RUR 360 per km2 for the fifth year. Prior to August 11, 2009, KKPL re-imbursed the Company 53.75% of its costs incurred by LukinCholot, which percentage was reduced to 52.5% on August 11, 2009.

Assuming a foreign exchange rate of RUR 30/USD1, the 2010 licence tax net to the Company is estimated to be approximately $145,500 for the seven licences, assuming KNOC/KKPL declines to participate in Urginskaya and the four new licences. The Company, through its Russian subsidiaries, have paid in full all taxes owing on the exploration licences to date.

The following maps highlight the Company’s seven exploration licence areas in Kamchatka and also indicate the location of the Kamchatka Peninsula within Russia.

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Characteristics of the Kamchatka Peninsula

The geology of the western portion of the Kamchatka Peninsula, where the Company’s seven exploration licences are located, is similar in some respects to Sakhalin Island, the largest producing area in the northwest Pacific ocean region. Both areas are located adjacent to the Sea of Okhotsk on the northwestern pacific rim, a geologically complex area where plate collisions resulted in the subduction of oceanic crust from an eastern direction. Sediment of early Eocene and Miocene age unconformably overlie Cretaceous to Paleocene deformed and metamorphosed accretionary rocks. Late Miocene and Pliocene tectonism contributed to significant faulting and folding of the sedimentary package, which can be very thick (over 1,000 metres) in localized sub-basins. Sahkalin Island, approximately 1,000 kilometres southwest of the Kamchatka Peninsula, is estimated to contain 6.1 BBOE (billion barrels of oil equivalent) recoverable reserves according to the U.S. Geological Survey, U.S. Department of Interior (Open File Report 99-50-0). Field studies of outcrops and modern seismic data acquired by PetroKamchatka confirm that the thick sediments of Eocene and Miocene age are present on the Tigil, Icha and Urginskaya Licences.

Significant gas and condensate reserves have been discovered on the Kamchatka Peninsula. Four fields with reserves estimated to total in excess 685 BCF as estimated by BC Gas International Inc. in its report, “Kamchatka Regional Gas Supply Feasibility Study”, are located approximately 100 kilometres south of the Icha Block. Most of the drilling on these fields was done between 1982 and 1988. This report summarizes the results of the exploration and delineation drilling in this area.

Geophysical data from Russian sources and more recent data collection by the Company indicate the presence of structures with potential to trap hydrocarbons in the Tigil, Icha and Urginskaya Blocks. However, the existence of commercial oil or gas bearing structures within these Blocks has not been established. Exploratory drilling was conducted on these licences between 1930 and 1980, with no commercial hydrocarbons being identified.

The Company’s interests in the seven exploration licences are located in an under-explored basin in the western region of Kamchatka, Russia. Following the award of the initial Tigil Licence to the Company, the Russian state-owned

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company, Rosneft, was awarded a much larger exploration licence offshore in the same geological structure. On February 22, 2005 Rosneft farmed-out an interest in its offshore licence to KNOC. The Rosneft/KNOC joint venture in respect of such licence drilled an exploration well in May-July 2008, which was subsequently classified as dry and abandoned. Shortly thereafter, the licence expired. Russian law only allows for Russian state controlled companies to acquire offshore licences within the continental shelf, as these have been deemed strategic assets. There have been ongoing negotiations between Rosneft, Gazprom and KNOC to reacquire the licence area, although no announcement has yet been made to this effect. See “Industry Conditions – Limitations on Foreign Investment in Russia” in this Appendix.

The gross prospective oil resources in respect of the Tigil, Icha and Urginskaya Licences is estimated by D&M to range from 696 million barrels (low estimate) to 1,868 million barrels (high estimate), with a mean estimate of 1,228 million barrels. See “Statement of Resources and Other Oil and Gas Information” in this Appendix. References to gross prospective resources are to the prospective resources of 100% interest in each of the Tigil, Icha and Urginskaya Licences. The Company does not have a 100% interest in such exploration licences, but rather has a 45% net beneficial interest in each of the Tigil and Icha Licences and a 90% net beneficial interest in the Urginskaya Licence. No evaluation of prospective resources has been conducted on the four new exploration licences in Kamchatka awarded to the Russian operating subsidiaries by FASU in September 2009.

Properties

Tigil Block

The Company, through its 90% ownership interest in LukinCholot, which has a 50% interest in CJSC Tigil Exploration, has an indirect 45% net beneficial interest in the Tigil Block, which covers 327,400 gross hectares located onshore in the Koryakia Region of the western side of the Kamchatka peninsula. The licence was awarded by FASU based upon a work commitment bid, whereby the Company and its partners, through CJSC Tigil Exploration, agreed to acquire 400 km of seismic data and drill two exploration wells. PetroKamchatka fulfilled the seismic work commitment, as 704 km of seismic data were acquired on the Tigil Block. The remaining work commitment (as amended in November 2008) requires the Company and its partners, through CJSC Tigil Exploration, to drill one exploration well before the end of 2009, and another well before the end of 2010. The Company may drill a third well in the Tigil Block in 2010 as a delineation well, depending upon the drilling results of the first two planned wells in the Tigil Block. The Company expects drilling to commence in late October 2009 on the Oyarskaya #1 exploration well in the Tigil Block.

The D&M Report estimates that the Tigil Block (100% interest) has a mean estimate of gross prospective resources equal to 597,368 thousand barrels (subject to the assumptions set forth in the D&M Report). See “Statement Of Resources Data And Other Oil And Gas Information” in this Appendix.

Icha Block

The Company, through its 90% ownership interest in LukinCholot, which has a 50% interest in CJSC Icha Exploration, has an indirect 45% net beneficial interest in the Icha Block, which covers 377,700 gross hectares located onshore in the Koryakia Region of the western side of the Kamchatka peninsula. The licence was awarded based upon a work commitment bid, whereby the Company and its partners, through CJSC Icha Exploration committed to acquire 400 km of seismic data and drill one exploration well. The Company and its partners, through CJSC Icha Exploration has fulfilled the seismic work commitment, as 602 km of seismic data was acquired on the Icha Block. The remaining work commitment requires the Company and its partners, through CJSC Icha Exploration to drill one exploration well before the end of October 2011. The Company expects to drill one exploration well on the Icha Block in 2011 in accordance with its commitments under the Icha Licence. As at this time, the Company does not have sufficient capital resources or the requisite approval from the Board of Directors or KKPL for such well. See “Risk Factors” in this Appendix.

The D&M Report estimates that the Icha Block (100% interest) has a mean estimate of gross prospective resources equal to 390,864 thousand barrels (subject to the assumptions set forth in the D&M Report). See “Statement Of Resources Data And Other Oil And Gas Information” in this Appendix.

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Urginskaya Block

The Company, through its 90% ownership interest in LukinCholot has an indirect 90% net beneficial interest in the Urginskaya Block, which covers 213,400 gross hectares. The Urginskaya Block is located onshore in the Koryakia Region of the western side of the Kamchatka peninsula, adjacent to the northern boundary of the Tigil Block. The Urginskaya Licence is valid until February 15, 2013 but requires the Company to shoot a minimum of 200 kilometres of seismic by January 29, 2010. This has not been done and the remaining period between the date hereof and that deadline is insufficient to meet this requirement. A 200 km seismic program for the Urginskaya Block is planned for the summer of 2010, dependent upon receiving an amendment to the terms of the licence from FASU. PetroKamchatka will make a formal request to FASU in November 2009 for an extension to meet this commitment. Such extensions have been granted in the past in respect of both the Tigil and Icha Blocks. In the event an extension is not granted, the Company will be in default of its obligations under the Urginskaya Licence and the Urginskaya Block will be forfeited. While such forfeiture is not desired by the Company, little expenditure has been made on the block to date and no prospects have been established at this time. If an extension is granted for the seismic program, the Company plans to carry out this program in the summer of 2010 or winter 2010-2011. Provided that an attractive prospect is defined by the seismic program, the Company plans to drill an exploratory well in the winter of 2010-2011.

The D&M Report estimates that the Urginskaya Block (100% interest) has a mean estimate of gross prospective resources equal to 258,199 thousand barrels (subject to the assumptions set forth in the D&M Report). See “Statement Of Resources Data And Other Oil And Gas Information” in this Appendix. The potential present worth calculation does not attribute any value to the Urginskaya Block.

Further to the Shareholder Agreements, KKPL may determine to participate in the Urginskaya licence up to a maximum interest of 50%.

Pustaretskaya

The Pustaretskaya Block is currently 100% held by the Company through its 100% interest in CJSC Kingi-Exploration, a Russian Operating Company. This licence was acquired on September 21, 2009 and will expire on September 1, 2014. The Pustaretskaya Block is located in the northern portion of the west Kamchatka basin adjacent to the Sea of Okhotsk. Pursuant to the Pustaretskaya Licence, the Company, through CJSC Kingi-Exploration, must start 800 km of seismic data acquisition before September 14, 2011 in order for the licence to remain in good standing. The Company is also required to spud one exploration well prior to September 14, 2012 to be able to hold the licence to term. Since this licence was recently acquired, the Company has not yet planned for any exploration work over the next 12 months.

Further to the Shareholder Agreements, KKPL may determine to participate in the Pustaretskaya licence up to a maximum interest of 50%.

Palanskaya

The Palanskaya Block is currently 100% held by the Company through its 100% interest in CJSC Palana-Exploration, a Russian Operating Company. This licence was acquired on September 24, 2009 and will expire on September 1, 2014. The Palanskaya Block is located in the northern portion of the west Kamchatka basin adjacent to the Sea of Okhotsk for the northern portion of the licence, and then continues inland to the east of the Urginskaya and Tigil Licences. The Pustaretskaya Licence is located on its northern border. Pursuant to the Palanskaya Licence, the Company, through CJSC Palana-Exploration, must start 1,000 km of seismic data acquisition before September 24, 2011 for the licence to remain in good standing. The Company is also required to spud one exploration well prior to September 24, 2012 to be able to hold the licence to term. Since this licence was recently acquired, the Company has not yet planned for any exploration work over the next 12 months.

Further to the Shareholder Agreements, KKPL may determine to participate in the Palanskaya licence up to a maximum interest of 50%.

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Ichinskaya

The Ichinskaya Block is currently 100% held by the Company, through its 100% interest in CJSC Tvayan-Exploration, a Russian Operating Company. This licence was acquired on September 24, 2009 and will expire on September 1, 2014. The Ichinskaya Block is located in the southern portion of the west Kamchatka basin adjacent to the Sea of Okhotsk to the west, the Icha exploration Licence to the north and the Kolpakovsky Licence area held by Gazprom to the south. The Ichinskaya Licence is located on its northern border. Pursuant to the Ichinskaya licence, the Company, through CJSC Tvayan-Exploration, must start 600 km of seismic data acquisition before September 24, 2011 for the licence to remain in good standing. The Company is also required to spud one exploration well prior to September 24, 2012 to be able to hold the licence to term. Since this licence was recently acquired, the Company has not yet planned for any exploration work over the next 12 months.

Further to the Shareholder Agreements, KKPL may determine to participate in the Ichinskaya licence up to a maximum interest of 50%. See “Relationship with Strategic Partners” in this Appendix.

Vorovskaya

The Vorovskaya Block is currently 100% held by the Company, through its 100% interest in CJSC Kehta-Exploration, a Russian Operating Company. This licence was acquired on September 21, 2009 will expire on September 1, 2014. The Vorovskaya Block is located in the southern portion of the west Kamchatka basin adjacent to the Sea of Okhotsk to the west and the Kolpakovsky Licence area held by Gazprom to the north. The Vorovskaya Licence is located on its northern border. Pursuant to the Vorovskaya licence, the Company, through CJSC Kehta-Exploration must start 500 km of seismic data acquisition before September 14, 2011 for the licence to remain in good standing. The Company is also required to spud one exploration well prior to September 14, 2012 to be able to hold the licence to term. Since this licence was recently acquired, the Company has not yet planned for any exploration work over the next 12 months.

Further to the Shareholder Agreements, KKPL may determine to participate in the Vorovskaya licence up to a maximum interest of 50%. See “Relationship with Strategic Partners” in this Appendix.

Access to Properties

The seven PetroKamchatka exploration blocks are located on the western coast of the Kamchatka Peninsula, bordering the Sea of Okhotsk. Access to the licence areas from outside Kamchatka is by sea, and during the winter months, by winter road connecting 250 kilometres to the paved road that leads to the city of Petropavlovsk, an all-season port.

The majority of the Tigil, Urginskaya, Pustaretskaya and Palanskaya Blocks are dry, making the area relatively accessible to tracked and wheeled vehicles year-round, although it also lacks permanent road infrastructure south of the Tigil River. To the north of the Tigil River, there exists a 35 kilometre all-season road. The Tigil Block is particularly suitable for summer helicopter-borne seismic data acquisition (helix-portable). Elevations do not exceed 300 metres above sea level. The western portions of these blocks are almost completely free of tree cover and the eastern portions have only sparse tree cover in areas of higher elevation. The Palanskaya Block, being further to the east, has relatively more tree cover and elevation.

With respect to the Icha, Ichinskaya and Vorovskaya Blocks, due to wet marshy conditions that make summer travel of tracked or wheeled vehicles very difficult, petroleum operations (seismic data acquisition and drilling) would normally be conducted during the winter months, from late December until early April. As there are no permanent roads in these blocks, operational surface transport is by ice roads constructed during the winter. The western part of these blocks is completely free of forest cover. The higher elevation areas in the eastern part of the licence area are sparsely treed.

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Access to Markets

In the event of a commercial discovery on the areas subject to the exploration licences in Kamchatka, initial crude oil production could be exported seasonally from a temporary facility. This would be located on the Sea of Okhotsk. As the Company’s first two exploratory locations will be drilled within 30 kilometres of the coastline, tie-in to such a facility could be achieved within two years of drilling a commercial discovery. The Company has not conducted detailed studies or finalized plans regarding the development of such a facility and related infrastructure, which will be required in order to obtain Russian Government and regional approvals.

The Sea of Okhotsk is icebound during the winter months with shipping restricted and subject to Russian Government approval. Initial test production to determine commerciality of the potential discovery will likely be done on a seasonal basis. Oil production at Sakhalin Island utilized icebreaking vessels to sustain year-round production until an oil pipeline was constructed to the ice-free port of Prigorodnoye in southern Sakhalin Island. In the event of a significant oil discovery (greater than 300 million barrels of oil aggregate) on the Company’s properties in Kamchatka, a pipeline could be built to the ice-free east coast of Kamchatka, an approximate distance of 400 kilometres from the Company’s exploration area in western Kamchatka. That approximate location would be suitable for the construction of an all season export facility.

In terms of export markets, the Company’s Kamchatka exploration licences are accessible to the large and fast growing oil markets of Asia and western North America. The Kamchatka exploration licences are approximately 2,500 kilometres from the large refineries in Japan and South Korea, and 5,000 kilometres from the west coast of North America.

A 392-kilometre natural gas pipeline, approximately 100 kilometres from the Icha Block, is currently under construction from the Kolpakovsky Block located on the west coast of Kamchatka to Petropavlovsk. This project is being commissioned by Gazprom, with the gas intended to supply local demand. It is not known if and when Gazprom would seek additional gas supplies to meet local demand, so the Company has assumed that there are presently no markets for natural gas discoveries on its Exploration Licences.

Work Plan

With the issuance of the new exploration licences, the Company now holds interests in licences covering nearly 3,690,900 gross (3,281,755 net) hectares of exploration acreage. This has positioned the Company to extract maximum benefit should the initial wells prove to be successful in the search for commercial volumes of oil resources.

Tigil Block

Over the 2008/2009 winter season, the Company built and maintained a 46 kilometre winter road from the Tigil river staging area to the Oyarskaya #1 well location. Using this road, the Company successfully transported the ZJ30 mobile rig, ancillary equipment and supplies to the well location. Except for the transportation of some remaining supplies, expected to be completed in October, the rig is ready to commence drilling of the Oyarskaya #1 well, with an anticipated spud date in late October 2009. It is anticipated that the Oyarskaya #1 well will reach its targeted depth of 3,000 metres in December 2009.

Upon the finishing of the Oyarskaya #1 well, the mobile rig is then expected to be rigged down and transported to the second planned exploration well location in the Tigil Block, at Prospect E approximately 20 km north from the Oyarskaya #1 well location. The rig down and transportation is expected to occur over February and March 2010. As part of the Oyarskaya #1 drilling program, the Company also purchased and transported equipment and supplies required for this second exploration well, due to logistical timing considerations. The well is expected to be drilled and tested from April to June 2010.

A third well may be drilled in the southern region of the Tigil Block in the fall of 2010. The exact location of this well has not yet been finalized as the Company and KKPL will evaluate the outcome of the first two wells to be drilled in the Tigil Block prior to making any decision regarding the drilling of future wells. It is possible the decision will be taken to move the rig to the Icha Block in preparation for 2011 drilling to meet licence requirements on that Block.

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To August 31, 2009, the Company had incurred $2.3 million net in drilling costs related to the logistics and supplies for the drilling of the Oyarskaya #1 well and some related costs for supplies for the drilling at Prospect E. The Company expects to incur an additional $2 million net in drilling costs to complete the Oyarskaya #1 by the end of 2009. The moving, transportation and drilling costs of the exploration well at Prospect E are estimated to be approximately $4.5 million net to the Company. These costs are preliminary in nature, as the 2010 budget has not yet been approved by either the Board of Directors or the joint venture partner, KKPL.

Icha Block

The Company currently has two contingent work plans for an exploration well on the Icha Block. The selection of one of these work plans will be dependent upon the success achieved during the Tigil exploration program, as described above. If the Tigil exploration program discovers commercially recoverable oil resources, it is planned that the ZJ30 mobile rig may remain in Tigil and continue the exploration and delineation drilling. In this event, the Company may contract a rig to be moved to the Icha Block to complete the drilling of an exploration well on this licence area. Should the Tigil exploration program not achieve success in the first planned three wells, the ZJ30 mobile rig would likely then be mobilized to the Icha Block. In either case, the drilling of an exploration well on the Icha Block would not commence until the beginning of April 2011.

Urginskaya Block

The Company currently has no specific work plans for the Urginskaya licence. However, it is anticipated that a 200 kilometre seismic program will be conducted on the Urginskaya licence in summer 2010 or winter 2010-2011. As mentioned previously, this program will be dependent upon the Company receiving an extension on the seismic work commitment from FASU. The preliminary cost estimate for the seismic program is $10 million gross.

Pustaretskaya, Palanskaya, Ichinskaya and Vorovskaya Blocks

Given that these licences were recently awarded, the Company has not yet developed any exploration work plans. The Company anticipates that any future work on these licences will be influenced by the success achieved and geologic knowledge gained from the Tigil and Icha drilling programs and past seismic data acquired. Given that the Company currently holds a 100% net beneficial interest in these four blocks, the Company is well positioned to leverage any initial commercial discovery in the Tigil or Icha blocks in terms of potential farm-out arrangements on these blocks. This would limit the need to raise additional equity.

INDUSTRY CONDITIONS

World oil markets have been extremely volatile over the last two years. The price of Brent crude oil reached an all-time high of over $145 per barrel in July 2008. Thereafter, world economic conditions deteriorated due the lingering credit crisis, causing world demand to fall by 0.6% for 2008, with further demand declines recorded in the first half of 2009. The Brent crude oil price dropped accordingly, reaching below $40 per barrel in December 2008. Since this time, crude oil prices have gradually returned to approximately $70 per barrel level.

The impact of the economic recession on the Russian Federation was relatively more severe than in other parts of the world. Russia’s exports are dominated by crude oil, natural gas and other commodities. Falling commodity prices caused a flight of capital out of the country and a severe decline in the RTS stock exchange index.

Russian oil production averaged 9.886 million barrels per day in 2008 (BP 2008 Statistical Review), a decline of 0.8% from 2007 production levels. In terms of world production, Russia produced 12.4% of world crude oil in 2008.

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Russian Regulation and Taxation of the Oil and Natural Gas Industry

The Company’s exploration activities are conducted in Kamchatka, Russia, which activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the oil and natural gas industry. Changes in these regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect the business of the Company. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, environmental legislation and safety.

The Company’s current or future operations, including exploration and development activities on the Company’s properties, require licences and permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, land use, environmental protection and other matters. Compliance with these requirements may prove to be difficult and expensive. Due to the Company’s operations, principally in Russia, the Company is subject to the following issues and uncertainties that can affect the Company’s operations adversely:

•	the risk of expropriation, nationalization, war, revolution, border disputes, renegotiation or modification of existing contracts, and import, export and transportation regulations and tariffs;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over international operations;

•

the possibility of being subjected to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in Jersey, Cyprus, Canada and the United States; and

•	the possibility of restrictions on repatriation of earnings or capital from foreign countries.

Regulation Applicable to Russian Oil and Natural Gas Industry

Regulation of the oil and natural gas industries in Russia is still evolving, with federal, regional and local authorities each promulgating rules and regulations.

The regulation of legal and economic relations in the Russian oil and natural gas industries is based on the following major pieces of legislation: the Constitution of the Russian Federation, the Civil Code, and the Subsoil Law.

The Subsoil Law establishes a “one-key” procedure where only federal authorities (the Federal Agency for Subsoil Use or its territorial departments) determine the major issues related to subsoil use. The federal authorities issue subsoil use licences. The majority of subsoil use licences are issued based on decisions of FASU. In certain cases licences are granted by virtue of decisions of the Russian Government. Regional authorities participate in a commission appointed by FASU, which grants licences for the exploration and production of subsoil resources (except for subsoil plots located in Russia’s internal waters, territorial seas or on its continental shelf which fall under exclusive federal jurisdiction). Regional authorities usually also have jurisdiction over land use, environmental, employee health and safety, social security and certain financial regulations. The relationship between the relevant federal, regional and local authorities, as well as between any one company operating in the oil and natural gas industry and such authorities, has a significant impact on the conditions under which such company can operate in any particular region.

Russian Exploration (Geological), Combined, and Production Licences

Crude oil and natural gas located in Russia is owned by the Russian Government. The rights to explore for and produce oil and natural gas are granted by FASU pursuant to the following types of subsoil use licences: (i) licences for geological survey and assessment of the subsoil plot (“Geological Licences”); (ii) licences for the production of natural resources (“Production Licences”); and (iii) combined licences for geological survey, mineral exploration and production of natural resources (“Combined Licences”).

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Combined Licences are almost always awarded by tender or auction. The only criteria taken into account in deciding the winner of an auction is the offer price. Criteria taken into account when awarding a subsoil licence at a tender are usually the technical and scientific level of the geological exploration programme, the subsoil utilisation level, the completeness of the extraction of subsoil deposits, the level of investment in the socio-economic development of the territory, as well as environmental and national security considerations.

Geological Licences are issued following application. However, if two or more applications are received, then an auction for a Combined Licence will be conducted.

Pursuant to the Subsoil Law, a holder of a Geological Licence has exclusive right in the event of a commercial discovery made as a result of exploration work conducted at its own expense to convert the Geological Licence to a Production Licence and thus the licence holder is conveyed a degree of conjunctive title. This conversion to a Production Licence is however still subject to certain conditions. The licence holder and FASU must enter into a mutually agreeable licence agreement that specifies a required work program. There is a risk that the subsoil authorities may decide not to convert a Geological Licence into a Production Licence. The grounds under which the subsoil authorities may reject issuing a Production Licence are as follows: (i) the application for issuance of a Production Licence has been filed with violations of requirements set out by the law; (ii) the applicant has intentionally provided false data about itself; (iii) the applicant is not able to provide confirmation that it has or will have qualified personnel, necessary financial and technical assets for efficient and safe conduction of the work; and (iv) if provision of the Production Licence to the applicant will lead to non-compliance with antimonopoly legislation requirements.

These conditions subject the Conjunctive Title of Geological Licences to a high degree of bureaucratic discretion.

Licences granted in accordance with the Subsoil Law cannot be transferred to another entity except as in limited circumstances, such as a spin-off company or a subsidiary in which the licencee has a 50% or greater share and provided such subsidiary has all licences (permits) and assets to continue the licencee’s activity and certain other conditions are met. No restrictions are currently imposed by the Subsoil Law on a change of control over a licence holder.

Under the Subsoil Law, Geological Licences are issued for a maximum term of 5 years (and a maximum term of 10 years where the subsoil plot is located in internal sea waters, territorial sea, or continental shelf). Production Licences and Combined Licences can be issued for the term of the expected operational life of the field based on a feasibility study report. In practice, Production Licences in many cases are issued for 20 years and Combined Licences for 25 years. Furthermore, while a licence may be officially indexed as a Production Licence, it also usually permits final exploration activities.

The Subsoil Law states that the term of use of a subsoil plot granted under a Geological Licence may be prolonged upon application from the licence holder, provided that the licence holder complies with the licensing requirements, if it is necessary to complete exploration and assessment at the subsoil plot. Similarly, it is possible to apply for prolongation of Production Licences and Combined Licences. The Subsoil Law does not include detailed regulations on the procedure for extending a subsoil licence. As a matter of practice, licence holders often reach agreement with the authorities on such extension. Upon expiration of a licence, a licence holder must, at its own expense, recultivate the land and return it to a condition adequate for future use.

A licence holder has the right to develop and sell oil, condensate and gas extracted from the licence area. The Russian Federation, however, retains ownership of all subsoil resources at all times, and the licence holder only has rights to the natural gas, crude oil or other relevant types of mineral resources when extracted.

Subsoil licences generally require the licence holder to make various commitments, including: (i) conducting agreed upon drilling and other exploratory and development activities, including commencing exploration and production, construction and achievement of the projected volumes of production in the terms as specified in the licence; (ii) protecting the ecology in the fields from damage; (iii) providing geological information and data to the relevant authorities; (iv) submitting on a regular basis formal progress reports to regional authorities; and (v) paying certain royalty and other obligatory payments when due.

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Governmental authorities may undertake periodic reviews for ensuring compliance by subsoil licence users with the terms of their licences and applicable legislation. A licence holder can be fined for failing to comply with the subsoil licence and, under the Subsoil Law, the subsoil licence can be revoked, suspended or limited in certain circumstances, including: (i) expiration of the term of the licence; (ii) the licence is found to have been transferred to another entity in violation of the transfer provisions of the Subsoil Law; (iii) a termination condition in the licence agreement has been triggered; (iv) there is a direct threat to the life and health of people working or living in the area affected by the subsoil use; (v) the licence holder has breached the material terms of the licence; (vi) the licence holder systematically violates the stipulated subsoil use procedures; (vii) there is an emergency situation (disaster, military action, etc); (viii) the licence holder does not commence operations within the required time periods or its production does not reach the volumes required by the terms of the licence; (ix) the licence holder has been liquidated; (x) the licence holder requests suspension or termination; or (xi) the licence holder has failed to file reports in accordance with the Subsoil Laws.

The majority of licences issued during the past years provide for additional very broad grounds for the licence’s termination. For instance, the licence can provide that the right to use subsoil may be terminated if a licence fails to comply with the requirements of technical and technological documentation, lack of insurance for damage caused in case of an accident and non-fulfilment of social-economic development of the specific region. In practice, mineral licences are usually terminated for significant violations, such as the failure to start operations at a specified time, constant underproduction or not meeting the obligations to finance the project and non payment of subsoil taxes.

The Subsoil Law also provides for the basic framework of payments applicable to licence holders, which includes the following main types of payments: (i) one-time payments in cases specified in the licence, (ii) regular payments for the subsoil use (i.e., rentals paid for the right to conduct prospecting and exploration works), (iii) payments for geological subsoil information, (iv) fees for the right to participate in auctions/tenders and (v) fees for the issuance of licences.

Fees for issuing licences and for participation in tenders and auctions are federal revenue (except with respect to common resources and fields of local importance, which will constitute regional revenue). In addition, the FASU is now solely responsible for setting the rate of regular payments for subsoil use within the ranges set by the law.

Production Licences grant to the licence holders the exclusive right to produce and sell the oil and natural gas, subject to royalties and taxes.

All subsoil use licences have an associated licence agreement, which specifies a required work program to be completed. The licence agreement is subject to negotiations with FASU. It may be revised during the term of the licence by mutual agreement between FASU and the holder of the licence. Holders of subsoil use licences (on geological exploration and in certain cases on final exploration work stages) are required to make a quarterly regular subsoil use payment based on the area of the licence plot. The amount of the payment per square kilometre is calculated by FASU based, in particular, on the guidelines set forth by the Ministry of Natural Resources, within a range set by the Subsoil Law. For geological survey (search and evaluation) stage the range of payments is from 120 to 360 Russian roubles per square kilometre. For final exploration stage the range is from 5,000 to 20,000 Russian roubles per square kilometre. Companies producing minerals pay Mineral Extraction Tax as described in more detail below.

In order to carry out exploration and development of oil and natural gas interests or to place these into commercial production, the Company will require certain other licences and permits from various Russian governmental authorities. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required. In addition, such licences and permits are subject to change and there can be no assurances that any application to renew any existing licences or permits will be approved.

In addition to a subsoil licence, subsoil user need to obtain rights to use surface land within the specified licence area. A majority of land plots in the Russian Federation are owned by federal, regional or municipal authorities, which are able to sell, lease or grant other use rights to the land to third parties. A subsoil user is provided with rights to the land pursuant to the land legislation of the Russian Federation and a subsoil user can either purchase or lease the land plot covering its mining allotment. Failure to acquire the relevant land use rights may adversely affect the ability of the subsoil user to use its subsoil licence and carry out subsoil use operations.

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Limitations on Foreign Investment in Russia

The Law on Foreign Investments implemented in 2008, provides for control and restrictions regarding foreign investments in Russian strategic industries. While the Law on Foreign Investments provides limitations on foreign investment in sensitive industries, it establishes a transparent procedure on gaining clearance from the Russian government.

Under the 2008 amendments to the Subsoil Law, subsoil plots containing recoverable oil reserves in excess of 70 million tons and gas reserves above 50 billion cubic metres (as evidenced by the Russian State Register of Reserves, as of January 1, 2006) are characterized as being of federal significance. If in the process of a geological survey a foreign investor, such as the Company, discovers oil or gas reserves that are significant (as identified above), the Russian Government may refuse to grant the foreign investor the right for exploration and production in respect of such property. Management of the Company understands that this potential restriction pertains to a single field that meets the above criteria only and not the entire licence. If the resources were discovered in the course of a geological survey on the basis of a Combined Licence (for geological survey, mineral exploration and production), the Russian Government may decide to terminate the right to use this property. The Subsoil Law provides for compensation of expenditures related to prospecting and appraisal, and repayment of a one-time payment (fee) for the grant of rights. Moreover, such entities may be entitled to a premium payable by the Russian Government. However, the legislation does not provide for clear terms of payment of the above compensation, and it may take a long time for the subsoil user to receive those funds from the Russian Government. The Russian Government may impose additional limitations on Russian legal entities with the participation of foreign investors on their participation in tenders and auctions for the right to use such significant properties.

In addition to the above, a subsoil plot may be considered as being of federal significance if its operation (regardless whether this involves geological survey, mineral exploration, or production) involves the use of lands allocated for defence and security purposes. Such land plots are to be determined by the Russian Ministry of Defence and included to the list of subsoil plots of federal significance published by FASU. Although this list was published in March 2009, there is no guarantee that any of the existing subsoil plots will not be added to the list in the future as matching the above criterion.

Pricing, Marketing and Transportation Delivery

The price of oil and natural gas is determined by domestic and international economic and market factors, including in part, supply and demand factors, oil and natural gas quality, prices of competing oil and natural gas, distance to market and the value of refined products. While only Gazprom has the right to export natural gas, there is no such limitation on the export of oil. However, the export of oil production in areas such as western Siberia is constrained by the export pipeline capacity of Transneft (the government-owned pipeline company). This capacity is allocated on a quota basis, resulting in some producers being denied the ability to export their oil production. Likely, this would not be the case for PetroKamchatka as any oil produced would be located very near tidewater and the Company may be able to build its own export facilities, similar to the current situation for Sakhalin Island production, subject to the economic viability of such project.

Production and Export Taxes and Duties

Exports of oil are subject to an export customs duty applied by the Russian Government. This export customs duty is calculated monthly based upon the previous month’s Urals Blend export price in $U.S. per ton. The export customs duty is formula based, as follows:

Oil Price Range (USD/ton)	Maximum Export Duty Rate
109.50	–

109.50 - 146	35% of the difference between the actual oil price per barrel and the price of USD109.5/ton

146 - 182.50	USD12.78/ton plus 45% of the difference between the actual oil price per barrel and the price of USD146/ton

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Oil Price Range (USD/ton)	Maximum Export Duty Rate
> 182.50	USD29.2/ton 65% of the difference between the actual oil price per barrel and the price of USD182.5/ton

In addition, Mineral Extraction Tax (“MET”) applies to the production of oil and natural gas in Russia. MET, as currently established, is formula based and is calculated as follows:

MET is calculated at the rate RUR 419 per ton of oil (dewatered, desalted and stabilized) and adjusted using a coefficient reflecting changes in the world oil price and a coefficient reflecting depletion of the particular oil field based on the following formula: RUR 419*(P- 15)*R/261*D, where:

•	P is the average price per barrel of Urals blend crude oil expressed in USD for the tax period.

•	R is the average monthly RUR/USD foreign exchange rate as established by the Central Bank of Russia.

•	D is the depletion factor, determined by the taxpayer based on a special formulae established by the Russian Tax Code - special regressive coefficient for blocks depleted by more than 80%.

To convert RUR 419 per ton to USD per barrel, the RUR 419 per ton must be converted by the USD/RUR foreign exchange rate and then divided by the 7.3 barrels per ton conversion factor.

Repatriation of Earnings

Currently, there are no restrictions on the repatriation of earnings or capital to foreign entities from Russia. However, there can be no assurance that any such restrictions on repatriation of earnings or capital from the Russia or any other country where the Company may invest will not be imposed in the future.

Environmental

The oil and natural gas industry is subject to extensive and varying environmental regulations in each of the jurisdictions in which the Company may operate. Environmental regulations establish standards respecting health, safety and environmental matters and place restrictions and prohibitions on emissions of various substances produced concurrently with oil and natural gas.

The international oil and natural gas industry is subject to foreign environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and requires that well and facility sites be abandoned and reclaimed to the satisfaction of their regulatory authorities.

Such laws and regulations not only expose the Company to liability for the Company’s own negligence, but may also expose the Company to liability for the conduct of others or for the Company’s actions that were in compliance with all applicable laws at the time those actions were taken. The Company may incur significant costs as a result of environmental accidents, such as oil spills, natural gas leaks, ruptures, or discharges of hazardous materials into the environment, including clean-up costs and fines or penalties. Additionally, the Company may incur significant costs in order to comply with environmental laws and regulations and may be forced to pay fines or penalties if the Company does not comply.

Russian environmental legislation establishes a “pay-to-pollute” regime. The authority responsible for administering the “pay-to-pollute” regime is Russian Federal Service on Ecological, Technological and Nuclear Supervision (“FSETNS”). Fees are assessed for both pollution within the limits agreed on emissions and effluents and for pollution in excess of these limits. There are fines established for certain other breaches of environmental regulations. Russian environmental protection legislation contains an obligation to make compensation payments to the budget for all environmental damage caused by pollution. In the event of a dispute concerning damage caused by

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breaches of environmental laws and regulations, the prosecutor’s office or other authorised governmental bodies may submit a claim to the courts. Courts may impose remediation obligations in lieu of, or in addition to, imposing fines. FSETNS is also responsible for regulation of activities associated with hazardous industrial objects, hydro technical devices, emissions into environment and atmospheric air, management of wastes etc. The general control and supervision functions in the natural resources area are currently exercised by the Federal Service for Supervision in the Sphere of Use of Natural Resources (“FSNUR”) created under the auspices of the Ministry of Natural Resources.

Subsoil licences are granted on the condition that the licence holder undertakes to comply fully with Russian environmental standards and norms (air, water and soil pollution limits, waste management requirements, animal protection, human health, etc.). Once a subsoil licence is issued, the licence holder’s compliance with licensing requirements is supervised by FASU and FSNUR, while supervision over performance of certain subsoil work and use of hazardous industrial objects and technical devices is exercised by FSETNS.

Subsoil use licences generally include certain environmental commitments. There are land reclamation, clean-up requirements and penalties for failing to comply with them. State authorities are entitled to claim in court for the suspension or termination of activities performed in breach of environmental regulations.

STATEMENT OF RESOURCES AND OTHER OIL AND GAS INFORMATION

Disclosure of Resources

The statement of resources data and other oil and gas information set forth below is dated September 1, 2009 and has an effective date of June 30, 2009. The information set forth below is derived from the D&M Report, which was prepared in accordance with the COGE Handbook and NI 51-101. The resources data summarizes the oil prospective resources of the Tigil, Icha and Urginskaya Blocks on the Kamchatka Peninsula, Russia. References to gross prospective resources are to the prospective resources of 100% interest in each of the Tigil, Icha and Urginskaya Licences. The Company does not have a 100% interest in such exploration licences, but rather has a 45% net beneficial interest in each of the Tigil and Icha Licences and a 90% net beneficial interest in the Urginskaya Licence.

Assumptions and qualifications applicable to the evaluation and contained in the D&M Report are set forth in the notes to the tables. The resources data conforms to the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which the Company believes is important to the readers of this information. A copy of the D&M Report is available on the Company’s website at www.petrokamchatka.com.

The information relating to the crude oil resources of PetroKamchatka contains forward-looking statements relating to future net revenues, forecast capital expenditures, future development plans and costs related thereto, forecast operating costs, anticipated production and abandonment costs. Refer to “Forward-Looking Statements” and “Risk Factors”.

In accordance with the requirements of NI 51-101, the Report on Resources Data by Independent Qualified Resource Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Schedule “D” hereto.

All of PetroKamchatka’s identified resources are located onshore in the Tigil, Icha and Urginskaya Blocks on the Kamchatka Peninsula, Russia.

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by the application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery. Because of the uncertainty of commerciality and the lack of sufficient exploration drilling in respect of each of the Tigil, Icha and Urginskaya Blocks, the prospective resources cannot be

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classified as contingent resources or reserves. Moreover, as at the date hereof, the Company has not conducted any drilling on its properties, with the first well expected to be spudded in late October 2009. The prospective resources estimates are not provided as a means of comparison to contingent resources or reserves.

For an undiscovered accumulation the chance of commerciality is the product of two risk components, being the chance of discovery and the chance of development. There is no certainty that any portion of the prospective resources estimated herein will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources evaluated.

Deterministic and probabilistic methodologies were used to estimate potential present worth that could be realized should the prospective resources estimated herein be both successfully discovered and developed. Probabilistic methods were used to estimate the potential prospective resources quantities. Deterministic models incorporated various economic factors and development practices based on the potential probabilistic prospective resources quantities estimated. The following were estimated deterministically: operating expenses, capital costs, prices (USD70.00 low estimate, USD78.00 mean estimate, and USD85.00 high estimate per barrel for Brent crude), potential production, depreciation, taxes, time value of money, field life, exploration well costs, development timing, and abandonment costs, with consideration of other factors. The data were modelled using a potential present worth discount rate of 10 percent for various field sizes and field development maturity. These data inherently contain variation in the economic assumptions, transportation, drilling, and other infrastructure installation costs. These deterministically estimated economic schedules allowed for the deterministic estimation of potential present worth per unit of resources based on three prospective resources quantity estimates: low, mean, and high. These three deterministic-based potential present worth per unit of resource (low, mean, and high) estimates were used to construct potential present worth per unit of resources distributions. These distributions were used to assign potential value assuming the successful discovery and development of each respective prospect.

The following table sets forth estimates of the gross prospective resources of the Tigil, Icha and Urginskaya Blocks combined, as of June 30, 2009. References to gross prospective resources are to the prospective resources of 100% net beneficial interest in each of the Tigil, Icha and Urginskaya Licences. The Company does not have a 100% interest in such exploration licences, but rather has a 45% net beneficial interest in each of the Tigil and Icha Licences and a 95% net beneficial interest in the Urginskaya Licence. The D&M Report does not provide analysis of prospective resources of the Company.

GROSS PROPERTIES PROSPECTIVE RESOURCES(1)(2)(3)(4)
	Low Estimate (1,000 bbl(3))	Best Estimate (1,000 bbl(3))	High Estimate (1,000 bbl(3))	Mean Estimate (1,000 bbl)

Gross Prospective Oil Resources	696,187	1,140,568	1,868,745	1,228,430

Notes:

(1)	Pg (the probability of geological success) and Pe (the probability of economic success) have not been applied to the volumes in this table.
(2)	Recovery efficiency is applied to prospective resources in this table.
(3)	Low, best, and high estimates in this table are P90, P50, and P10, respectively.
(4)	The prospective resources presented above are based on the statistical aggregation method.

The D&M Report estimates that: (i) the Tigil Block (100% interest) has a mean estimate of gross prospective resources equal to 597,368 thousand barrels, (ii) the Icha Block (100% interest) has a mean estimate of gross prospective resources equal to 390,864 thousand barrels, and (iii) the Urginskaya Block (100% interest) has a mean estimate of gross prospective resources equal to 258,199 thousand barrels (subject to the assumptions set forth in the D&M Report).

For probabilistic estimates of petroleum resources, the low estimate reported herein is the P90 quantity derived from probabilistic analysis. This means that there is at least a 90% probability that, assuming the prospect is discovered and developed, the quantities actually recovered will equal or exceed the low estimate. The best (median) estimate is the P50 quantity derived from probabilistic analysis. This means that there is at least a 50% probability that, assuming the prospect is discovered and developed, the quantities actually recovered will equal or exceed the best

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(median) estimate. The high estimate is the P10 quantity derived from probabilistic analysis. This means that there is at least a 10% probability that, assuming the prospect is discovered and developed, the quantities actually recovered will equal or exceed the high estimate. The expected value, an outcome of the probabilistic analysis, is used for the mean estimate.

The quantity of petroleum discovered by exploration drilling depends on the number of prospects that are successful as well as the quantity that each success contains. Reliable forecasts of these quantities are, therefore, dependent on accurate predictions of the number of discoveries that are likely to be made if the entire portfolio of prospects is drilled. The accuracy of this forecast depends on the portfolio size, and an accurate assessment of the probability of geologic success (Pg).

The table below sets forth the potential present worth (discounted at 10%) of the net prospective oil gas resources as at June 30, 2009 for the Company based upon certain identified prospects in the Icha and Tigil Blocks. The D&M Report includes estimates from three leads in the Urginskaya Block and only used prospects (not leads) in the potential present worth calculation. The potential present worth calculation does not attribute any value to the Urginskaya Block.

Potential Present Worth At 10%

of the Net Prospective Oil and Gas Resources

Truncated, TEFS-Adjusted, And Pe-Adjusted

as of June 30, 2009

Prospect	Truncated, TEFS-Adjusted, P~~e~~-Adjusted, Net Oil and Gas Resources Potential Present Worth Summary
	Low Estimate (1,000 USD)	Best Estimate (1,000 USD)	High Estimate (1,000 USD)	Mean Estimate (1,000 USD)

A/B	2,502	17,845	72,311	31,304
E	(689)	2,262	11,917	4,390
F	(265)	3,867	18,043	7,081
R	(1,565)	(503)	2,090	(18)
R2 South	(1,310)	310	5,356	1,341
R2 North	(299)	3,156	13,753	5,551
A	(1,423)	5,561	32,073	11,576
Shapiro Updip	(1,148)	835	6,717	2,127
C	(572)	2,523	13,405	4,935
Tundrovaya East	(36)	5,407	24,394	10,132
Tundrovaya Southeast	(1,484)	(155)	4,356	866
R3	725	7,289	29,855	13,074
R5	725	9,886	44,682	18,780

Statistical Aggregate	8,375	73,984	254,058	111,139

Arithmetic Summation	(4,842)	58,280	278,951	111,139

Notes:

1.	Low, best, mean, and high estimates follow the COGE guidelines for prospective resources.
2.	Low, best, mean, and high estimates in this table are P90, P50, mean, and P10, respectively.
3.	Only the mean can be arithmetically summed; P90, P50, and P10 are not additive.
4.	Recovery efficiency is applied to prospective resources in this table.
5.	Negative values are denoted with parentheses.
6.	Present worth in this table refers to the Company’s net beneficial interest in each of the Tigil and Icha Blocks.
7.	The present worth values in this table do not represent a fair market value evaluation.

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8.	Political risk, market availability, timing, pricing and other economic uncertainties are not included in this table.
9.	A possibility exists that the prospects will not result in successful discoveries and development, in which case there would be no positive potential present worth.
10.	Estimated potential present worth of prospective resources is not comparable to present worth estimates of contingent resources or reserves.
11.	“TEFS” is defined as the threshold economic field size.
12.	“Pe” is defined as the probability of discovering economic resources.
13.	Condensate and solution gas volumes are not valued in this report.
14.	Arithmetic summation is a requirement of the PRMS guidelines.
15.	There is no certainty that any portion of the prospective resources estimated herein will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources evaluated.

Other Oil and Gas Information

As at September 30, 2009, the Company did not have any interest in any natural gas or oil wells.

Properties with No Attributed Reserves

The following table sets forth the gross area and net area of the Company for its unproved properties held as at May 31, 2009.

Location	Gross Hectares	Net Hectares
Kamchatka, Russia	3,690,900	3,281,755
British Columbia, Canada	22,969	10,406
TOTAL	3,713,869	3,292,161

No rights of the Company to explore, develop or exploit any of unproved properties will expire before May 31, 2010. However, if the Company fails to meet its seismic work commitment pursuant to the Urginskaya Licence, and fails to get an extension in this requirement, it could forfeit Urginskaya Licence. This licence accounts for 213,400 gross hectares (192,060 net hectares) of the above Kamchatka exploration acreage. The portion of the gross properties prospective resources (Pg) that are attributable Urginskaya Block leads are 67.3 million barrels for the Low Estimate, 206.0 million barrels for the Best Estimate, 526.0 million barrels for the High Estimate, and 258.2 million barrels for the Mean Estimate. Given their status as leads, none of these Urginskaya leads were used in calculating the potential present worth of the prospects.

Abandonment & Reclamation Costs

As at the date hereof, the Company has not conducted any drilling operations in Kamchatka and therefore has no abandonment or reclamation obligations or associated costs in Kamchatka.

Costs Incurred

During the fiscal years ended May 31, 2009 and May 31, 2008, the Company incurred property and equipment expenditures of $16.3 million and $12.7 million, respectively, which costs are principally exploratory in nature.

Exploration and Development Activities

The Company did not engage in any exploration and development drilling activities during the year ended May 31, 2009. PetroKamchatka’s exploration and development activities in the near term will be focused on the planned drilling of three wells on the Tigil Block. See “Description of the Properties – Work Plan” in this Appendix.

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SELECTED FINANCIAL INFORMATION

The following is a summary of selected financial information of the Company (previously named PetroKamchatka Resources Ltd.) for the years ended May 31, 2009, 2008 and 2007. Reference should be made to: (i) the audited annual consolidated financial statements of PetroKamchatka Resources Ltd. as at May 31, 2009 and 2008 and for the years ended May 31, 2009, 2008 and 2007, attached hereto as Schedule “B”; and (ii) the unaudited pro forma balance sheet of PetroHoldco attached hereto as Schedule “C”. The unaudited pro forma balance sheet of PetroHoldco is prepared to give effect to the completion of the Offer. As PetroHoldco has not conducted operations since its inception, the Offer does not have any significant effect on the pro forma assets, liabilities or results of operations reported for the Company.

The Company does not have any reserves or production and does not have any revenue in respect of its oil and natural gas activities. As at the year ended May 31, 2009, the Company had assets of $57.6 million.

Selected Annual Information

	Year Ended May 31
	2009	2008	2007
Interest income	$37,980	$76,631	$126,914
Expenses	$7,850,539	$6,351,590	$5,113,568
Loss before income taxes	$(7,812,559)	$(6,274,959)	$(4,986,654)
Net loss and comprehensive loss	$(7,812,559)	$(6,274,959)	$(4,986,654)
Net loss per share-basic and fully diluted	$(0.05)	$(0.09)	$(0.12)
Deficit, end of year	$(30,264,850)	$(22,452,291)	$(16,177,332)

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the selected financial information at “Selected Financial Information” in this Appendix and the audited annual consolidated financial statements of the Company as at May 31, 2009 and 2008 and for the years ended May 31, 2009, 2008 and 2007 attached to this Appendix as Schedule “B”. This discussion and analysis contains forward-looking statements. See “Forward Looking Statements” in this Appendix. The consolidated financial statements include the accounts of the Company and its subsidiaries as well as its proportionate share of the accounts of its joint interest corporations. The Company conducts certain of its oil and natural gas exploration activities on a joint interest basis. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

All consolidated financial statement amounts are stated in United States currency. The Company determined, effective at the beginning of the 2007 fiscal year, that the United States dollar was its functional currency.

Overview

The Company is an international junior oil and natural gas exploration and development company with core properties located in the Koryakia Autonomous Okrug in the Kamchatka Peninsula of the Russian Federation.

The Company’s strategy for achieving growth is to source and operate onshore exploration projects in Kamchatka, Russia, having the potential for large, low-cost reserves. The Company has secured onshore licences and identified prospects and leads in the Tigil Block and in the Icha Block of the Kamchatka Peninsula. Industry partners, being KKPL, have farmed-in to each of the Tigil Block and the Icha Block. This fits with the Company’s strategy to obtain high initial interests in properties and then to mitigate financial and technical risk exposure through farm-out arrangements.

Results of Operations

See “General Development of the Business – Three Year History” in this Appendix for details on the Company’s operational highlights.

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Net Loss and Cash and Used in Operations

	Year Ended May 31,
	2009	2008	2007
Net loss and comprehensive loss	$(7,812,559)	$(6,274,959)	$(4,986,654)
Cash used in operations	$(4,483,084)	$(4,917,775)	$(3,160,865)

For the year ended May 31, 2009, the net loss of the Company increased by 25% compared to the year ended May 31, 2008. This increase resulted from increases in non-cash costs including: an increase of $2,357,800 in write-down of property and equipment, related to the Company’s beneficial interest in the Highkelly rig; an increase in foreign exchange losses of $570,067; and increases in stock-based compensation of $343,194. The increases in non-cash costs were offset by lower general and administrative, financing and other costs. This resulted in a decrease in cash used in operations in fiscal 2009 compared to fiscal 2008.

The net loss for the 2008 fiscal year is 26% higher than for the 2007 fiscal year due to higher general and administrative costs, offset by lower foreign exchange loss, financing costs and write-down of property and equipment. Refer to the respective sections for an analysis of the variances.

General and Administrative Expenses

	Year Ended May 31,
	2009	2008	2007
Payroll and personnel	$821,046	$2,253,946	$677,887
Professional fees	$1,530,245	$1,526,212	$557,158
Office and administrative	$341,710	$193,706	$174,584
Directors fees and expenses	$393,339	$339,932	$97,207
Russian business taxes	$273,523	$211,403	$4,260
Travel and business development	$246,341	$256,150	$150,462
Bad debt	–	$49,404	–
General and administrative expenses	$3,606,204	$4,830,753	$1,661,558

General and administrative expenses primarily consist of payroll and personnel costs, professional fees, office and administrative costs, directors’ fees and expenses and other administrative costs. General and administrative expenses decreased by 25% for the year ended May 31, 2009 compared to the year ended May 31, 2008. The decrease was primarily due to lower payroll and personnel costs, as the Company did not pay bonuses during the 2009 fiscal year. For the year ended May 31, 2008, general and administrative costs were 191% higher than the 2007 fiscal year as a result of additional administrative and consulting personnel and related costs associated with increased level of business activities.

Foreign Exchange Loss

	Year Ended May 31,
	2009	2008	2007
Foreign exchange loss	$870,978	$300,911	$1,145,317

The Company is exposed to foreign currency fluctuations as it holds cash and incurs expenditures for property and equipment in foreign currencies. The Company incurs expenditures in Russian rubles and Canadian dollars and is exposed to fluctuations in exchange rates in these currencies relative to the U.S. dollar. There was no exchange rate contracts in place as at or during the fiscal years ended May 31, 2009, 2008 or 2007.

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Write-down of Property and Equipment

	Year Ended May 31,
	2009	2008	2007
Write-down of property and equipment	$2,482,417	$124,617	$1,795,849

During the year ended May 31, 2009, the Company determined that its 46.25% beneficial interest in the Highkelly rig, contracted for by previous management of the Company from Highkelly, along with KKPL, was not suited for its proposed drilling program in Kamchatka, Russia. Although attempts to sell the new drilling rig are ongoing, there have been no firm offers received to date. The Company’s book value of the interest in the rig was $8,444,381. The Company obtained an independent appraisal of the current market value and determined that a writedown of the drilling rig to its fair value was required. As a result, the Company recognized an impairment of $2,482,417.

The write-downs in the years ended May 31, 2008 and 2007 related to the Company’s Canadian petroleum and natural gas leases in British Columbia, Canada. Management reviewed the carrying values of its property and equipment and determined that a write-down in fiscal 2008 of $124,617 (2007 - $1,795,849) was required with respect to these Canadian assets. This represented all of the remaining carrying value of these properties. In 2009, the Company has expensed minimal costs to maintain its Canadian properties but it is not currently conducting exploration activities on these properties.

Stock-Based Compensation

	Year Ended May 31,
	2009	2008	2007
Stock-based compensation	$574,630	$231,436	–

Stock-based compensation expense increased by 148% for the year ended May 31, 2009 as compared to the year ended May 31, 2008. The increase is primarily a result of a full year of expense recognized on the December 2007 options granted and expenses recognized on additional options granted during the 2009 fiscal year.

Financing and Other Costs

	Year Ended May 31,
	2009	2008	2007
Claim settlement	$100,893	$354,082	$295,027
AIM costs	297,424	–	–
Russian Value Added Tax interest	(126,831)	476,038	191,973
Financing and other costs	$271,486	$830,120	$487,000

Financing and other costs include costs to settle a claim, interest on Russian VAT and, in 2009, costs related to preparing to list on AIM, a London small to midcap stock exchange. See “Managements Discussion and Analysis - Commitments and Contingences” in this Appendix for details of the claim. In the year ended May 31, 2009 financing and other costs decreased by 67% over the prior year ended May 31, 2008 as compared to an increase of 70% in the year ended May 31, 2008 over the prior year ended May 31, 2007. The increase in fiscal 2008 was due to an increase in the Russian VAT interest and accrual for the estimated claim settlement costs. In 2009, financing and other costs primarily consisted of the AIM costs written off in the year as the Company decided not to pursue this listing.

Interest Income

Interest income decreased in 2009 by $38,651 from $76,631 in 2008 to $37,980 in 2009 and in 2008 decreased by $50,283 from $126,914 in 2007 to $76,631 in 2008. The decreases are primarily the result of reduced short-term investment balances and reduced interest rates realized.

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Liquidity and Capital Resources

Overview

The Company is engaged in the exploration for crude oil in the Kamchatka Peninsula of Russia but does not yet have reserves, production or revenue from operations. The Company has historically funded its operations through equity financings.

As at May 31, 2009, the Company had $2,108,822 in cash and cash equivalents, accounts receivable (mainly Russian VAT accruals recovered subsequent to the 2009 fiscal year end) of $1,514,742, $6,562,053 in accounts payable and a shareholder loan of $395,051. As at May 31, 2009, the Company had a working capital deficiency of $3,187,013. The Company does not have any bank loans or other credit facilities.

Subsequent to May 31, 2009, the Company increased its working capital by raising cash through a private placement of 228,505,044 Common Shares in the amount of $11,477,979 and through the settlement of an account payable of $880,000 in exchange for 17,600,000 Common Shares. These transactions provided the Company with positive working capital to eliminate its May 31, 2009 working capital deficiency and to fund capital expenditures for its Russian drilling program. The majority of the accounts payable were paid and a shareholder loan of $395,051 was repaid subsequent to the 2009 fiscal year end.

Assuming the completion of PetroHoldco’s acquisition of all the securities of PetroKamchatka Cyprus pursuant to the Offer and PetroHoldco’s acquisition of Bluerock pursuant to the Bluerock Arrangement, the Company also plans to raise additional equity financing and, subject to the approvals of the TSXV, list the PetroHoldco Shares for trading on that exchange. The Company is seeking to raise additional equity of up to $15 million to add to its working capital and fund ongoing exploration in Russia in 2010. See “General Development of the Business – Proposed Equity Financing” in this Appendix.

In the year ended May 31, 2009, the Company raised net proceeds of $11,762,651 through private equity financings, ($35,001,718 in 2008 and $5,893,988 in 2007).

Capital Expenditures

A breakdown of property and equipment expenditures for the years ended May 31, 2009, 2008 and 2007 is as follows:

	Year Ended May 31,
	2009	2008	2007
Canadian petroleum and natural gas properties	–	$124,617	$88,928
Russian petroleum and natural gas properties	$9,474,620	$7,753,590	$15,235,220
Joint interest in drilling rig	$1,360,264	$4,771,617	$2,312,500
Russian drilling rig and equipment	$5,354,799	–	$2,143,429
Office furniture and equipment	$71,344	$95,649	$60,190
Property and equipment expenditures	$16,261,027	$12,745,473	$19,840,267

The Company incurred exploration costs on the Russian properties in 2009 of $9,474,620, principally representing the Company’s share of seismic activities and costs related to preparing for the upcoming drilling program on the Tigil Block. The Company is required to drill two wells on its Tigil Block, one in the 2009 calendar year and one in the 2010 calendar year. The Company plans to spud its first well on the Tigil Licence in late October 2009 and a second well in the spring of 2010. The costs incurred on the Russian properties in 2008 principally related to acquiring seismic data on the Icha and Tigil Blocks. The costs incurred in 2007 on the Russian properties principally related to the acquisition of seismic data on the Icha Licence.

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In fiscal 2007, the Company and its joint venture partner, KKPL, contracted for the construction of the Highkelly rig. Payments for the Highkelly rig were made over the three years ended May 31, 2009, 2008 and 2007. The rig was ordered by previous management for use in the Company’s Russian drilling programs. Upon further review, management of the Company and KKPL determined that this rig was not suitable for its drilling operations in Kamchatka, Russia. See “Management’s Discussion and Analysis - Results of Operations - Write-down of Property and Equipment”, “General Development of the Business – Three Year History” and “Risk Factors” in this Appendix.

The Company’s proportionate share of costs for Russian project equipment incurred in 2009 was $5,354,799, including costs of $3,342,963 for its share of the mobile drilling rig. The mobile drilling rig and equipment were acquired for the purpose of the Company’s future Russian drilling programs, including the Tigil Licence program planned for the fall of 2009 and spring of 2010. The Company incurred costs of $2,143,429 in 2007 for other ancillary oilfield equipment.

The Company’s future capital requirements will focus on the resource evaluation of its Russian properties and meeting its work commitments under the exploration licences. The Company expects to drill two wells on the Tigil Block one for each of the 2009 and 2010 calendar year. It also expects to drill a well on its Icha Block in the 2010-2011 winter. The 2010-2011 work program and budget at the Tigil and Icha Block are subject to the approvals of the Company’s joint venture partner, KKPL, and the Board and the ability to obtain adequate financing. See “Management’s Discussion and Analysis - Liquidity and Capital Resources – Overview” and “Risk Factors” in this Appendix. The results from drilling any of these wells may cause a shift in the Company’s plans, depending upon the outcome.

Capital Management

The Company does not presently have sufficient financial resources to undertake its planned exploration and development programs. Moreover, the Company does not have sufficient funds to meet all its future exploration and drilling commitments on its licences in Kamchatka, Russia. The exploration and development of the Company’s properties depend, therefore, on its ability to obtain additional financing through equity financing, debt financing, strategic partnerships or other means.

The Company plans to become a listed public company and raise additional equity capital sufficient to meet its obligations when they fall due under its licences in Russia. Current economic conditions have significantly affected capital markets, including the availability of debt. Management is monitoring the Company’s capital spending on its projects in Russia and general and administrative expenses given the current environment and the amount of funds on hand at May 31, 2009 and thereafter.

If the Company is unable to raise funds, the Company may be in breach of its funding obligations under its agreements with its KKPL and therefore could lose part of its interest in the Russian properties.

The Company manages the capital structure, responds to changes in economic conditions, planned requirements, and intends to continue to use cash from equity offerings to fund operations and invest in its capital expenditure program.

Equity

As at May 31, 2009 and 2008, the Company had 158,119,627 and 131,107,734 Common Shares outstanding, respectively. As at October 16, 2009, the Company had 420,043,053 Common Shares outstanding. Between June 1 and October 16, 2009, the Company issued 261,923,426 Common Shares as follows:

•

228,505,044 Common Shares, 217,959,590 at an issue price of $0.05 per share and 10,545,454 Common Shares issued at an issue price of $0.055 per share, pursuant to a private placement offering to Shareholders.

•	17,600,000 Common Shares to one of its vendors for settlement of aggregate outstanding invoices of approximately $880,000.

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•	5,200,000 Common Shares to MAGKO in exchange for MAGKO’s 5% interest in LukinCholot.

•	1,643,750 Common Shares to non-executive directors for services from January 1, 2009 to September 30, 2009 in the amount of $100,625.

•	207,965 Common Shares to a contractor for services from March to June 2009 in the amount of $10,398.

•	8,766,667 Common Shares to directors, officers, employees and consultants as the $876,667 share portion of a $1,155,000 milestone bonus award.

As at May 31, 2009 and 2008, the Company had 19,266,939 and 21,866,217 Warrants, respectively, outstanding. As at October 16, 2009, the Company had 19,266,939 Warrants outstanding. The Warrants are exercisable at prices ranging from USD0.50 to CAD1.25.

As at May 31, 2009 and 2008, the Company had 6,225,000 and 5,400,000 options, respectively, outstanding. As at October 16, 2009, the Company had 21,325,000 options outstanding after the Company granted 15,100,000 options to directors, officers, employees and contractors at an exercise price of $0.10 per share. The options are exercisable at prices ranging from USD0.10 to CAD1.25.

Contractual Obligations and Financing

The Company has entered into operating lease agreements for office rent with future lease obligations. The annual commitments as of May 31, 2009 for these leases over the next five years are as follows:

Year	Annual Commitments
2010	$252,000
2011	$252,000
2012	$252,000
2013	$252,000
2014	$52,000
$1,060,000

The Company is committed to making payments with respect to its office leases in Canada that expire on October 31, 2013 and June 30, 2013.

Under the Company’s Russian exploration licences, the Company is committed to complete work commitments for shooting seismic programs and drilling wells by certain dates in order to retain its licences. See “Description of the Properties – Properties” in this Appendix for details on these licences.

Changes in Accounting Policies and Accounting Policies Not Yet Adopted

Effective June 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3855 “Financial Instruments – Recognition and Measurement”, Section 1530 “Comprehensive Income”, Section 3865 “Hedges” and Section 3861 “Financial Instruments – Disclosure and Presentation”. These new standards were adopted prospectively. Adoption of these standards had no impact on the consolidated financial statements for the years ended May 31, 2008 and 2009.

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as ‘held-for-trading’. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and cash equivalents and short-term investments are classified as ‘held-for-trading’.

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Financial assets classified as ‘available-for-sale’ are carried at fair value with the changes in fair value recorded in other comprehensive income. When a decline in fair value is determined to be other than temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income. Gains and losses recognized on disposal of ‘available-for-sale’ securities are recognized in other income. The Company does not have any financial assets classified as ‘available-for-sale’.

Financial assets that have a fixed maturity date and which the Company has the intention and the ability to hold to maturity are classified as ‘held-to-maturity’ and accounted for at amortized cost using the effective interest rate method. The Company does not have any financial assets classified as ‘held-to-maturity’.

Loans and receivables are accounted for at amortized cost. This classification is consistent with the classification under the prior accounting standards. Share subscriptions receivable and accounts receivable are classified as loans and receivables.

Other liabilities are accounted for at amortized cost and include all liabilities, other than derivatives. This classification is consistent with the classification under the prior accounting standards. Accounts payable and accrued liabilities and the rig loan are classified as other liabilities.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net loss.

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. When amounts are recorded in accordance with this new standard, the Company will report a new category, accumulated comprehensive income, in the shareholders’ equity section of the balance sheet.

Effective June 1, 2008 the Company adopted the following new accounting standards issued by the CICA: Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”. These new sections replace financial instruments – disclosure and presentation, revising and enhancing the disclosure requirements, and carrying forward unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1535 specifies the disclosure of information about an entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any externally imposed capital requirements; and if the entity has not complied, the consequences of non-compliance. Adoption of this standard has resulted in additional note disclosures in the Company’s consolidated financial statements.

Section 3862 and Section 3863 specify the standards of presentation and enhanced disclosures on financial statements, particularly with respect to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The standards have resulted in increased disclosures provided in the Company’s consolidated financial statements.

Effective June 1, 2008 the Company adopted the new accounting standard, Section 3064 “Goodwill and Intangible Assets”, issued by the CICA, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Adoption of these standards had no impact on the Company’s consolidated financial statements for the year ended May 31, 2009.

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In April 2008, the CICA published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate International Financial Reporting Standards (“IFRS”) into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The International Accounting Standard Board (“IASB”) will also continue to issue new accounting standards during the conversion period. As a result, the final impact of adopting IFRS on the Company will only be known once all the applicable IFRS are issued. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In January 2009, the CICA Accounting Standards Board (“AcSB”) issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The adoption of Section 1582 will affect the accounting for business combinations, if any, by the Company on or after June 1, 2011.

In January 2009, the AcSB issued CICA Handbook Sections 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently assessing the impact that the adoption of these Sections may have on its results of operations or financial position.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures. The amendments include the enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instruments disclosure standards in IFRS. The Company will include these additional disclosures in its annual financial statements for the year ending May 31, 2010.

International Financial Reporting Standards

In February 2008, the AcSB confirmed that accounting standards in Canada will converge with IFRS. Canadian firms will begin reporting under IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, with appropriate comparative information for the prior year.

The Company intends to develop a changeover plan that will address the impact of the changeover to IFRS, including accounting policies, financial reporting, internal controls, information systems, education, training and other business activities.

The Company is in the process of evaluating the project and resource requirements and believes that the plan will include planning and scoping, designing and building and implementation and review. The timing of the plan is not yet finalized.

Related Party Transactions

At May 31, 2009, there were no amounts receivable from directors or officers (2008 and 2007 - $nil) as advances for expenses. At May 31, 2009, the Company owed amounts to directors and officers totalling $216,590 (2008 - $104,714 and 2007 - $nil) for services performed and expenses incurred in the normal course of operations.

At May 31, 2009, the Company owed a person who is a shareholder, officer and director the aggregate amount of $390,000 plus interest for two loans made to the Company during the year. A demand loan of $90,000 was unsecured, bearing interest at a fixed rate of 12% per annum. The second demand loan, in the amount of $300,000, was secured by a first priority assignment of the assets of the Company bearing interest at a floating rate of Libor plus 3% per annum. The loans together with interest were repaid in full subsequent to May 31, 2009.

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Jonathan Morley-Kirk of the Company, was the Chairman of Fox Davies Capital, an investment banking firm, up to December 31, 2008. The firm has participated in equity financings for the Company and received its market priced share of commissions thereon (including broker warrants). There were no advisory fees paid to Fox Davies Capital for the years ended May 31, 2009, 2008 or 2007.

Off-Balance Sheet Arrangements

As at May 31, 2009, the Company does not have any off-balance sheet arrangements.

Financial Instruments

At May 31, 2009, the Company had not entered into any derivative financial instruments as a method of managing market risks associated with commodity prices, interest rates and foreign exchange fluctuations. Note 9 of the Company’s consolidated financial statements for the years ended May 31, 2009, 2008 and 2007, attached hereto at Schedule “B”, includes a discussion of the Company’s financial instruments and the related market risks.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out information for each of the directors and officers of each of PetroHoldco and PetroKamchatka Cyprus (other than Richard Norris, a director of PetroKamchatka who is not a director of PetroHoldco) as at the date hereof. Each director’s term shall continue until the next annual meeting of shareholders of PetroHoldco.

Name and Municipality of Residence and Position with the Company	Principal Occupation	Director or Officer Since	Common Shares, Warrants and Options beneficially owned, directly or indirectly, or controlled or directed(1)(2)

Yoon Suck Nam(4) Singapore Director and Chairman	Chief Executive Officer of Majuko Corporation (investment company) since 1990	August 2007	24,208,655 shares 2,500,000 options

Graeme Phipps St. Helier, Jersey President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company (August 2007 to present) and PetroHoldco (November 2008 to present); Principal of Phipps and Associates Oil and Gas Consulting from 2006 to 2008; Executive Vice President of PetroKazakhstan Inc. from May 2005 to November 2005; Principal of Phipps and Associates Oil and Gas Consulting from 2002 to 2005	August 2007	6,950,000 shares 4,300,000 options

Jonathan Morley-Kirk(3)(5) St. Saviour, Jersey Director	Independent businessman. Mr. Morley-Kirk is the former Chairman of Fox-Davies Capital Limited (Financial Advisors and Brokers) from November 2003 until December 2008	April 2006 to August 2006, and August 2007 to present	1,995,000 shares 250,000 warrants 1,550,000 options

Adam Landes(3) (5) Sencelles, Spain Director	Independent consultant. Mr. Landes provided consulting services to Renaissance Capital Ltd. from January 2007 until August 2008. Prior thereto, Mr. Landes was Managing Director, Oil & Gas equity research at Renaissance Capital Ltd., from 2002	November 2008	5,416,273 shares 510,400 warrants 1,100,000 options

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Name and Municipality of Residence and Position with the Company	Principal Occupation	Director or Officer Since	Common Shares, Warrants and Options beneficially owned, directly or indirectly, or controlled or directed(1)(2)
Teck Soon Kong(4)(5) Kent, U.K. Director	Chairman, Sunkar Resources Plc (AIM listed phosphate mining company) 2006 to present; Chairman, Noble Denton Group Limited, (marine and engineering consultancy) 2002 to present; Director, Gulf of Guinea Energy Limited (oil & gas exploration company) 2006 to 2009; director, Sterling Resources (UK) Limited (TSX listed oil & gas company) 2004 to present	November 2008	380,000 shares 1,350,000 options

Robert McClinton, CA(3)(4) Calgary, Alberta, Canada Director	President of MickC Ventures Inc., a private management consulting company, from April 2005 to present; Chief Financial Officer of the Company from September 2007 to October 2008; President and Chief Executive Officer of BMP Energy Systems from May 1998 to March 2005; Director, Alberta Electric System Operator since December 2007; Chairman of CE Franklin Ltd. (TSX and NASDAQ listed); Director of Critical Control Solutions Corp. (TSX listed)	November 2008	1,376,500 shares 2,000,000 options

Allan H. Stevens, CA(6) Calgary, Alberta, Canada Chief Financial Officer	Chief Financial Officer of the Company since October 2008; Independent consultant from 2003 to 2008	October 2008	666,667 shares 1,150,000 options

Brian A. Skinner(7) Calgary, Alberta, Canada Senior Vice President, Exploration	Senior Vice President, Exploration of the Company and Vice President of Exploration for Solara Exploration Ltd. Until February 2007, Mr. Skinner was a senior geologist with Celtic Exploration Ltd. from its inception	October 2008	766,667 shares 550,000 options

Rustem Chinakaev(8) Moscow, Russia Senior Vice President, Russian Operations	Senior Vice President, Russian Operations of the Company. Mr. Chinakaev has been with the Company since its inception in 1998	November 1998	2,333,333 shares 1,400,000 options

Henry Wolski(9) Moscow, Russia Vice President, Production Operations	Vice President, Production Operations of the Company. From August 2005 until November 2007, Mr. Wolski was senior VP Exploration and Production at Urals Energy. Prior thereto, Mr. Wolski held senior management positions with Magma, Khanty Mansiysk Oil Corporation and PetroKazakhstan	January 2008	666,667 shares 775,000 options

Calvin Brackman(10) Calgary, Alberta, Canada Vice President, Corporate Planning	Vice President, Corporate Planning of the Company	August 2008	1,166,667 shares 250,000 options

Notes:

(1)	Determination regarding the number of shares and warrants beneficially owned directly or indirectly or controlled or directed by each director and officer has been provided by each applicable director or officer.
(2)	This information assumes: (i) the acquisition by PetroHoldco of PetroKamchatka Cyprus is completed pursuant to the Offer, and (ii) none of the directors or executive officers participate in the Proposed Equity Financing. The number of PetroHoldco Shares, PetroHoldco Warrants and Options shall be the same as the current number of Common Shares, Warrants and options upon completion of the Offer.

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(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Compensation Committee.
(5)	Member of the Reserves Committee.
(6)	Mr. Stevens provides his services pursuant to an employment agreement with PetroKamchatka Services.
(7)	Mr. Skinner provides his services pursuant to an employment agreement with PetroKamchatka Services.
(8)	Mr. Chinakaev provides his services pursuant to an consulting agreement with PetroKamchatka Cyprus.
(9)	Mr. Wolski provides his services pursuant to an consulting agreement with PetroKamchatka Cyprus.
(10)	Mr. Brackman provides his services pursuant to a consulting agreement with PetroKamchatka Services.

At the date hereof, the directors and officers of PetroKamchatka, as a group, beneficially own, directly or indirectly, or exercised control or direction over, an aggregate 45,926,429 Common Shares, representing 10.9% of the outstanding Common Shares, and will hold an aggregate 45,926,429 PetroHoldco Shares representing 10.9% of the outstanding PetroHoldco Shares, assuming completion of the acquisition by PetroHoldco of PetroKamchatka Cyprus pursuant to the Offer.

Biographies

The characterization of “independence” in this section is made in reference to NI 58-201.

Yoon Suck Nam, Chairman of the Board and Independent Director

Mr. Nam is the Chief Executive Officer of Majuko Corporation, an investment company that is also a Shareholder of the Company, since December 2006. Mr. Nam has an extensive background in international business and has a strong relationship with KNOC, the Company’s joint venture partner. Majuko Corporation has had a joint venture partnership with KNOC for more than 20 years. Mr. Nam has been Chairman of the Board since August 2007.

Jonathan Morley-Kirk, Independent Director

Mr. Morley-Kirk is a chartered accountant with experience in merchant banking, securities trading and investment management. He specializes in emerging market investments and structures. Mr. Morley-Kirk is a Fellow of the Securities Institute, a member of the Society of Trust and Estate Practitioners and a member of the Expert Witness Institute. Mr. Morley-Kirk has extensive public company experience and is the former Chairman of Fox-Davies Capital Limited, a U.K. based investment bank from 2003 until 2008. Mr. Morley-Kirk has been a Director since August 2007.

Teck Soon Kong, Independent Director

Mr. Kong is an independent businessman with more than forty years of international oil and gas industry and related experience including senior positions with the Royal Dutch Shell group, Nimir Petroleum and as an advisor in the Minister’s Office, Ministry of Petroleum & Mineral Resources, Saudi Arabia. Mr. Kong has had direct Russian experience with the Sakhalin oil and gas basin. Mr. Kong has been a Director since November 2008.

Adam Landes, Independent Director

Mr. Landes is well known in the Russian and international investment community, having worked at Renaissance Capital Ltd., an investment bank focussed on emerging markets in Russia based in London, where he was Managing Director of Oil and Gas Research from 2002 until December 2006 and, until August 2008 as a consultant. Prior thereto, Mr. Landes worked in various positions, and ultimately was the head of EMEA Oil & Gas Research at JP Morgan (and legacy firms). Mr. Landes has been a Director since November 2008 and performs the role of capital markets advisor to the Company on a non-exclusive basis.

Robert McClinton, Director

Mr. McClinton, a Canadian Chartered Accountant, has 40 years of highly diversified financial and managerial expertise within the exploration and production business at both senior management and board levels. He has

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worked with Deloitte & Touche LLP, Canadian Turbo Inc, and was an owner and President of BMP Energy Systems Ltd. Mr. McClinton is past Chief Financial Officer of the Company and has been a director since November 2008.

Graeme Phipps, President and Chief Executive Officer

Mr. Phipps has 35 years of experience in the Canadian and international oil and gas industry. He is a professional geophysicist and geologist and has held management and executive positions at Esso Resources, Exxon, Canadian Occidental, Nexen, and Petro-Canada. He was a Director and incoming President and Chief Executive Officer of PetroKazakhstan prior to its sale in 2005. He is also a director of three public international oil and gas companies. Mr. Phipps has been a Director since August 2007.

Allan H. Stevens, Chief Financial Officer

Mr. Stevens is a Chartered Accountant with over 30 years of experience in various financial roles. He developed a broad range of experience in the financing of, accounting for and taxation of public and private companies involved in oil and gas exploration, oil and gas services, and ocean transportation. From 2003 until 2008, Mr. Stevens provided independent consulting services to Clark Valuation Services, a Canadian valuation firm. He is a graduate of the University of Alberta and was articled with Deloitte, Haskins & Sells, a predecessor of Deloitte and Touche LLP.

Brian Skinner, Senior Vice President, Exploration

Mr. Skinner is a professional geologist with a wealth of Canadian and international petroleum exploration experience. Since February 7 2007, he has been the Vice President of Exploration for Solara Exploration Ltd., a Canadian oil company. Prior to that time, he was a senior geologist with Celtic Exploration Ltd., also a Canadian oil company, from its start-up. In addition, Mr. Skinner brings strong business acumen from his years as the President and CEO of several publicly traded Canadian oil and gas companies. Mr. Skinner is a graduate of the University of Alberta and started his professional career with Texaco Exploration Ltd. as a geologist.

Rustem Chinakaev, Senior Vice President, Russia

Mr. Chinakaev has over 25 years experience in exploration and project management in Russia. He has worked with MAGE, a USSR Government geophysical exploration company, LARGE, a private Russian geophysical company, and Gazprom. He has been with the Company since inception in 1998. Mr. Chinakaev is also an officer of LukinCholot, PetroKamchatka’s 90%-owned Russian subsidiary company.

Henry Wolski, Senior Vice President, Operations

Mr. Wolski has over 25 years of oil industry operational experience with almost 20 years being in Russia and Kazakhstan. He has held senior management positions with Magma, Khanty Mansiysk Oil Corporation, PetroKazakhstan and PanCanadian (Samotlor Services). Mr. Wolski is fluent in Russian and is also an officer of LukinCholot.

Calvin Brackman, Vice President, Corporate Planning

Mr. Brackman brings over 15 years of oil industry experience, including three years as Director of Government Relations at PetroKazakhstan Inc. in Windsor, United Kingdom. Mr. Brackman holds a Masters Degree in Economics.

Cease Trade Orders or Bankruptcies

Other than as described below, no director, executive officer or principal shareholder of the Company is, or within 10 years before the date hereof has been, a director or executive officer of any issuer that (i) was subject to a cease trade or other similar order or an order that denied the issuer access to any exemption under applicable securities

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legislation, in each case for a period of more than 30 consecutive days, that was issued while that individual was acting in that capacity or that was issued after that individual ceased to be a director or executive officer and which resulted from an event that occurred while that individual was acting in that capacity, or (ii) while that individual was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Stevens was a trustee of Serval Integrated Energy Services (“SIES”) and a director of Serval Corporation (“SC”) until his resignation in the fall of 1999. In the Fall of 1999 and thereafter, certain Canadian securities regulators issued cease trade orders relating to trust units of SIES for failure to file financial statements and management’s discussion and analysis. SIES was a trust which owned 100% of the shares and notes payable of SC. SC’s wholly-owned subsidiary, Serval Integrated Energy Services Inc., became a bankrupt entity. This impacted the business of SC, which was successfully restructured thereafter under the Companies’ Creditors Arrangement Act (Canada). Mr. Stevens assisted the restructuring in a consulting capacity.

Mr. Morley-Kirk was a non-executive director of Fairground Gaming plc (“Fairground”) an AIM listed company. In December 2006, Fairground sold its main operating companies and, subsequent thereto, distributed the sale proceeds to its shareholders through a voluntary liquidation process, which process was conducted in compliance with AIM policies and the laws of the Isle of Man. No creditor lost any money in connection with this process.

Penalties or Sanctions

No director, executive officer or principal shareholder of the Company (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director, executive officer or principal shareholder of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to his or her assets.

Conflicts of Interest

There are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or of a subsidiary of the Company other than those disclosed under “Transactions with Related Persons”.

Article 75 of the Jersey Act requires directors of a Jersey company who have, either directly or indirectly, an interest in a transaction entered into or proposed to be entered into by the company or by a by a subsidiary of the company which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware, to disclose the nature and extent of the director’s interest.

The disclosure must be made at the first meeting of the directors at which the transaction is considered after the director concerned becomes aware of the circumstances giving rise to his or her duty to make it or, if for any reason the director does not disclose the nature of his interest at the relevant first meeting, then as soon as practical after that meeting by notice on writing delivered to the company secretary.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The corporate governance and compensation committee of PetroHoldco (the “Corporate Governance and Compensation Committee”) is responsible for: (i) reviewing and assessing the size, composition and operation of the Board to ensure effective decision-making and make recommendations to the Board for consideration; (ii) after consulting with the Chairman of the Board and individual directors, reviewing and assessing the size, composition and committee chairs of all Board committees and making recommendations to the Board for consideration; (iii) identifying and assessing new candidates for appointment or nomination to the Board, including any nominee appropriately recommended by a shareholder, considering the performance, independence, competencies, skills, financial acumen, and ability to devote sufficient time and resources to his or her duties and the Board, as a whole, to ensure effective governance and satisfy applicable law and make recommendations to the Board for consideration; (iv) annually reviewing and recommending to the Board for consideration the individual directors proposed to be nominated for election at the next annual general meeting of shareholders of the Company; (v) annually reviewing and recommending to the Board for consideration those individual directors to be designated as independent under applicable law; and (vi) regularly reviewing and assessing the Company’s policies on tenure and terms of individual directors. The members of the Corporate Governance and Compensation Committee of PetroHoldco are Yoon Suck Nam (Chair), Teck Soon Kong and Robert McClinton. Each of Mr. Nam and Mr. Kong is independent within the meaning of NI 58-101. Mr. McClinton is not independent as he was the Chief Financial Officer of the Company until October 18, 2008.

The members of the corporate governance and compensation committee of PetroKamchatka Cyprus are Teck Soon Kong (Chair), Jonathan Morley-Kirk and Adam Landes. Each of Mr. Kong, Mr. Morley-Kirk and Mr. Landes is independent within the meaning of NI 58-101.

Compensation Philosophy and Objectives

In September and October 2009, the Corporate Governance and Compensation Committee, with the assistance of its consultant, Watson Wyatt, reviewed and revised the Company’s compensation program with the objectives of: (i) establishing compensation consistent with PetroKamchatka’s strategic business and financial objectives and competitive with publicly traded international oil and gas exploration companies; and (ii) enabling PetroKamchatka to attract, motivate, and retain key employees and executives to maximize return to Shareholders.

Elements of PetroKamchatka’s Compensation Program

Overall remuneration of each executive officer is determined having regard to individual measures such as the officer’s current responsibilities, individual performance and years of experience, as well as broader corporate financial and operational performance. Consideration is also given to PetroKamchatka’s current stage of development, competition within the industry for experienced proven management personnel, available industry compensation surveys and compensation data disclosed by peers in the junior international oil and gas sector. Ultimately, PetroKamchatka’s compensation practices are, and will continue to be, designed, revised and adjusted with performance enhancement as the primary objective.

PetroKamchatka’s compensation program currently consists of three primary components: an annual base salary, an annual incentive bonus, and grants of long-term incentives in the form of stock options granted pursuant to the New Plan.

The executive officers may participate in other group benefit plans (life, disability, health and dental insurance) that are available to all employees of PetroKamchatka.

The amount of base salary, annual incentive bonus, and share options awarded to the executive officers for the year ended May 31, 2009 are stated in the “Summary Compensation Table” in this Appendix.

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Salary and option grant numbers for PetroKamchatka’s executive officers and consultants (other than the Chief Executive Officer) and non-officer personnel are recommended by the Chief Executive Officer, reviewed by the Corporate Governance and Compensation Committee, and approved by the Board of Directors. Compensation of the Chief Executive Officer is recommended by the Corporate Governance and Compensation Committee and approved by the Board of Directors.

The Corporate Governance and Compensation Committee believes that the criteria behind PetroKamchatka’s compensation decisions are appropriate and effective to make overall compensation levels competitive to attract and retain quality employees but not excessive or out-of-step with market realities. The compensation of the Chief Executive Officer is based on the same criteria as are applied to the other executive officers of PetroKamchatka.

Why does PetroKamchatka choose to pay each element?

The purpose of base salary is to create cash compensation for executive officers that is competitive in the industry and will enable PetroKamchatka to attract, motivate, and retain capable executives. PetroKamchatka chooses to pay annual incentive bonuses because it believes that the satisfaction of the goals of its annual incentive plan, which satisfaction triggers the right to and determines the amount of the bonuses, furthers the interests of Shareholders. The purpose of PetroKamchatka’s long-term incentives is to align the executive officers’ compensation with their contribution to the success of PetroKamchatka in creating shareholder value, tie their long-term economic interest directly to those of PetroKamchatka’s shareholders, and provide a retentive effect on the executive officers. Stock options also allow executive officers to have equity ownership in PetroKamchatka in addition to their direct purchases of PetroKamchatka Common Shares and to share in the appreciation in value of its shares over time.

PetroKamchatka’s general approach is to target base salaries at the median to 75% level (as determined by PetroKamchatka) of its peers in the junior international oil and natural gas sector, with annual and long-term incentives through stock option grants intended to provide exceptional performers the opportunity to realize gains above the target level when identified objectives are exceeded.

How does PetroKamchatka determine the amount (and, where applicable, the formula) for each element?

Base salary. The Chief Executive Officer reviews and recommends the salary and option grant numbers for PetroKamchatka’s executive officers and employees (other than with respect to the Chief Executive Officer), which recommendations are reviewed by the Corporate Governance and Compensation Committee and subsequently approved by the Board. Compensation of the Chief Executive Officer is reviewed by the Corporate Governance and Compensation Committee and subsequently approved by the Board of Directors.

When considering adjustments to the base salaries of the executive officers, the Corporate Governance and Compensation Committee and the Board reviewed and discussed data on salaries in the oil and gas industry for 2008 and 2009, with specific focus on salaries among PetroKamchatka’s peer group of companies. The Corporate Governance and Compensation Committee targets base salaries at the median to 75% level (as determined by the Corporate Governance and Compensation Committee) of its peers in the junior international oil and natural gas sector. The Corporate Governance and Compensation Committee engaged the services of Watson Wyatt, a reputable third party compensation specialist company, to assist in benchmarking the Company’s proposed compensation awards and practices to ensure consistency within acceptable industry practices. The peer group of international companies selected included Candax Energy Inc., Sterling Resources Ltd., Tethys Petroleum Ltd., Caspian Energy Inc., Canorio Resources Ltd., Challenger Energy Corp., Eurogas Corp., Jura Energy Corp., Geoglobal Resources Inc., CGX Energy Inc. and Norwood Resources Ltd. The Corporate Governance and Compensation Committee also reviewed with the Chief Executive Officer the responsibilities and performance of each of the executives in relation to salary recommendations for all executive officers other than himself. The Corporate Governance and Compensation Committee reviewed, in an in camera session, the performance of the Chief Executive Officer at its special meeting in October and reviewed their findings with the rest of the Board.

Annual Incentive Bonus. The annual incentive bonus is intended to provide exceptional performers the opportunity to realize gains above the base salary when identified performance objectives are exceeded. By placing emphasis on variable compensation, PetroKamchatka aims to tie a portion of the total executive compensation package to increases in PetroKamchatka’s performance and the value of the Common Shares. The Corporate

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Governance and Compensation Committee establishes the target level of performance such that achievement of the target level on any financial or operating measure represents above-average performance by management. At the time target levels are established, the outcome is intended to be substantially uncertain but achievable with a high level of performance from PetroKamchatka’s executives. Further, the Corporate Governance and Compensation Committee intends that achievement of the “outstanding” level on any financial or operating measure be very meaningful and challenging.

No bonus was provided to officers or directors of the Company for the year ended May 31, 2009. On October 1, 2009, the Board of the Company declared bonuses in the amount of $1,155,000, comprised of $278,333 in cash and 8,766,667 Common Shares at a price of $0.10 per share, to the officers, directors, employees and consultants of the Company and its subsidiaries aggregate in recognition of the achievement of certain performance measures, specifically, completion of the Company’s pre-spud operating objectives, enhancement of Joint Venture relationships and substantial completion of Settlement Agreement objectives, completion of share offering in the summer of 2009 to Shareholders to provide financing for initial drilling on the Tigil Block, achievement of Russian VAT repayments, negotiating the Bluerock Arrangement to provide a TSXV listing and the grant by FASU of the four additional exploration licences in Kamchatka and organizational enhancements in preparation of drilling operations and going public.

Long Term Incentive Awards. Effective October 14, 2009, the board of directors of PetroHoldco adopted the New Plan. See “Executive Compensation – New Stock Option Plan” in this Appendix. All future Options will be awarded by the board of directors of PetroHoldco on the recommendation of the Corporate Governance and Compensation Committee.

An aggregate of 825,000 options were granted by the Company during the year ended May 31, 2009 to attract new individuals as officers, employees and consultants of the Company. During the year ended May 31, 2009, no options were exercised. See “Executive Compensation – New Stock Option Plan” in this Appendix.

Other than options granted to attract new officers, no Options were granted to officers and directors of the Company during the year ended May 31, 2009 given the stage of the Company’s operations.

On October 1, 2009, the Board of the Company approved granting of an aggregate 15,100,000 Options to purchase Common Shares under the Company’s current stock option plan to officers, directors, employees and consultants of the Company and its subsidiaries, primarily as a result of the Company’s recognition that certain significant performance measures had been satisfied, as noted above.

Upon completion of the acquisition by PetroHoldco of PetroKamchatka Cyprus pursuant to the Offer, options to purchase Common Shares issued pursuant to the Company’s current stock option plan will be adjusted by the directors of the Company and PetroHoldco such that, upon closing of the Offer, such options will represent Options under the New Plan to purchase PetroHoldco Shares on substantially the same terms and conditions as the current options.

Other Benefits. During 2009, the Corporate Governance and Compensation Committee did not make any changes to the other perquisites that the executive officers receive. Those benefits include participation in plans available to all PetroKamchatka employees, such as life, disability, and health and dental insurance and parking re-imbursements.

Summary Compensation Table

Effective December 31, 2008, the Canadian Securities Administration adopted a new form of executive compensation disclosure (new Form 51-102F6), which requires additional information to be included in the Summary Compensation Table in respect of compensation to Named Executive Officers (as defined herein below) for the 2009 financial year. As permitted under these new rules, information with respect to financial years prior to 2009 in the below table has not been restated.

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The following table sets forth information concerning the total compensation paid or fair value of options granted at the date of the grant, during the financial year ended May 31, 2009, to each of Graeme Phipps, President and Chief Executive Officer of the Company; Robert McClinton, as Chief Financial Officer of the Company to October 17, 2008; and Allan Stevens, as Chief Financial Officers of the Company thereafter; and the most highly compensated executive officers at May 31, 2009 whose total compensation was, individually, more than CAD150,000 for the financial year ended May 31, 2009 (collectively, the “Named Executive Officers”). All amounts are in Canadian dollars unless otherwise stated.

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		All other compensation ($)(4)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans(3)
Graeme Phipps(5)	2009	400,000	–	–	–	–	14,086		414,086

Robert McClinton(5)	2009	205,500	–	–	–	–	–		205,500

Allan H. Stevens	2009	125,135	–	USD90,000	–	–	2,257		217,392

Rustem Chinakaev	2009	250,000	–	–	–	–	–		250,000

Henry Wolski	2009	USD240,000	–	–	–	–	–	USD$	240,000

Calvin Brackman	2009	191,500	–	USD30,000	–	–	3,429		224,929

Notes:

(1)	PetroKamchatka does not grant share-based awards.
(2)	The grant date fair value of the options, being $0.30 per share, in the table above was calculated using the Black-Scholes-Merton model, which is the fair value determined in accordance with Section 3870 of the Canadian Institute of Chartered Accountants Handbook. This calculation was based on an expected volatility of 69%, risk free rate of return ranging from 2.9% to 4.3% and an expected option life between 2 and 5 years. The Company chose the Black-Scholes-Merton model to determine the fair value of option as it is deemed to be a reasonable and standard model for comparative purposes. At the time of grant, the indicated value of the Common Shares was $0.50 and, accordingly, the exercise price was $0.50 per share. The indicated value of the Common Shares as at this date was less than $0.50 per share. Therefore all such options granted are “out-of-the money” options.
(3)	PetroKamchatka does not have any non-equity long-term incentive plans.
(4)	PetroKamchatka does not have any defined benefit or defined contribution plans or any plans that provide for the payment of pension plan benefits. “All other compensation’ consists of private medical insurance and parking benefits.
(5)	Mr. McClinton resigned as the Chief Financial Officer of the Company on October 17, 2008, and Mr. Stevens was appointed the Chief Financial Officer of the Company on October 17, 2008. Mr. McClinton received 81,000 Common Shares with a value of U.S$40,500 as partial payment of his consulting fees in 2009, which value is included in the salary of $205,500. See “Executive Compensation – Directors’ Compensation” in this Appendix.

The fair value of the options as set forth in the table above is the ‘grant date fair value’, as determined by the Company. The above values are calculated in accordance with the Black-Scholes-Merton model, which is a permitted methodology and which is the basis for the accounting treatment for stock based compensation of PetroKamchatka in its financial statements.

Incentive Plan Awards

The following table sets forth information regarding all option-based awards outstanding as at May 31, 2009 for each Named Executive Officer. PetroKamchatka has not granted any share-based awards to any Named Executive Officers.

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Outstanding Option-Based Awards(1)

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)

Graeme Phipps	1,000,000	0.50	Dec. 19, 2012	–
Robert McClinton	500,000	0.50	Dec. 19, 2012	–
Allan H. Stevens	300,000	0.50	Oct. 17, 2013	–
Rustem Chinakaev	50,000	CAD1.25	Nov. 14, 2010	–
Rustem Chinakaev	500,000	0.50	Dec. 19, 2012	–
Henry Wolski	250,000	0.50	Dec. 19, 2012	–
Calvin Brackman	100,000	0.50	July 11, 2013	–

Notes:

(1)	PetroKamchatka has not granted any share-based awards to any Named Executive Officers.
(2)	Calculation is based on a share price of USD0.10 per share, which is the deemed market value of the Common Shares at September 30, 2009.

The exercise price of all of the options to purchase Common Shares held by Named Executive Officers that vested during the year ended May 31, 2009 exceeded the market price of the Common Shares and, accordingly, the aggregate dollar value that would have been realized if the options had been exercise upon the vesting date is ‘nil’.

New Stock Option Plan

The PetroHoldco board of directors adopted a new stock option plan (the “New Plan”) on October 16, 2009.

General

Pursuant to the New Plan and subject to the approval by the TSXV, the Company may grant stock options to purchase PetroHoldco Shares (the “Options”) to directors, officers and bona fide employees of the Company or any of its subsidiaries and bona fide consultants retained by the Company or any of its subsidiaries, is hereby established on the terms and conditions herein set forth.

The purpose of the New Plan is to advance the interests of the Company by encouraging the directors, officers and employees of the Company and its subsidiaries and consultants retained by the Company and its subsidiaries to acquire PetroHoldco Shares, thereby: (i) increasing the proprietary interests of such persons in the Company; (ii) aligning the interests of such persons with the interests of the Company’s shareholders generally; (iii) encouraging such persons to remain associated with the Company; (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Company; and (v) attracting new employees, officers, directors and consultants.

The New Plan was prepared in accordance with TSXV’s policies on listed company share incentive arrangements.

Administration of the New Plan

The New Plan shall be administered by the Board or, if the Board delegates such responsibilities to the Corporate Governance and Compensation Committee of the Board, such committee. Under the terms of the New Plan, the Board is authorized to determine to grant options to purchase PetroHoldco Shares to the directors, officers and employees of the Company or any of its subsidiaries; determine the terms, limitations, restrictions and conditions respecting such grants; interpret the New Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the New Plan as it shall from time to time deem advisable; and make all other determinations and take all other actions in connection with the implementation and administration of the New Plan.

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The Board is authorized to issues Options to each eligible person, set the exercise price to be paid for such Shares upon the exercise of each such option, any applicable hold period, the vesting periods, all in accordance with the policies of the stock exchange(s) on which the PetroHoldco Shares are listed and applicable securities laws, provided that the exercise price on PetroHoldco Shares subject to the New Plan shall be fixed by the Board when such option is granted. If the PetroHoldco Shares are listed on a stock exchange at the time of grant, then the price fixed by the Board shall not be less than the market price of the PetroHoldco Shares on the stock exchange upon which such PetroHoldco Shares are then listed less the permissible discount permitted by the rules of any stock exchange or other regulatory body having jurisdiction.

Each Option shall, unless sooner terminated, expire on a date to be determined by the Board, which date shall be not later than five years from the date of grant. Unless otherwise determined by the Board, if any Option is scheduled to expire at a time: (i) when the optionee is subject to restrictions on trading securities of the Company under a trading “blackout” established by the Company (a “Blackout Period”), which “blackout” may be applicable either to such holder on an individual basis or as part of a larger group, such as all directors, officers, employees and consultants of the Company or (ii) within five business days after the termination of a Blackout Period, the Option will, notwithstanding the scheduled expiry date of such Option, expire as of the date that is 10 business days following the end of the applicable Blackout Period (the “Revised Expiry Date”) and shall be exercisable by the optionee at any time up to the applicable time on the Revised Expiry Date. For greater certainty, to the extent that any Revised Expiry Date expires during a subsequent Blackout Period or within five business days after the termination of a subsequent Blackout Period, such Revised Expiry Date will be extended in accordance with the forgoing provisions.

Limits on Options

Options may be granted from time to time under the New Plan up to a maximum of 10% of the number of issued and outstanding PetroHoldco Shares on the date the Option is granted provided that:

(i)	The aggregate number of PetroHoldco Shares that may be reserved for issuance to any one individual in any 12 month period pursuant to the New Plan shall not exceed 5% of the issued and outstanding PetroHoldco Shares determined at the time of the grant.

(ii)	The number of Options granted to any one Consultant in any 12 month period pursuant to the New Plan shall not exceed 2% of the issued and outstanding PetroHoldco Shares determined at the time of the grant.

(iii)	The aggregate number of Options granted to persons conducting investor relations activities in any 12 month period pursuant to the New Plan shall not exceed 2% of the issued and outstanding PetroHoldco Shares determined at the time of the grant.

(iv)	Options under the New Plan, together with all of the Company’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of PetroHoldco Shares, shall not result, at any time, in the grant to Insiders, within any 12 month period, of a number of options exceeding 10% of the issued and outstanding PetroHoldco Shares at the time of the grant.

(v)	Options under the New Plan held in aggregate by Insiders together with any other share compensation arrangements shall not result in the issuance to Insiders of a number of PetroHoldco Shares exceeding 10% of the PetroHoldco Shares then outstanding.

Termination

If a director, officer, employee or consultant ceases to be so engaged by the Company or any of its subsidiaries for any reason other than death, such director, officer, employee or consultant shall have the right to exercise any vested option held thereby not exercised prior to such termination within a period of 90 calendar days after the date of

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termination, or such shorter period as may be set out in the optionee’s option agreement, provided, however, if such director, officer, employee or consultant is terminated as a director, officer, employee or consultant of the Company or any of its subsidiaries “with cause”, all options held by such optionee shall immediately expire and terminate as at such time of termination.

If an optionee who is engaged in investor relations activities ceases to be so engaged by the Company, such optionee shall have the right to exercise any vested option not exercised prior to such termination within a period of 30 calendar days after the date of termination, or such shorter period as may be set out in the optionee’s option agreement.

If an optionee dies prior to the expiry of his options, his heirs or administrators may within one year from the date of the optionee’s death exercise any options granted to the optionee under the New Plan that had vested and were outstanding at the time of death.

Change of Control

In the event that the PetroHoldco Shares are at any time subdivided or consolidated, the number of PetroHoldco Shares reserved for option and the price payable for any PetroHoldco Shares that are then subject to option shall be adjusted accordingly.

In the event that the PetroHoldco Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of PetroHoldco Shares reserved for option and the price payable for any PetroHoldco Shares that are then subject to option may be adjusted by the Board to such extent as it deems proper in its absolute discretion.

If a bona fide offer to purchase PetroHoldco Shares (an “Offer”) is made to the optionee or to Shareholders, which Offer, if accepted in whole or in part, would result in the offeror becoming a “control person” of the Company within the meaning of the Securities Act (Alberta), the Company shall, upon receipt of notice of the Offer, take reasonable steps to notify each optionee of full particulars of the Offer, whereupon all PetroHoldco Shares subject to such option (“Option Shares”) will become vested and the Option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if: (i) the Offer is not completed within the time specified therein including any extensions thereof; or (ii) all of the Option Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then the Option Shares received upon such exercise, or in the case of clause (ii) above, the Option Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued PetroHoldco Shares and with respect to such returned Option Shares, the option shall be reinstated as if it had not been exercised and the original terms upon which such Option Shares were to become vested shall be reinstated. If any Option Shares are returned to the Company under this provision, the Company shall immediately refund to the optionee the exercise price paid to the Company for such Option Shares.

If at any time when an Option granted under the New Plan remains unexercised with respect to any unissued Option Shares, an Offer is made by an offeror, the Directors may, upon taking reasonable steps to notify each optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the New Plan, vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the New Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which PetroHoldco Shares must be tendered pursuant to the Offer.

If a Change of Control (as defined below) occurs, all Option Shares subject to each outstanding option will become vested, whereupon such option may be exercised in whole or in part by the optionee. “Change of Control” means the acquisition by any person or by any person and a joint actor, whether directly or indirectly, of voting securities of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a joint actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board.

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Amendments to the New Plan

The Board may, by resolution, terminate or amend the New Plan or the terms and conditions of any option previously granted hereunder in any respect, without the approval of the Shareholders, and without limiting the generality of the foregoing the Board may make: (i) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the New Plan; (ii) amendments providing for the termination of the New Plan; (iii) amendments necessary for the New Plan to comply with changes in applicable legislation, regulations, TSXV policies or accounting or auditing requirements; (iv) amendments to the vesting provisions of any outstanding option (including, without limitation, acceleration of vesting); (v) amendments with respect to the method or manner of exercise of any option; (vi) amendments to the termination provisions set out in the New Plan or in any option agreement; (vii) adjustments to reflect the consequences of a reorganization or restructuring transaction by the Company pursuant to which all holders of Shares are affected in an equivalent manner; and (viii) adjustments to reflect the consequences of a stock split or subdivision, stock consolidation, stock dividend or other alteration to the share capital of the Company affecting the number of issued and outstanding PetroHoldco Shares. Notwithstanding the foregoing, the Board may not, without the approval of the Shareholders and, in the case of item (ii), without “disinterested shareholder” approval (as such term is used in the TSXV Corporate Finance Manual) if required under the TSXV Corporate Finance Manual: (i) increase the number or percentage of Shares reserved for issuance pursuant to options granted under the New Plan; (ii) reduce the exercise price of an option (or, in the alternative, cancel and then reissue an option with a reduced exercise price); (iii) extend the term of an option beyond its original expiry date; or (iv) permit an optionee to transfer or assign an option other than in as specifically contemplated in the New Plan.

Options to Purchase Common Shares

The following table sets forth information with respect to the options to purchase Common Shares outstanding under the current stock option plan of the Company as at October 14, 2009, which options will continue to be Options outstanding under the New Plan of PetroHoldco upon completion of the Offer. See “Executive Compensation – New Stock Option Plan” in this Appendix for a summary of the New Plan.

(Group)	Number of Common Shares Under Option	Exercise Price ($)	Date of Grant	Expiry Date

Executive Officers(1)	50,000 1,900,000 100,000 200,000 300,000 6,275,000	CAD1.25 0.50 0.50 0.50 0.50 0.10	Nov. 14, 2005 Dec. 19, 2007 July 11, 2008 Oct. 6, 2008 Oct. 17, 2008 Oct. 1, 2009	Nov. 14. 2010 Dec. 19, 2012 July 11, 2013 Oct. 6, 2013 Oct. 17, 2013 Oct. 1, 2014

Directors(2)	1,300,000 7,300,000	0.50 0.10	Dec. 19, 2007 Oct. 1, 2009	Dec. 19, 2012 Oct. 1, 2014

Employees(3)	100,000 870,000 50,000 50,000 850,000	CAD1.25 0.50 0.50 0.50 0.10	Nov. 14, 2005 Dec. 19, 2007 Mar. 27, 2008 July 11, 2008 Oct. 1, 2009	Nov. 14, 2010 Dec. 19, 2012 Mar. 27, 2013 July 11, 2013 Oct. 1, 2014

Consultants(4)	50,000 930,000 150,000 50,000 125,000 675,000	CAD1.25 0.50 0.50 0.50 0.50 0.10	Nov. 14, 2005 Dec. 19, 2007 Mar. 27, 2008 July 11, 2008 Oct. 24, 2008 Oct. 1, 2009	Nov. 14, 2010 Dec. 19, 2012 Mar. 27, 2013 July 11. 2013 Oct. 24, 2013 Oct. 1, 2014

Notes:

(1)	Includes all executive officers of the Company as a group, of which there are seven.
(2)	Includes all directors of the Company who are not also executive officers, of which there are five.
(3)	Includes all other employees of the Company.
(4)	The Company currently employs eleven consultants.

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Pension Plan Benefits

PetroKamchatka has not adopted any retirement plan, pension plan or deferred compensation plan.

Termination and Change of Control Benefits

Except as disclosed below, the Company has no employment contracts with any named executive officers of the Company or any subsidiaries of the Company.

PetroHoldco and PetroKamchatka Cyprus intend to enter into an employment agreement with Mr. Graeme Phipps to govern the terms of his employment as President and Chief Executive Officer of each of PetroHoldco and PetroKamchatka Cyprus. In the event that Mr. Phipps’ employment is terminated without cause, he is entitled to receive the following compensation from PetroHoldco and PetroKamchatka Cyprus: (i) a lump sum payment equal to 24 times his monthly base salary; (ii) a lump sum payment equal to 24 times the value of his monthly benefits; and (iii) accelerated vesting of all unvested stock options. Payment of the foregoing amounts is subject to the execution of a release in favour of each of PetroHoldco and PetroKamchatka Cyprus and their affiliates and the withholding by PetroHoldco and PetroKamchatka Cyprus of any amounts required to be withheld in accordance with applicable law. It is also a provision of Mr. Phipps’ employment contract that, upon a change of control of PetroHoldco or upon the occurrence of a constructive dismissal from PetroHoldco and PetroKamchatka Cyprus, Mr. Phipps may elect to terminate his employment with PetroHoldco and PetroKamchatka Cyprus and upon such termination he shall be entitled to receive the following compensation from such companies: (i) a lump sum payment equal to 24 times his monthly base salary; (ii) a lump sum payment equal to 24 times the value of his monthly benefits; and (iii) accelerated vesting of all unvested stock options. Payment of the foregoing amounts is subject to receipt of notice of, and reasoning underlying, the termination the execution of a release in favour of PetroHoldco and PetroKamchatka Cyprus and their affiliates, resignation from any position held with such affiliates and the withholding by PetroHoldco and PetroKamchatka Cyprus of any amounts required to be withheld in accordance with applicable law. Changes of control are generally defined in Mr. Phipps’ employment agreement as liquidation of PetroHoldco or other events that would cause a change in the effective control of PetroHoldco, its assets or the Board. Mr. Phipps has waived the obligation to make any payments that would otherwise be payable in connection with the Reorganization.

Mr. Allan H. Stevens provides Chief Financial Officer services pursuant to an employment agreement with PetroKamchatka Services. In the event that Mr. Stevens’ employment is terminated without cause, he is entitled to receive the following compensation from PetroKamchatka Services: (i) a lump sum payment equal to three times his monthly base salary, and (ii) accelerated vesting of all unvested stock options. Payment of the foregoing amounts is subject to the execution of a release in favour of PetroKamchatka Services and its affiliates and the withholding by PetroKamchatka Services of any amounts required to be withheld in accordance with applicable law.

Mr. Brian Skinner provides Senior Vice President, Exploration services pursuant to an employment agreement with PetroKamchatka Services. In the event that Mr. Skinner’s employment is terminated without cause, he is entitled to receive the following compensation from PetroKamchatka Services: (i) a lump sum payment equal to three times his monthly base salary, and (ii) accelerated vesting of all unvested stock options. Payment of the foregoing amounts is subject to the execution of a release in favour of PetroKamchatka Services and its affiliates and the withholding of any amounts required to be withheld in accordance with applicable law.

Mr. Rustem Chinakaev provides Senior Vice-President of Russian Operations services pursuant to a consulting agreement with PetroKamchatka Cyprus. In the event that Mr. Chinakaev’s consulting agreement is terminated, subjected to certain provisions, he is entitled to receive the following compensation from PetroKamchatka Cyprus: (i) a lump sum payment equal to three times his monthly base compensation, and (ii) accelerated vesting of all unvested stock options. Payment of the foregoing amounts is subject to the execution of a release in favour of PetroKamchatka Cyprus and its affiliates and the withholding of any amounts required to be withheld in accordance with applicable law.

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Mr. Henry Wolski provides Vice President, Production Operations services pursuant to a consulting agreement with PetroKamchatka Cyprus. In the event that Mr. Wolski’s consulting agreement is terminated, subjected to certain provisions, he is entitled to receive the following compensation from PetroKamchatka Cyprus: (i) a lump sum payment equal to three times his monthly base compensation, and (ii) accelerated vesting of all unvested stock options. Payment of the foregoing amounts is subject to the execution of a release in favour of PetroKamchatka Cyprus and its affiliates and the withholding of any amounts required to be withheld in accordance with applicable law.

Mr. Calvin Brackman provides Vice President, Corporate Planning services pursuant to a consulting agreement with PetroKamchatka Services. In the event that Mr. Brackman’s consulting agreement is terminated, subjected to certain provisions, he is entitled to receive the following compensation from PetroKamchatka Services: (i) a lump sum payment equal to three times his monthly base compensation, and (ii) accelerated vesting of all unvested stock options. Payment of the foregoing amounts is subject to the execution of a release in favour of PetroKamchatka Services and its affiliates and the withholding of any amounts required to be withheld in accordance with applicable law.

Other than as described above, neither PetroHoldco nor the Company has no compensatory plan, contract or arrangement where a director or named executive officer is entitled to receive any compensation in the event of resignation, retirement or other termination, a change of control of PetroHoldco or the Company or their subsidiaries or a change in responsibilities following a change in control.

Directors’ Compensation

The following table sets forth the compensation paid in USD to directors of the Company in the year ended May 31, 2009.

Director Compensation Table

Name and principal position	Fees earned(1) ($)	Share- based awards(2) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value(3) ($)	All other compensation ($)
Yoon Suck Nam	75,000	–	–	–	–	–
Jonathan Morley-Kirk	60,000	–	–	–	–	–
Adam Landes	35,000	–	–	–	–	–
Teck Soon Kong	35,000	–	–	–	–	–
Robert McClinton	–	–	–	–	–	–
Graeme Phipps	–	–	–	–	–	–
Henry Lee(4)	25,000	–	–	–	–	–
Marcus Edward-Jones(4)	25,000	–	–	–	–	–

Notes:

(1)	Although the Company does not grant any share-based awards, the Company paid a portion of the directors’ fees payable by the Company in the 2009 financial year to directors through the issuance of an aggregate 148,750 Common Shares with a deemed value of $74,375. This information is included under “Fees earned” in this table.
(2)	The Company does not grant share-based awards.
(3)	The Company does not have any defined benefit or defined contribution plans or any plans that provide for the payment of pension plan benefits.
(4)	Mr. Lee and Mr. Edward-Jones did not stand for re-election as directors at the November 28, 2008 Shareholders meeting and, accordingly, their terms as directors of the Company expired on November 28, 2009. Mr. McClinton, Mr. Kong and Mr. Landes were added to the slate of directors voted in by Shareholders at the November 28, 2008 Shareholders meeting, joining Mr. Nam, Mr. Morley-Kirk and Mr. Phipps on the Board of Directors of PetroKamchatka Cyprus.

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Equity Compensation Plan Information

The following table sets forth, as at May 31, 2009, the current stock option plan of PetroKamchatka under which Common Shares are authorized for issuance:

Plan Category(1)	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation plans approved by security holders
Stock option plan	200,000 6,025,000	CAD1.25 USD0.50	9,586,962

Note:

(1)	The only compensation under which equity securities are authorized for issuance is the current stock option plan of the Company. Upon completion of the acquisition by PetroHoldco of PetroKamchatka Cyprus pursuant to the Offer, options to purchase Common Shares issued pursuant to the Company’s current stock option plan will be adjusted by the directors of the Company and PetroHoldco such that, upon closing of the Offer, such options will represent Options under the New Plan to purchase PetroHoldco Shares on substantially the same terms and conditions as the current options. See “Executive Compensation – New Stock Option Plan” in this Appendix.

Indemnification of Directors and Officers

Article 77(1) of the Jersey Act prohibits an indemnity being provided by the company to any of its directors. The relevant extract from the Jersey Act reads as follows:

“Subject to paragraphs (2) and (3), any provision whether contained in the articles of, or in a contract with, a company or otherwise, whereby the company or any of its subsidiaries or any other person, for some benefit conferred or detriment suffered directly or indirectly by the company, agrees to exempt any person from, or indemnify him against, any liability which by law would otherwise attach to him by reason of the fact that he is or was an officer of the company shall be void.”

However, an indemnity is allowed in certain circumstances, as follows:

“Paragraph (1) does not apply to a provision for exempting a person from or indemnifying him against:

(a)	any liabilities incurred in defending any proceedings (whether civil or criminal):

(i)	in which judgment is given in his favour or he is acquitted; or

(ii)	which are discontinued otherwise than for some benefit conferred by him or on his behalf or some detriment suffered by him; or

(iii)	which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), he was substantially successful on the merits in his resistance to the proceedings;

(b)	any liability incurred otherwise than to the company if he acted in good faith with a view to the best interests of the company; or

(c)	any liability incurred in connection with an application made under Article 212 in which relief is granted to him by the court; or

(d)	any liability against which the company normally maintains insurance for persons other than directors.”

Directors’ and Officers’ Liability Insurance and Indemnification

The Company carries a directors’ and officers’ liability insurance policy that covers corporate indemnification of directors and officers and individual directors and officers in certain circumstances. The policy has a $10 million

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coverage limit and corporate indemnification deductibles apply. In addition, the Company has entered into indemnification agreements with each of its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the Shareholders. The Board of Directors views effective corporate governance as an essential element for the ongoing well-being of PetroKamchatka and its shareholders. With that in mind, the Board of Directors reviews PetroKamchatka’s corporate governance practices on an ongoing basis to ensure that they provide for effective stewardship of PetroKamchatka.

The following disclosure of PetroKamchatka’s corporate governance practices is presented pursuant to the requirements of NI 58-101. For the purpose of this section, all references to “PetroKamchatka” and the “Company” refer to “PetroHoldco”.

In establishing its corporate governance practices, the Board has been guided by Canadian securities legislation and the TSXV guidelines for effective corporate governance, including NP 58-201 and other regulatory requirements such as National Instrument 52-110 – Audit Committees (“NI 52-110”). The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its shareholders, but that it also promotes effective decision making at the Board level.

Mandate of the Board

The Board’s primary responsibility is to foster the long-term success of the Company as consistent with the Board’s fiduciary responsibility to the shareholders to maximize shareholder value. The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include selecting senior management, reviewing compensation, establishing standards of business conduct and ethical behaviour, evaluating senior management performance, succession planning, overseeing strategic management and planning, overseeing risk management, affirming a control environment, overseeing capital management and overseeing the independent inspection/audit group.

The Board strives to ensure that actions taken by the Company correspond closely with the objectives of its shareholders. The Board will meet at least once annually to review in depth the Company’s strategic plan and it reviews the Company’s resources which are required to carry out the Company’s growth strategy and to achieve its objectives.

Composition of the Board

The Board currently consists of six directors. Of these, four are independent directors as defined under NP 58-201 and, accordingly, the majority of the directors on the Board is independent. Under NP 58-201, a director is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Company, including any individual who is, or has recently been, an employee or executive officer of the Company, and an individual whose immediate family member is, or has recently been, an executive officer of the Company. Under this definition, the Board has determined that the four independent directors, for the purpose of NP 58-201, are Yoon Suck Nam, Jonathan Morley-Kirk, Adam Landes and Teck Soon Kong.

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For the purpose of NP 58-201, Graeme Phipps and Robert McClinton are not considered independent directors. Graeme Phipps, President and Chief Executive Officer, is not considered an independent director because he is an executive officer of the Company. Robert McClinton is not considered an independent director because he was the Chief Financial Officer of the Company until his resignation on October 17, 2008.

The size of the Company is such that all of its operations are conducted by a small management team. The Board considers that management is effectively supervised by the independent directors, including the Chairman of the Board, on an informal basis because the independent directors have regular and full access to management. The independent directors are also able to meet at any time they consider necessary without any members of management, including the non-independent directors, being present.

Other Directorships

Mr. Phipps is also a director of the following public international oil and gas companies: Sterling Resources Ltd. (TSXV), Primeline Energy Holdings Ltd. (TSXV) and Norwood Resources Ltd. (TSXV).

Mr. McClinton is also a director of CriticalControl Solutions Inc. (TSX) and CE Franklin Ltd. (TSX and NASDAQ).

Mr. Kong is also a director of Sterling Resources Ltd. (TSXV) and Sunkar Resources Plc (AIM).

Orientation and Continuing Education

The Board has not developed a formal orientation and training program for newly appointed directors. However, all directors are provided with a Director’s Handbook, which includes material regarding the Company’s Articles and Memorandum, operating contracts, organization, administration and corporate governance (including the Board and committee mandates), in addition to the legal obligations and liabilities of directors, the expectations of directors, the expectations of directors, and the Code of Business Conduct and Ethics. New directors are also informed of important Company business activities, strategies and initiatives as appropriate by the Chief Executive Officer and other directors and executive officers of the Company.

Ethical Business Conduct

The Board endorses management’s initiatives to operate with sound integrity and ethical values and promotes this conduct at Board meetings. A whistleblower program is in place for employees to report violations of ethical conduct. To date, no issues have been reported through the Company’s whistleblower program.

The Board has adopted a Code of Business Conduct and Ethics and also encourages and promotes a culture of ethical business conduct by expecting each other, all officers and management to act in a manner that exemplifies ethical business conduct and consistent with the Code of Business Conduct and Ethics. This expectation sets the tone for all employees of the Company. The Company makes every effort to ensure that prospective directors, employees and consultants are of good character.

In addition, the Company intends to resolve all conflicts of interest in accordance with the provisions of the Jersey Act in order to ensure directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest. Refer to “Directors and Officers – Conflict of Interest” in this Appendix for information regarding the application of Jersey law to director’s conflicts.

Copies of the Code of Business Conduct and Ethical Conduct are available from the Corporate Secretary.

Nomination of Directors

The Board shall be responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of members based on the recommendations of the Corporate Governance and Compensation Committee. The Corporate Governance Committee is responsible for developing

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and reviewing the Company’s management succession and development plans; reviewing and assessing the size, composition and operation of the Board and committees of the Board to ensure effective decision-making; and identifying and assessing new candidates for nomination to the Board.

The Board regularly considers its size when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

At the November 28, 2008 meeting of Shareholders, the Shareholders voted in a new slate of directors that included three new directors. These additional new directors, Mr. Robert McClinton, Mr. Teck Soon Kong and Mr. Adam Landes, complemented and added to the broad business and industry experience base thereby strengthening the Board as a whole.

The duties of the Corporate Governance and Compensation Committee include: (i) reviewing and assessing the size, composition and operation of the Board to ensure effective decision-making and make recommendations to the Board for consideration; (ii) after consulting with the Chairman of the Board and individual directors, reviewing and assessing the size, composition and committee chairs of all Board committees and making recommendations to the Board for consideration; (iii) identifying and assessing new candidates for appointment or nomination to the Board, including any nominee appropriately recommended by a shareholder, considering the performance, independence, competencies, skills, financial acumen, and ability to devote sufficient time and resources to his or her duties and the Board, as a whole, to ensure effective governance and satisfy applicable law and make recommendations to the Board for consideration; (iv) annually reviewing and recommending to the Board for consideration the individual directors proposed to be nominated for election at the next annual general meeting of shareholders of the Company; (v) annually reviewing and recommending to the Board for consideration those individual directors to be designated as independent under applicable law; and (vi) regularly reviewing and assessing the Company’s policies on tenure and terms of individual directors. In addition, the Chairman of the Board and committee chairs may recommend any changes to the Board for consideration.

Remuneration of Directors

For information regarding the process by which the Board determines the compensation for the Company’s directors and officers, see “Executive Compensation – Compensation Discussion and Analysis” in this Appendix. The Corporate Governance and Compensation Committee is responsible for, among other things, (i) regularly reviewing all incentive compensation plans and equity-based plans and making recommendations to the Board for consideration; (ii) reviewing management’s proposals for grants of equity-based incentives and make recommendations to the Board for consideration; (iii) as required under applicable law, reviewing employee benefit plans and reports, and making recommendations to the Board for consideration; and (iv) reviewing the compensation policies of the Company and make recommendations to the Board to improve the Company’s ability to recruit, retain and motivate employees.

Assessments

The Board does not believe that formal assessments would be useful at this stage of the Company’s development. The Board conducts informal annual assessments of its effectiveness, the individual directors and each of its committees. The Chairman of the Board is charged with ensuring that the Board carries out its responsibilities and that these responsibilities are clearly understood by all of its members. The Chairman also ensures that the Board can function independent of management that the necessary resources and procedures are available or in place to support its responsibilities and that the appropriate functions are delegated to the relevant committees. The Corporate Governance and Compensation Committee is responsible for overseeing and setting the Board agenda, the quality of information sent to directors and the in camera sessions held without management. The Chairman is also responsible for ensuring a process is in place for an annual performance review of the Chief Executive Officer, which is conducted by the Board, and for senior management succession planning matters.

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Committees of the Board of Directors

Effective October 14, 2009, the board of PetroHoldco has established three board committees: the Audit Committee, the Corporate Governance and Compensation Committee and the Reserves Committee. The information below summarizes the functions of each of the committees in accordance with their charters.

Audit Committee

The Audit Committee has been structured to comply with the requirements of NI 52-110 as it relates to TSXV listed issuers. The Board has determined that the Audit Committee members have the appropriate level of financial understanding and industry specific knowledge to be able to perform the duties of the position and in particular are financially literate as defined in NI 52-110.

Pursuant to its mandate, the primary purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities for the Company’s financial reporting process, including: (i) the integrity of annual and quarterly financial statements any other financial information relating to the Company to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; and (v) performance of the audit process and of the independent auditor.

The Audit Committee will meet at least once per financial quarter to fulfil its mandate. The Audit Committee is comprised of Jonathan Morley-Kirk, Adam Landes and Robert McClinton. Each member of the Audit Committee is financially literate. Mr. Morley-Kirk is independent in accordance with NI 52-110. Mr. McClinton is not independent as he was the Chief Financial Officer of the Company until October 17, 2008. Although independent for the purpose of NP 58-201, Mr. Landes is not independent for the purpose of NI 52-110, as he has a consulting relationship with the Company. The text of the Audit Committee’s charter is provided in Schedule “A” to this Appendix. See “Directors and Officers – Biographies” in this Appendix for the relevant education and experience of each of the Audit Committee members.

Auditor

The auditor of the Company is KPMG LLP, Chartered Accountants, of Calgary, Alberta, Canada. KPMG LLP was first appointed as the Company’s auditor on May 31, 2000.

Fees Charged by External Auditor

KPMG LLP, Chartered Accountants have served as the Company’s auditors since 2000. The following table sets forth the Audit Fees, Audited – Related Fees, Tax Fees and All Other Fees billed by KPMG LLP in the financial years ended May 31, 2009 and 2008.

	2009	2008
Audit Fees(1)	$95,000	$120,000
Audit-Related Fees(2)	–	–
Tax Fees(3)	4,200	–
All Other Fees(4)	7,500	–
Total	$106,700	$120,000

Notes:

(1)	“Audit Fees” means the aggregate fees billed by the issuer’s external auditor in each of the last two fiscal years for audit fees.
(2)	“Audit-Related Fees” means the aggregate fees billed in each of the last two fiscal years for assurance and related services by the issuer’s external auditor that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under “Audit Fees” above.
(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer’s external auditor for tax compliance, tax advice, and tax planning.
(4)	“All Other Fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the issuer’s external auditor, other than the services reported under clauses Audit-Related Fees, Tax Fees and All Other Fees above.

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Corporate Governance and Compensation Committee

PetroHoldco’s Corporate Governance and Compensation Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) addressing corporate governance matters, including the effectiveness of the Board, committees of the Board, individual directors of the Board, the Chairman of the Board and chairs of Board committees; (ii) identifying qualified candidates, recommending nominees for director and providing an appropriate orientation for new directors; (iii) developing and assessing compensation and human resources policies; (iv) developing and assessing director, chief executive officer and management compensation, development and succession; and (v) reviewing incentive compensation plans and equity-based plans as well as proposed grants thereunder.

The Corporate Governance and Compensation Committee is comprised of Yoon Suck Nam (Chair), Teck Soon Kong and Robert McClinton. Each of Mr. Nam and Mr. Kong is independent within the meaning of NP 58-201. Mr. McClinton is not independent as he was the Chief Financial Officer of the Company until October 17, 2008.

Reserves Committee

Notwithstanding that the Company currently has no reserves, the Board has determined it is appropriate to form the Reserves Committee, given the nature of the Company’s oil and gas activities and its resources. The Reserves Committee of PetroHoldco has a defined mandate and is charged with assisting the Board in fulfilling its responsibilities with respect to compliance with NI 51-101.

The Reserves Committee is charged with: (i) arranging for the preparation, review by the Board and public filing with securities authorities of a Statement of Reserves Data and Other Information pursuant to Form 51-101F1 and related documents to be prepared and filed pursuant to NI 51-101; (ii) reviewing and recommending to the Board the appointment of a qualified reserves evaluator or auditor pursuant to the requirements of NI 51-101; (iii) reviewing and monitoring the safety and environmental policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws and legislation; and (iv) reviewing safety and environmental compliance issues and incidents of non-compliance to determine, on behalf of the Board, that the Company is taking all necessary action in respect of those matters and that the Company has been duly diligent in carrying out its responsibilities and activities in that regard.

The Reserves Committee is comprised of Teck Soon Kong (Chair), Jonathan Morley-Kirk and Adam Landes. Mr. Kong, Mr. Landes and Mr. Morley-Kirk are independent within the meaning of NP 58-201. The composition of the Reserves Committee complies with Part 3 of NI 51-101.

DESCRIPTION OF THE SHARE CAPITAL AND

THE ARTICLES AND MEMORANDUM OF ASSOCIATION

PetroHoldco is a public company with no par value shares under the relevant provisions of the Jersey Act. The Company has unlimited corporate capacity equivalent to general commercial objects. The Company is authorized to issue an unlimited number of PetroHoldco Shares of no par value and an unlimited number of preference shares of no par value issuable in series.

The charter documents of a company incorporated under Jersey Law consist of: (i) a “memorandum of association”, which sets forth the name of the Company, whether it is a public company or a private company, whether it is a par value company or a guarantee company, the full name and address of each subscriber which is a body corporate, and (ii) articles of association, which regulate the corporate business and affairs of PetroHoldco. The Memorandum and Articles of PetroHoldco are filed with the Jersey Register. The Memorandum and Articles of PetroHoldco were adopted on October 14, 2009.

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A summary of the provisions of the Memorandum and Articles of PetroHoldco is as follows:

Rights attaching to shares

Issue of shares

Subject to the rights of pre-emption set out below, the Directors may approve the allotment, grant of options over or otherwise dispose of shares to such persons, at such times and on such terms as they see appropriate. PetroHoldco may, by ordinary resolution, determine that a share be issued with certain rights and restrictions. The rights of pre-emption are as follows. When proposing to allot shares to a person, PetroHoldco must first offer them to every holder on at least the same terms. The number of shares offered will be in proportion to the number of shares held by the relevant holder to the total number of issued shares. This procedure does not apply to an allotment of shares where such shares are or will be wholly or partly paid otherwise than in cash, nor does it apply to shares allotted or issued under a share option scheme. PetroHoldco may, by special resolution (i.e., a majority of two-thirds of voting shareholders), give the Directors the power to disapply this procedure.

Voting rights

On a poll, PetroHoldco Shares carry one vote each and preference shares (if issued) would also carry one vote each. On a show of hands, each holder of PetroHoldco Shares has (and each holder of preference shares would have) one vote.

Restrictions on voting

In the case of joint holders, the person whose name appears first in the register of members will hold the vote attached to the relevant share.

Dividends

PetroHoldco may, by ordinary resolution, declare dividends in accordance with the respective rights of the shareholders but no dividend can exceed the amount recommended by the Directors. Holders of PetroHoldco Shares are entitled to dividends pro rata according to the number of shares held. This is subject to any priority of payment of dividends as determined by the Articles, the class rights of other classes of shares or by special resolution. Interim dividends may be paid if it appears to the Directors that they are justified by the level of PetroHoldco’s distributable reserves.

Variation of rights

Where the capital of PetroHoldco is divided into different classes of shares, rights attached to any class of shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated. This can be done with the consent in writing of the holders of a majority of the issued shares of the relevant class or by an ordinary resolution passed at a separate meeting of the holders of the issued shares of that class.

Alteration of capital

PetroHoldco may by special resolution: (i) increase its share capital by creating new shares of such amount and in such currency or currencies as it thinks expedient; (ii) consolidate and divide all or any of its shares (whether issued or not) into shares of a larger amount than its existing shares; (iii) convert all or any of its shares into stock, and re-convert that stock into shares of any denomination; (iv) sub-divide its shares, or any of them, into shares of smaller amounts than is fixed by the Memorandum; and (v) cancel shares which, at the date of the passing of the resolution to cancel them, have not been taken or agreed to be taken by a person, and diminish the amount of PetroHoldco’s share capital by the amount of the shares so cancelled.

Purchase of own shares and reduction of capital

Subject to the confirmation by the court as required by the Jersey Act and to the rights attaching to existing shares, PetroHoldco may by special resolution reduce its share capital or any capital redemption reserve or any share

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premium account in any way. PetroHoldco may also purchase, or agree to purchase in the future, any shares of any class (including redeemable shares) in its own capital in any way, provided it is authorised to do so by special resolution.

Winding-up

If PetroHoldco is wound up, PetroHoldco may, by a special resolution and subject to any other sanction required by the Jersey Act or a court, divide the whole or any part of the assets of PetroHoldco among the holders of PetroHoldco Shares in specie provided that no holder will be compelled to accept any assets upon which there is a liability.

Transfer of shares

The instrument of transfer of a share must be in writing and may be in any usual form or in any other form which the Directors may approve and must be executed by or on behalf of the transferor. Uncertificated shares may be transferred in accordance with the Companies (Uncertificated Securities) (Jersey) Order 1999.

Directors

Number of Directors

Unless PetroHoldco decides otherwise by ordinary resolution, there is no maximum number of directors but the minimum is three.

Appointment of Directors

PetroHoldco may appoint Directors by ordinary resolution. The Board may appoint a director but such director may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting.

Term of Directors

Directors will hold office as directors for a term not later than the close of the next annual general meeting following the election or appointment of such director, or until his successor is elected or appointed.

Permitted interests of Directors

Subject to the Jersey Act and Applicable Canadian Securities Laws, and provided he has disclosed to the board of directors the nature and extent of any direct or indirect interest, a director notwithstanding his office: (i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or any of its subsidiary undertakings or in which PetroHoldco or any of its subsidiary undertakings is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise; (ii) may hold another office or place of profit with PetroHoldco or any of its subsidiary undertakings (except that of auditor or auditor of a subsidiary of PetroHoldco or any of its subsidiary undertakings) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to PetroHoldco or any of its subsidiary undertakings, and in that case on such terms as to remuneration and otherwise as the board of directors may decide either in addition to or instead of other remuneration provided for by the Articles; (iii) may be a director or other Officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by PetroHoldco or any of its subsidiary undertakings or in which PetroHoldco or any of its subsidiary undertakings is otherwise interested or as regards which PetroHoldco or any of its subsidiary undertakings has a power of appointment; and (iv) is not liable to account to PetroHoldco or any of its subsidiary undertakings for a profit, remuneration or other benefit realised by such contract, arrangement, transaction, proposal, office or employment and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

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Remuneration of Directors

Unless otherwise decided by ordinary resolution, the directors will be paid such amount of aggregate fees as the Board decides.

Directors’ interests in shares

Directors are required to notify PetroHoldco on the same day if they acquire Common Shares in PetroHoldco or, if they already hold PetroHoldco Shares, of any change in their shareholding. When a Director is appointed, he must notify PetroHoldco of any PetroHoldco Shares he holds. All notifications are to be made on either the day the acquisition or disposal takes place or the date of appointment as applicable. PetroHoldco is to keep a register of the director’s shareholdings at its registered office which is open to inspection by the members. Directors are, pursuant to these provisions, also required to disclose shares held by, inter alia, (i) companies in which they hold 33 percent or more of the voting rights or otherwise control or direct; (ii) husbands, wives, civil partners, infant sons and daughters (including step-children); and (iii) trusts in which they, or any of these persons, are related. These provisions also apply to shadow Directors.

Directors’ powers

The Board may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit.

Borrowing powers

The Board may exercise all the powers of PetroHoldco to borrow money, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of PetroHoldco or of any third party. The Board is required to restrict the borrowings of PetroHoldco and exercise all voting and other rights or powers of control exercisable by PetroHoldco in relation to its subsidiary undertakings so as to secure that the aggregate principal amount outstanding at any time in respect of all borrowings by PetroHoldco (exclusive of any intra-group borrowings) after deduction of the amount of cash deposited will not, without the previous sanction of an ordinary resolution of PetroHoldco exceed an amount equal to five times the adjusted capital and reserves.

Meetings of Shareholders

Annual general meetings are to be held once every year in accordance with Applicable Canadian Securities Laws. They can be convened by the Board at such time and place as it thinks fit provided that there must not be a gap of more than 15 months between one annual general meeting and the next.

Extraordinary general meetings, being meetings other than annual general meetings, may be convened whenever the Board thinks fit. Subject to Applicable Canadian Securities Laws, annual general meetings and any extraordinary general meeting at which a special resolution is to be proposed or at which some other resolution of which special notice under the Jersey Act has been given to the Company require not less than 21 clear days’ notice. All other extraordinary general meetings require not less than 14 clear days’ notice. The notice must be given to all holders and to all persons recognised by the Directors as having become entitled to a share following the death, bankruptcy or incapacity of a holder. Subject to Applicable Canadian Securities Laws, shorter notice is possible, in the case of an annual general meeting, by the agreement of all the members entitled to attend and vote at the meeting and, in the case of an extraordinary general meeting, by a majority of members holding not less than 95% of the total voting rights. The notice must specify that a member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member. Where more than one proxy is validly appointed for the same share for use at the same meeting, the last valid one is treated as revoking or replacing any previous ones. An instrument appointing a proxy is to be in writing in any usual form, or as approved by the Directors, and must be executed by or on behalf of the appointor. The Board may accept the appointment of a proxy received in an electronic communication on such terms and subject to such conditions as it considers fit, subject to the Jersey Act and the Electronic Communications (Jersey) Law 2000.

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The quorum of a general meeting is two persons entitled upon the business to be transacted, each being a holder present or by proxy, holding at least 5% of the shares entitled to vote at such meeting. In the case of joint holders of a share, a notice will be given to whichever of them is named first in the register of shareholders in respect of the joint holding and notice given in this way is sufficient notice to all joint holders.

Untraced shareholders

In the event a shareholder is deemed to be untraceable, the Company may sell the shares of that shareholder at the best price reasonably obtainable. This power of sale is subject to certain conditions before it is triggered. The principal conditions are three cash dividends must have become payable in respect of the untraced shares during a period of not less than 12 years and the holder must not have presented any cheque, warrant or money order payable by the Company throughout the 12-year period. The Company must then advertise its intention to exercise the power of sale in the relevant press. After publication of the advertisement, the holder has a further three months to communicate with the Company and therefore effectively terminate the power of sale. The Company and any one Director are given an irrevocable power of attorney by the holder to do all such acts and to agree and execute all such agreements, documents and instruments of transfer in order to effect the transfer of the shares in these circumstances. Any amounts raised by the power of sale are owed to the relevant member although the Company does not act as trustee of these monies and they do not carry interest.

Distribution of assets on a liquidation

The assets of the Company remaining after payment of its liabilities will, subject to the rights of the holders of other class of shares, be applied to the holders of PetroHoldco Shares equally pro rata to their holdings of PetroHoldco Shares.

Indemnity of officers

The Company is permitted by the Memorandum and Articles to indemnify every present or former Director or other Officer of the Company (other than an auditor) against any claims, demands, costs, charges, expenses, losses and liabilities sustained or incurred by him in the actual or purported execution of his duties or in the exercise or purported exercise of his powers or otherwise in connection with the fact he was or is such a Director or Officer of the Company so far as is permitted by applicable law and regulations. The Jersey Act disallows any agreement by the Company to exempt any person from, or indemnify any person against, any liability which by law would otherwise attach to the person by reason of the fact that the person is or has been an Officer of the Company. However, as set out at page 16 of the Offer Document, the Jersey Act allows certain exceptions to this, particularly in respect of any liability incurred otherwise than to the Company if the person acted in good faith with a view to the best interests of the Company.

CONSOLIDATED CAPITALIZATION OF THE COMPANY

The following table sets forth the consolidated capitalization of the Company as at May 31, 2009 and October 16, 2009, both before and after giving effect to the Offer by PetroHoldco to acquire all the securities of PetroKamchatka.

PetroKamchatka Cyprus

Designation	Authorized	Outstanding as at May 31, 2009		Outstanding as at October 16, 2009 after giving effect to the Recent Issuances(1)

Equity
Common shares	Unlimited	$69,731,912 (158,119,627 shares	)	$83,337,581 (420,043,053 shares	)

Warrants	Unlimited	$6,960,263 (19,266,939 warrants	)	$6,960,263 (19,266,939 warrants	)

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Designation	Authorized	Outstanding as at May 31, 2009	Outstanding as at October 16, 2009 after giving effect to the Recent Issuances(1)

Options		6,225,000 options	21,325,000 options

Note:

(1)	“Recent Issuances” refer to the share and warrant issuances by the Company since May 31, 2009 and 15,100,000 Options issued to directors, officers, employees and consultants of the Company on October 16, 2009. See “Prior Sales of Shares” in this Appendix.

PRIOR SALES OF SHARES

PetroHoldco

Since its incorporation on December 23, 2008, PetroHoldco has issued two PetroHoldco Shares at a price of $1.50 per share for gross proceeds of $3.00 in connection with the organization of PetroHoldco.

PetroKamchatka

In the twelve months prior to October 16, 2009, the Company issued the following Common Shares:

•	On February 13, 2009, the Company issued 1,750,000 Common Shares at $0.20 per share as a $350,000 partial settlement for a total $750,000 claim.

•

During the fiscal year ended May 31, 2009, the Company issued 135,581 Common Shares to directors, former directors, officers and contractors for services rendered in the amount of $67,148 at a price of $0.50 per share. In addition, the Company issued 148,750 Common Shares to non-executive directors for services during the year in the amount of $74,375 at a price of $0.50 per share.

•

At closings held on June 22, July 2, July 14 and July 15, 2009, the Company issued an aggregate 217,959,590 Common Shares at an issue price of $0.05 per share pursuant to a private placement offering to its shareholders.

•	On June 22, 2009, the Company issued 17,600,000 Common Shares to one of its vendors for settlement of aggregate outstanding invoices of approximately $880,000 at a price of $0.05 per share.

•	On August 11, 2009, the Company issued 5,200,000 Common Shares to MAGKO in exchange for MAGKO’s 5% interest in LukinCholot at a price of $0.05 per share.

•	On August 14, 2009, the Company issued 10,545,454 Common Shares at an issue price of $0.055 per share pursuant to a private placement offering to Shareholders.

•

On October 6, 2009, the Company issued 1,643,750 Common Shares to non-executive directors for services from January 1 to September 30, 2009 in the amount of $100,625 at prices of $0.05 to $0.10 per share.

•	On October 6, 2009, the Company issued 207,965 Common Shares to a contractor for services rendered in the amount of $10,398 at a price of $0.05 per share.

•

On October 6, 2009, the Company issued 8,766,667 Common Shares to directors, officers, employees and consultants as the $876,667 share portion of a $1,155,000 milestone bonus award at a price of $0.10 per share.

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•

On October 1, 2009, the Company granted a total of 15,100,000 options to directors, officers, employees and contractors at an exercise price of $0.10 per share. The options have a term of five years and vest one-third each year from the date of grant.

PRINCIPAL HOLDERS OF COMMON SHARES

The Company is authorized to issue an unlimited number of PetroHoldco Shares without par value and an unlimited number of preference shares, of which two PetroHoldco Shares are issued and outstanding as at the date hereof and nil preference shares are issued or outstanding as at the date hereof. To the knowledge of the directors and officers of the Company, after giving effect to the Offer, no person is the direct or indirect beneficial owner of or exercises control or direction over more than 10% of the PetroHoldco Shares.

ESCROWED SECURITIES

All PetroHoldco Shares (including those issued upon the exercise of Options and PetroHoldco Warrants) held by certain securityholders of the Company will be subject to escrow requirements pursuant to TSXV Policy 5.4 – Escrow, Vendor Consideration and Resale Restrictions. TSXV Policy 5.4 requires that all securities held by a “principal” of an issuer be held in escrow. For the purposes of the escrow requirements, the principals of the Company are Yoon Suck Nam, Graeme Phipps, Jonathan Morley-Kirk, Adam Landes, Teck Soon Kong, Robert McClinton, Allan H. Stevens, Brian A. Skinner, Rustem Chinakaev, Henry Wolski and Calvin Brackman, being the directors and senior officers of the Company.

Escrow restricts the ability of principals to deal with their escrow securities while they are in escrow. Subject to certain exemptions, a principal cannot sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with such holder’s escrow securities or the related share certificates or other evidence of the escrow securities. A private company, controlled by one or more principals of the Company, that holds escrow securities of the Company, may not participate in a transaction that results in a change of its control or a change in the economic exposure of the principals to the risks of holding escrow securities.

If the TSXV lists the PetroHoldco Shares, pursuant to the terms of the escrow, the Company, as a TSXV Tier 2 issuer, will have its securities released from escrow over a 36 month period as follows: (i) 10% immediately following the date of listing; (ii) 15% 6 months following listing; (iii) 15% 12 months following listing; (iv) 15% 18 months following listing; (v) 15% 24 months following listing; (vi) 15% 30 months following listing; and (vii) 15% 36 months following listing.

If the Company becomes a TSXV Tier 1 issuer subsequent to listing the PetroHoldco Shares on the TSXV, the release of the escrowed securities will be accelerated. An accelerated escrow release will not commence until the Company has made application to the TSXV for listing as a TSXV Tier 1 issuer and the TSXV has issued a bulletin that announces the acceptance for listing of the Company on Tier 1 of the TSXV.

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The following table sets forth details of the securities that are subject to the Escrow Agreement:

Name and Residence of Principal	Number of Securities held in Escrow	Percentage of Class
Yoon Suck Nam Singapore	24,208,655 shares 2,500,000 options	5.76% 11.72%

Graeme Phipps St. Helier, Jersey	6,950,000 shares 4,300,000 options	1.65% 20.16%

Jonathan Morley-Kirk St. Saviour, Jersey	1,995,000 shares 250,000 warrants 1,550,000 options	0.47% 1.29% 7.26%

Adam Landes Sencelles, Spain	5,416,273 shares 510,400 warrants 1,100,000 options	1.28% 2.64% 5.15%

Teck Soon Kong Kent, U.K.	380,000 shares 1,350,000 options	0.001% 6.33%

Robert McClinton Calgary, Alberta, Canada	1,376,500 shares 2,000,000 options	0.32% 9.37%

Allan H. Stevens Calgary, Alberta, Canada	666,667 shares 1,150,000 options	0.15% 5.39%

Brian A. Skinner Calgary, Alberta, Canada	766,667 shares 550,000 options	0.18% 2.57%

Rustem Chinakaev Moscow, Russia	2,333,333 shares 1,400,000 options	0.55% 6.56%

Henry Wolski Moscow, Russia	666,667 shares 775,000 options	0.15% 3.63%

Calvin Brackman Calgary, Alberta, Canada	1,166,667 shares 250,000 options	0.27% 1.17%

TRANSACTIONS WITH RELATED PERSONS

PetroHoldco was established by two directors of PetroKamchatka, upon the instructions of the Board, to make the Offer. Accordingly, the Offer may be characterized as a related party transaction. No valuation of the Company has been prepared. The economic interests of holders of PetroHoldco Shares, PetroHoldco Warrants and Options in PetroHoldco will be the same as the economic interest of holders of Common Shares, Options and Warrants in the Company upon completion of the Offer.

RISK FACTORS

An investment in the Company should be considered highly speculative due to the early stage of development of the Company’s Russian properties. The Company is in the exploration phase. It has no proven reserves or production or production revenues and has not drilled any wells to date. There is no assurance that any wells that may be drilled will be successful. There is no assurance that any discoveries that may occur will provide commercial quantities of oil or natural gas. The following information describes certain significant risks and uncertainties inherent in the Company’s business. Prospective investors should take these risks into account in evaluating the Company and in deciding whether to make an investment in the Company. This section does not describe all risks applicable to the Company, its industry or its business, and it is intended only as a summary of certain material risks. Prospective investors should carefully consider such risks and uncertainties together with other information contained in this Appendix. If any of such risks or uncertainties actually occurs, the Company’s business, financial condition or operating results could be harmed substantially and could differ materially from the plans and other forward-looking statements discussed under “Management’s Discussion and Analysis”, “Industry Overview”, and “Business of the Company” in this Appendix and elsewhere in this Appendix.

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Risks Associated with Oil and Natural Gas Exploration

There can be no assurance that commercial quantities of hydrocarbons will be recovered by PetroKamchatka in the future. Petroleum and natural gas exploration involves a high degree of risk. There is no assurance that expenditures made on future exploration by PetroKamchatka will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of exploration drilling programs due to many inherent uncertainties including: drilling in unknown formations; drilling in unknown conditions; the impact of changing drilling plans and locations as results from wells drilled become known or additional seismic data and interpretations thereof become available; and the risk that potential hazards may result during drilling such as unusual or unexpected formations, pressures or other conditions which may affect the costs of drilling and operating wells. The Company does not have historical costs to rely upon in making estimates of its future exploration and development expenditures.

PetroKamchatka currently has a number of identified exploration prospects and leads. Management will continue to evaluate prospects and leads on an ongoing basis in a manner consistent with industry standards and past practices. The long term commercial success of PetroKamchatka depends on its ability to find or acquire, develop and commercially produce, transport and market oil and natural gas reserves. No assurance can be given that PetroKamchatka will be able to achieve this.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells but possibly from wells that are productive but do not produce sufficient net revenues to provide a reasonable rate of return on capital invested, after drilling, operating and other costs are considered. PetroKamchatka is unable to predict whether any portion of the resources will be discovered or, if discovered, whether it will be commercially viable to produce any portion of the resources. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the risk and cost of operations and various field operating conditions may adversely affect the production from successful wells. In addition, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity or other geological and mechanical conditions may negatively impact the Company’s future success.

While close well supervision and effective maintenance can contribute to maximizing production rates, the risks of production delays or declines cannot be eliminated. These may have a negative impact on future net revenue and cash flows. In addition, commodity prices may decline in future periods. Oil and natural gas operations are subject to the many risks during the exploration, development and production of phases of the oil and natural gas properties. These risks may include but are not necessarily limited to encountering unexpected formations or pressures; premature declines of reservoirs; blow-outs; cratering; sour gas releases; fires; and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition of PetroKamchatka.

The marketability of any oil and natural gas discovered or acquired will be affected by numerous factors beyond the control of PetroKamchatka. These factors include: market fluctuations; proximity and capacity of oil and natural gas pipelines and processing equipment; and government regulations including laws or regulations dealing with royalties, allowable production quantities, importing and exporting of oil and natural gas, and environmental protection.

Financial Risks

Additional financing will be required to fund the cost of the Company’s future exploration and development activities beyond the end of calendar 2009.

PetroKamchatka does not presently have sufficient cash to pay for its planned exploration and development programs in calendar 2010 and beyond. The exploration and development of PetroKamchatka’s properties depend, therefore, on PetroKamchatka’s ability to obtain additional financing through equity financing or other means. Failure to obtain any financing necessary to fund PetroKamchatka’s future capital expenditure plans may result in a delay in development or production from PetroKamchatka’s properties. If the Company fails to raise sufficient capital to pay its share of cash calls on the Tigil and Icha Blocks, the Company could materially breach its obligations under its Shareholder Agreements and related amendments with KKPL. In the extreme, this could lead to forfeiture of its shares in CJSC Tigil Exploration and CJSC Icha Exploration.

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In the latter half of 2008 and through 2009, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values which resulted in unprecedented defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and economies. This resulted in the collapse of many major banks and government intervention in financial institutions and insurers. This created a climate of great volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions and volatile foreign exchange markets. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

More recently, many of the world’s major stock indices are beginning to show early signs of recovery. Nevertheless, as a result of the weakened global economic situation, PetroKamchatka, along with all other oil and gas entities, may have restricted access to equity or debt capital There may be increases in borrowing costs. Although PetroKamchatka’s asset base may not have changed, the lending capacity of all financial institutions has diminished and risk premiums have increased. As future capital expenditures will be financed out of funds generated from operations, borrowings and possible future equity sales, PetroKamchatka’s ability to raise capital is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and PetroKamchatka’s securities in particular.

There can be no assurance that PetroKamchatka will obtain necessary additional financing or that any joint venture partner will obtain financing under the terms of any joint venture agreement into which it enters with PetroKamchatka. The failure of PetroKamchatka to obtain additional financing on a timely basis or on terms favourable to PetroKamchatka could result in the loss or substantial dilution of PetroKamchatka’s interests (as existing or as proposed to be acquired) in its properties. The failure of any joint venture partner to obtain required financing could adversely affect PetroKamchatka’s ability to complete the exploration or development of any such joint venture project on a timely basis, if at all.

Should PetroKamchatka elect to satisfy its cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that PetroKamchatka’s efforts to raise such funding will be successful, or achieved on terms favourable to PetroKamchatka or its existing shareholders.

History of losses

The Company has incurred substantial losses in all of its fiscal years including the most recent fiscal year ended May 31, 2009. The Company’s total net loss and comprehensive loss during the year ended May 31, 2009 was approximately $7.8 million. Cash used in operating activities during the same fiscal year was approximately $4.5 million. As at May 31, 2009, the Company had a deficit of approximately $30.3 million. The Company has significant drilling and other work commitments that need to be funded if the Company is to maintain its interest in its exploration licences in Kamchatka. The Company’s ability to achieve drilling and production success will depend upon obtaining significant capital. See “Description of the Properties - Properties” in this Appendix. To become profitable, the Company must identify and establish reserves at its properties, and then either develop its properties or locate and enter into agreements with third party operators on favourable economic terms. The Company may suffer significant additional losses in the future and may never be profitable. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Company expects to incur losses unless and until such time as one or more of its properties enters into commercial production and generates sufficient net revenue to fund continuing operations.

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Limited Operating History and No Record of Earnings

The Company only recently commenced operations in Russia and has no earnings history. Accordingly, the Company has no operating history in the oil and natural gas industry in Russia (or elsewhere) and has no meaningful, historical financial information or record of performance. Any future profitability from the Company’s business will be dependent upon the successful development of the Company’s lands, and there can be no assurance that the Company will achieve profitability in the future. There are no known quantities of oil or natural gas reserves on the Company’s properties. Revenues, other than interest on unused funds, may not occur for some time, if at all. The timing and extent of these influences is variable and uncertain and accordingly the Company is unable to predict when, if at all, profitability will be achieved. An investment in the Common Shares is highly speculative and should only be made by persons who can afford a significant or total loss of their investment.

Substantial Capital Requirements

The Company’s business plan requires significant expenditure, particularly near-term capital expenditure, in its exploration and development phases, assuming there may be a development phase, which assumption is uncertain. The Company may be unable to finance its needs on acceptable terms, or at all, which may have a material adverse effect on the Company’s operations. The Company’s future growth depends on the Company’s ability to make large capital expenditures for the exploration and development of natural gas and oil properties. Future cash flows and the availability of equity or debt financing will be subject to a number of variables including, but not necessarily limited to: (i) the success of the Company’s prospects in Kamchatka, (ii) success in finding and commercially producing reserves, and (iii) prices of oil and natural gas.

Debt financing, if any, could lead to: (i) a substantial portion of operating cash flow being dedicated to the payment of principal and interest, (ii) the Company being more vulnerable to competitive pressures and economic downturns, and (iii) restrictions on the Company’s operations.

The Company might not be able to obtain necessary financing on acceptable terms, or at all. If sufficient capital resources are not available, the Company might be forced to curtail exploration and/or development drilling and other activities or may be forced to sell some or all of its assets on an untimely or unfavourable basis, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

If PetroKamchatka’s net revenues or resources decline, it may have limited ability to expend capital necessary to undertake or complete future drilling programs. There can be no assurance that equity or debt financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if equity or debt financing is available, that it will be on terms acceptable to PetroKamchatka. The inability of PetroKamchatka to access sufficient capital for its operations could have a material adverse effect on PetroKamchatka’s financial condition, results of operations or prospects.

No public market for the Company’s securities

There is no public market for the PetroHoldco Shares. The price to the public and the number of PetroHoldco Shares to be issued pursuant to the Proposed Equity Offering, being undertaken by the Lead Agents on a best reasonable efforts commercial basis, will be determined by negotiation between the Company and the agents, subject to demand and market conditions. The exchange ratio of 0.46837 of one PetroHoldco Shares for each common shares of Bluerock, as indicated in the terms of the Bluerock Arrangement, was determined by negotiation between PetroHoldco and Bluerock. The price paid for each PetroHoldco Share may bear no relation to the price at which the PetroHoldco Shares will trade in the public market subsequent to the Proposed Equity Offering. The Company cannot predict at what price the PetroHoldco Shares will trade and there can be no assurance that an active trading market in the PetroHoldco Shares will develop or be sustained.

Political and Government Risk

Beyond the risks inherent in the oil and natural gas industry, the Company is subject to additional risks resulting from doing business in Russia. Russia has been undergoing a substantial political transformation from a

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centrally-controlled command economy under communist rule to a pluralist, market-oriented democracy. A significant number of changes have been undertaken during recent years, but there can be no assurance that the political and economic reforms necessary to complete such a transformation will continue. The Russian political system is vulnerable to the population’s dissatisfaction with reforms, social and ethnical unrest and changes in governmental policies. The Company is unable to foresee all the changes possible on the political scene of the Russian Federation that might impact upon the binding provisions of law, the regulations and their interpretation or enforcement as well as the consequences of such changes upon the Company’s assets and operations.

These risks can involve matters arising out of evolving laws and policies of Russia, the imposition of special taxes or similar charges, oil export or pipeline restrictions, foreign exchange fluctuations and currency controls, the unenforceability of contractual rights or the taking of property without fair compensation, restrictions on the use of expatriates in the operations and other matters.

There can be no assurance that the licence agreements under the licences granted by FASU and others are enforceable or binding in accordance with the Company’s understanding of their terms; or that if breached, the Company would be able to find a remedy. The Company bears the risk that a change of government could occur and a new government may terminate or void the licences, laws and regulations that the Company is relying upon. Operations in Kamchatka, Russia are subject to risks due to the harsh climate, difficult topography and the potential for social, political, economic, legal and financial instability.

The Company’s current core focus for exploration is fully directed in the Kamchatka Peninsula of Russia with varying degrees of political or government risk including:

•	the risk of changes in government, policy, regulation, or fiscal terms;

•	the risk of changes in conditions under which exploration licences are awarded, including related work commitments;

•	the risks of required government approvals being delayed or withheld or cancelled;

•	risks associated with the cost or access to government-owned pipeline systems or other such infrastructure needed to transport oil and natural gas to markets;

•	risks associated with government policy that forces the Company and its partners to cede an interest in the project to government-owned or controlled oil and natural gas companies.

Changes in any government policy or regulation are beyond the Company’s control and may significantly affect the viability or profitability of its operations, or its ability to obtain future licences.

Government Regulation

The oil and natural gas industry (exploration, production, pricing, marketing and transportation) is subject to extensive controls and regulations imposed by various levels of government. See “Industry Conditions” in this Appendix. The Russian Government may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase PetroKamchatka’s costs, any of which may have a material adverse effect on PetroKamchatka’s intended business, financial condition and results of operations. PetroKamchatka’s operations require licences and permits from various governmental authorities. There can be no assurance that PetroKamchatka will be able to obtain all necessary licences and permits that may be required to carry out exploration and development on its properties. It is not expected that any of these controls or regulations will affect the operations of PetroKamchatka in a manner materially different than they would affect other oil and natural gas companies of similar size. All current legislation is a matter of public record and PetroKamchatka is unable to predict what additional legislation or amendments may be enacted.

Limitations on Foreign Investments

The Russian Law on Foreign Investments provides for control and restrictions regarding foreign investments in strategic industries of federal significance. Under the 2008 amendments to the Russian Law on Subsoil, subsoil

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plots containing recoverable oil reserves in excess of 70 million tons and gas reserves above 50 billion cubic metres (as evidenced by the Russian State Register of Reserves, as of January 1, 2006) are characterized as being of federal significance. Based on information available to the Company as at this date, the Company does not believe that any of its properties will be classified as significant based on the above criteria.

If in the process of a geological survey, a foreign investor, such as the Company, discovers oil or gas reserves that are significant (as identified above), the Russian Government may refuse to grant the foreign investor the right for exploration and production in respect of such property. If the resources were discovered in the course of a geological survey on the basis of a combined licence (for geological survey, exploration and production), the Russian Government may decide to terminate the right to use this property. The Subsoil Law provides for compensation of expenditures related to prospecting and appraisal, and repayment of a one-time payment for the grant of rights. Moreover, such entities may be entitled to a premium payable by the Russian State. The legislation does not provide for clear terms of payment of the above compensation, and it may take a long time for the subsoil user to receive those funds from the Russian Government. The Russian Government may impose additional limitations on Russian legal entities with the participation of foreign investors on their participation in tenders and auctions for the right to use such significant properties.

Dependence on KKPL

KKPL is the strategic partner of the Company in the Tigil and Icha Blocks. As such, the Company is dependent upon KKPL. Amongst other terms, the Shareholder Agreements set forth: cost sharing arrangements between the Company and KKPL; processes to develop work programs and methods of dealing with any property with a commercial discovery; and terms for an area of mutual interest covering the western portion of Kamchatka. Failure by the Company or KKPL to comply with certain cost sharing arrangements could result in the loss of the defaulting party’s interest in CJSC Tigil Exploration or CJSC Icha Exploration. On May 18, 2007, KKPL and KNOC filed for arbitration in The International Court of Arbitration against the Company alleging it failed to perform its obligations pursuant to the Shareholder Agreements. On October 5, 2007, the Company and KKPL, together with KNOC, signed the Settlement Agreement together with an amended and restated rig purchase contract, a rig loan agreement and a share pledge agreement and a Global Amending Agreement. Management considers the Company’s obligations under the Settlement Agreement have been met. The Company received a letter dated July 29, 2009 from The International Court of Arbitration confirming that KKPL and KNOC withdrew its claims under The International Court of Arbitration proceedings. The Company is requesting from KKPL a release of the shares of CJSC Tigil Exploration and CJSC Icha Exploration that are pledged to KKPL, formal recognition of its 46.25% interest in the Highkelly rig in accordance with the provisions of Settlement Agreement, and a formal termination of the Settlement Agreement.

Legal and Regulatory Risks

Risks associated with the Russian legal system include, among others: (i) the untested nature of the independence of the judiciary and its immunity from economic and political influences; (ii) inconsistencies between laws, Presidential decrees, and government and ministerial orders and resolutions; (iii) the lack of judicial or administrative guidance on interpreting applicable laws; (iv) a high degree of discretion on the part of governmental authorities; (v) the relative inexperience of judges and courts in interpreting new legal norms; (vi) substantial gaps in many areas of Russian law; (vii) the unpredictability of enforcement of foreign judgments and uneven record of enforcement of foreign arbitral awards; (viii) relatively frequent changes to existing Russian law as currently in effect; and (ix) unclear authority of regulatory agencies or relevant officers to complete certain actions.

The recent nature of much Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform, and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments, may result in ambiguities, inconsistencies and anomalies, the enactment of laws and regulations without a clear constitutional or legislative basis, and ultimately in investment risks that do not exist in more developed legal systems. All of these weaknesses could affect the Company’s ability to enforce its rights or to defend itself against claims by others.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and

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nationalisation. However, it is possible that due to the lack of experience in enforcing these provisions and the possibility of potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalisation. Expropriation or nationalisation of any substantial assets of the Company, potentially without adequate compensation, would have a material adverse effect on the Company.

Many Russian laws are structured in a way that provides for significant administrative discretion in interpretation, application and enforcement. Consequently, good relations with central and regional governmental authorities are essential to ensure that the Company is able to run its business efficiently. Reliable texts of laws and regulations at the regional and local levels may not be available, and are not usually updated or catalogued. As a result, the applicable law is sometimes difficult to ascertain and apply, even after reasonable effort. In addition, the laws are subject to different and changing interpretations and administrative applications. As a result of these factors, even the best efforts of the Company to comply with the laws may not always result in full compliance.

Russian laws often provide general statements of principles rather than a specific guide to implementation, and government officials may be delegated or exercise broad authority to determine matters of significance. Such authority may be exercised in an unpredictable way and effective appeal processes may not be available. In addition, breaches of Russian law may involve severe penalties and consequences that could be considered as disproportionate to the violation committed.

The independence of the judicial system and its immunity from economic and political influences in Russia remains largely untested. The court system is understaffed and under-funded. Judges and courts are generally inexperienced in the areas of business and corporate law. Russia is a civil law jurisdiction and judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organised in a manner that facilitates understanding. The Russian judicial system can be slow. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used to further political aims, and court decisions are not always enforced or followed by law enforcement agencies. There is no guarantee that the proposed judicial reform aimed at balancing the rights of private parties and governmental authorities in courts and reducing grounds for re-litigation of decided cases will be implemented and succeed in building a reliable and independent judicial system.

Limited Duration of Licences

The rights of Russian Companies under Geological Licences are limited in time as each licence is issued for a five-year term. The term of an exploration licence can be extended upon the licence holder’s request if necessary to finalise exploration provided that the licence holder did not violate the terms of its licence. In such case, no tender or auction is conducted. The Subsoil Law does not include detailed regulations on the procedure for extending a subsoil licence. As a matter of practice, licence holders often reach agreement with the authorities on such extension. However there is no guarantee that a licence extension will be granted.

Termination, Suspension or Revocation of Exploration (Geological), Combined and Production Licences

The licensing regime in Russia for the exploration, development and production of oil and natural gas is governed primarily by the Subsoil Law and regulations issued thereunder. Most licences provide that they may be terminated if licencees fail to comply with licence requirements; if licencees do not make timely payments of levies and taxes for the use of the subsoil, if licencees systematically fail to provide information; or if licencees fail to fulfil any capital expenditure and/or work commitments.

The Company may not be able to, or may voluntarily decide not to, comply with licence requirements for some or all of its licence areas. If it fails to fulfil the specific terms of any of its licences or if it operates in the licence areas in a manner that violates Russian law, government regulators may impose fines on the Russian Companies or suspend or terminate their licences. Any suspension or termination of one or more of the subsoil licences could have a material adverse effect on the Company’s operations and the value of its assets.

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The rights of any subsoil user may also be challenged on the basis of defects in the process of issuing its subsoil licences. Vague and inconsistent requirements of the Subsoil Law and the regulations thereunder can make it difficult to conclude that any given subsoil licence has been issued in full compliance with applicable law.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material, as well as suspension of the operations of the subsoil user. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require PetroKamchatka to incur costs to remedy such discharge. Although PetroKamchatka believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect PetroKamchatka’s financial condition, results of operations or prospects. See “Industry Conditions” in this Appendix.

Prices, Markets and Marketing

The marketability and price of oil and natural gas will be affected by numerous factors beyond PetroKamchatka’s control. The ability to market natural gas may depend upon PetroKamchatka’s ability to acquire space on pipelines that deliver natural gas to commercial markets. PetroKamchatka may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

PetroKamchatka’s revenues, profitability and future growth and the carrying value of its properties are substantially dependent on prevailing prices of oil and natural gas. PetroKamchatka’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of PetroKamchatka. These factors include economic conditions, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and natural gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on PetroKamchatka’s carrying value of its resources or future proved reserves (if any), borrowing capacity, revenues, profitability and cash flows from operations. No assurance can be given that prices for oil or natural gas will be sustained at levels that will enable PetroKamchatka to operate profitably.

Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development of exploration projects.

Third Party Risk

In the normal course of its business, PetroKamchatka enters into contractual arrangements with third parties which subject PetroKamchatka to the risk that such parties may default on their obligations. PetroKamchatka may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, suppliers and other parties. In the event such entities fail to meet their contractual obligations to PetroKamchatka, such failures could have a material adverse effect on PetroKamchatka and its future cash flow from operations.

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Dependence on Key Personnel

The success of PetroKamchatka will be largely dependent upon the quality of its management and personnel, including in particular, Graeme Phipps, the Chief Executive Officer, a director and its key Russian personnel. Loss of the services of such persons, or the inability to attract personnel of equal ability, could materially adversely affect PetroKamchatka’s business operations and prospects. PetroKamchatka has not, as yet, purchased “key man” insurance on any of its directors, officers or key employees, and has no current plans to do so.

Availability of Drilling Equipment, Access and Infrastructure

Any development of the properties will require the construction of significant infrastructure, possibly including among other things roads, pipelines, power generation facilities and a coastal terminal and offshore loading system, and also the drilling of multiple wells. The cost of completing and operating such infrastructure and drilling such wells is very uncertain, and overruns in budgeted expenditures are common risks that can make a particular project uneconomical.

Factors that can delay or prevent drilling operations, include unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, shortages or delays in the availability of drilling rigs or the delivery of equipment, the inability to hire personnel or engage other third parties for drilling and completion services, compliance with government regulations, adverse weather, delays or increased costs in developing the necessary infrastructure required to support the drilling operations, the cost of diesel to power the operations and the remote location of the assets.

The Company does not currently have contractual commitments that ensure it will have adequate supply of equipment or crews to achieve possible future development plans. In particular, the ability to implement any development plans is dependent upon the ability to recruit and train an appropriate labour force and there is no assurance that this will be possible. In addition, future development plans could require the deployment of significant amounts of equipment. Constraints in the availability of, or higher than anticipated costs for drilling rigs, equipment, supplies or personnel could delay or adversely affect the Company’s future exploration and development of its properties. This could have a material adverse effect on the financial condition and results of operations. If the Company cannot complete the planned developments on time or on budget, the financial performance may be adversely affected, which could have a material adverse effect on the value of investment in the Company.

Access to Kamchatka Properties

Unlike most Russian oil production, which is delivered to markets by pipelines from landlocked oil fields or oil production such as from Sakhalin Island, which is pumped to the mainland by pipeline in Winter months when Sakhalin Island becomes inaccessible to shipping vessels due to ice, the exploration licence areas in Kamchatka are normally accessible to pack ice breaking vessels even in the harshest of winter months. The Company expects that, with investment in suitable infrastructure, any commercially recoverable oil that may be found in the exploration licence areas in Kamchatka and subsequently produced pursuant to production licences will be capable of direct export to world markets.

Risks May Not be Insurable

PetroKamchatka’s operations are subject to the risks normally experienced in the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs and fires, all of which could result in personal injuries, loss of life and damage to property of PetroKamchatka and others. In accordance with customary industry practice, PetroKamchatka may not be fully insured against all of these risks, nor are all such risks insurable. As referred to under “Industry Conditions”, environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. PetroKamchatka expects it will be able to fully comply with all regulatory requirements in this regard.

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Management of Growth

PetroKamchatka may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of PetroKamchatka to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of PetroKamchatka to deal with this growth could have a material adverse impact on its business, operations and prospects.

Licences, Permits, Approvals or Agreements

There are numerous permits, approvals, and agreements with third parties, which will be necessary in order to enable the Company to proceed with the Company’s development plans and otherwise accomplish the Company’s objectives. The Russian Government has discretion in interpreting various laws, regulations, and policies governing operations under the licences. The state authorities have broad discretion to interpret requirements for the issuance of various licences and permits necessary for the subsoil use operations. The Company’s inability to meet any such requirements could have a material adverse effect on the Company’s exploration or development activities, and may even result in the termination of the subsoil use licences.

PetroKamchatka’s properties are held indirectly in the form of licences and ownership working interests in Russian project companies holding the licences. If PetroKamchatka or the holder of the licence fails to meet the specific requirement of a licence, the licence may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence will be met. The termination or expiration of PetroKamchatka’s licences or the beneficial interests relating to a licence may have a material adverse effect on PetroKamchatka’s results of operation and business. For example, the Urginskaya Licence requires the Company to shoot a minimum of 200 kilometres of seismic by January 29, 2010. This has not been done and the remaining period between the date hereof and that deadline is insufficient to meet this requirement. If an extension of the license is granted from FASU and if financing is available the Company plans to carry out this seismic program in the summer of 2010 or winter of 2010-2011. PetroKamchatka will make a formal request to FASU in November 2009 for an extension to meet this commitment. Such extensions have been granted in the past in respect of both the Tigil and Icha Blocks. In the event an extension is not granted, the Company will be in default of its obligations under the Urginskaya Licence and the Urginskaya Block will be forfeited.

Highkelly Rig

The Company together with KKPL entered into a restated rig purchase agreement with Highkelly to acquire the Highkelly rig for $16 million. Pursuant to this agreement and the Settlement Agreement, the Company withdrew as a direct purchaser of the Highkelly rig and KKPL agreed to purchase such rig and grant to the Company a 46.25% interest therein. The Company repaid its loan with KKPL on June 8, 2008 and paid its share of the final rig payments on November 12, 2008. Management considers the Company’s obligations under the Settlement Agreement have been met and is requesting KKPL provide a formal recognition of the Company’s 46.25% interest in the Highkelly rig in accordance with the provisions of the Settlement Agreement. On August 18, 2009, KKPL initiated an arbitration proceeding in The International Court of Arbitration against Highkelly, the manufacturer of the Highkelly rig, in respect of the claim by KKPL that Highkelly failed to comply with its contractual obligations to manufacture and deliver a customized rig to KKPL in compliance with specific contracted requirements. Pursuant to KKPL’s request for arbitration, KKPL is seeking to reject the rig and recover the amounts paid or, alternatively, damages for the alleged breach of contract by Highkelly. The Company is not involved in these proceedings and is not able to predict the outcome of such proceedings. It has been determined that the Highkelly rig is unsuitable for the Company’s operations in Kamchatka, and it should be sold. There is no certainty as to the price that may be realized on sale or that a sale can be completed on terms acceptable to the Company.

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Land Use Rights

Conducting operations which include exploration and production works requires the holding of respective rights to real property (land) on which such work is to be carried out. In certain cases, it may be necessary to reclassify the land prior to commencement of any work, which is often a time-consuming and costly procedure. Lack of the relevant title to land or loss thereof may impact on the works timetable and could have a negative impact on the cost of operations, results, financial condition or development prospects of the Company.

No Reserves or Production

The Company does not have any proven reserves or production and may never have any reserves. The future performance of the Company’s business will depend upon the ability to identify, acquire or successfully discover and develop oil and natural gas reserves that are economically recoverable. Without successful exploration activities, the Company will not be able to develop oil and natural gas reserves or generate revenues. There are no assurances that oil and natural gas reserves will be discovered in sufficient quantities to enable the Company to recover the Company’s exploration and development costs or sustain the Company’s business. No assurance can be given that the Company’s exploration and development activities will result in the discovery of any reserves. Operations may be curtailed, delayed or cancelled as a result of lack of adequate capital and other factors, such as lack of availability of rigs and other equipment, title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties, or unusual or unexpected formations, pressures and or work interruptions. In addition, the costs of future exploration and development may materially exceed initial estimates.

Resource Estimates

There are numerous uncertainties inherent in estimating quantities of prospective resources, including many factors beyond the Company’s control. The resource information set forth herein represents estimates only. The resources from the Company’s properties have been independently evaluated by D&M with an effective date of June 30, 2009. These evaluations include a number of assumptions relating to factors such as ultimate recovery of resources, timing and amount of capital expenditures, marketability of production, future prices of crude oil, operating costs, abandonment and salvage values and royalties and other government levies that may be imposed over the producing life of the resources. These assumptions were based on information available at the date the relevant evaluations were prepared, and many of these assumptions are subject to change and are beyond the Company’s control. Actual production and net revenue derived therefrom will vary from these evaluations, and such variations could be material.

Estimates with respect to resources that may be developed and produced in the future are often based upon volumetric calculations, probabilistic methods and upon analogy to similar types of resources, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated resources.

Resource estimates may require revision based on actual production experience. Such figures are typically determined based upon assumed commodity prices and operating costs. Fluctuations in crude oil prices and costs may render uneconomic the recovery of such oil.

References to “resources” and “prospective resources” in this Appendix do not constitute, and should be distinguished from, references to “reserves”. Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable.

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Not all exploration projects will result in discoveries. The chance that an exploration project will result in the discovery of petroleum is referred to as the “chance of discovery.” Thus, for an undiscovered accumulation the chance of commerciality is the product of two risk components - the chance of discovery and the chance of development.

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Actual production and net revenues will vary from the underlying variables assumed in the D&M Report. The D&M Report, with an effective date of June 30, 2009, provides information relating to certain oil and natural gas resources of PetroKamchatka’s properties, specifically prospects and leads identified by the Company in the Icha, Tigil and Urginskaya Blocks in the Kamchatka Peninsula. It provides an estimate of potential present worth of the resources of Icha and Tigil prospects only, discounted at 10%. As the Company has only identified leads to date on the Urginskaya Block, there is no inclusion of estimated net worth from the Urginskaya Block included in the D&M Report. Variations in the estimated future net resources and the estimated future net worth associated with such resources, could be material. The resources and potential present worth (discounted at 10%) contained in the D&M Report will be reduced to the extent that such activities do not achieve the level of success assumed in the D&M Report.

Seasonality

The level of oil and natural gas exploration and development activity in the Kamchatka Peninsula is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable, with associated restrictions on the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and potential declines in production of oil and natural gas of the Company. Supplies are shipped via water in the summer during the shipping season from May to September. In winter months there is possible access to the Tigil Block by way of winter roads.

Competition

Oil and natural gas exploration is intensely competitive in all its phases and involves a high degree of risk. PetroKamchatka competes with numerous other participants in the search for oil and natural gas properties. PetroKamchatka’s competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of PetroKamchatka. PetroKamchatka’s ability to establish and increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. In addition, competitive factors will affect the distribution, marketing and prices realized from future oil and natural gas sales and will be affected by methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of PetroKamchatka may be subject in connection with its operations. Conflicts of interest, if any, will be subject to and governed by the procedures and remedies set forth in the Jersey Law.

Issuance of Debt

PetroKamchatka requires significant financial resources to conduct its exploration plans and to develop its properties. These activities may be financed partially or wholly with debt, which may increase PetroKamchatka’s debt levels above industry standards. Depending on future exploration and development plans, if any, PetroKamchatka may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. The level of PetroKamchatka’s indebtedness from time to time could impair PetroKamchatka’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

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Variations in Exchange Rates

PetroKamchatka is exposed to foreign exchange rate changes, as a significant amount of PetroKamchatka’s costs are denominated in Russian RUR. Fluctuations in future Russian/United States and Canadian/United States exchange rates (RUR per USD or CAD per USD, as the case may be) could impact the value of PetroKamchatka. PetroKamchatka has not engaged in any risk management activities related to these exchange rates to date. To the extent that PetroKamchatka engages in risk management activities relating to forward hedging of RUR and/or CAD against the USD, it will be subject to credit risk associated with counterparties with which it contracts.

Hedging

PetroKamchatka does not currently engage in any hedging activities.

Fluctuations in the price of the PetroHoldco Shares

In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Assuming the PetroHoldco Shares become listed on an exchange, the market price of the PetroHoldco Shares could similarly be subject to wide fluctuations in response to a number of factors, most of which the Company cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of the Company’s financial performance;

•	the public’s reaction to the Company’s press releases, announcements and filings with Canadian securities regulatory authorities or others and those of its competitors;

•	fluctuations in broader stock market prices and volumes, particularly among securities of oil and natural gas services companies;

•	changes in market valuations of similar companies;

•	investor perception of the Company’s industry or its prospects;

•	additions or departures of key personnel;

•	commencement of or involvement in litigation;

•	changes in environmental and other governmental regulations;

•	announcements by the Company or its competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	variations in the Company’s quarterly results of operations or cash flows or those of other oil and natural gas companies;

•	revenues and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

•	changes in the Company’s pricing policies or the pricing policies of its competitors;

•	future issuances and sales of the PetroHoldco Shares;

•	demand for and trading volume of the Company’s PetroHoldco Shares;

•	domestic and worldwide supplies and prices of and demand for oil and natural gas; and

•	changes in general conditions in the domestic and worldwide economies, financial markets or the oil and natural gas industry.

The realization of any of these risks and other factors beyond the Company’s control could cause the market price of the PetroHoldco Shares to decline significantly. In particular, the market price of the PetroHoldco Shares may be influenced by variations in oil and natural gas commodity prices, because demand for the Company’s services is closely related to the prices of these commodities. This may cause the PetroHoldco Share price to fluctuate with these underlying commodity prices, which are highly volatile.

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Risk associated with non-compliance with specific, formal requirements of Russian law

Pursuant to some provisions of Russian law, a court may order the liquidation of a Russian company due to non-satisfaction of formal requirements by such company, associated with the incorporation, reorganization or operations of a company. There have been cases in the past where formal infringements in the course of establishing a Russian company or the failure to satisfy the requirements of Russian law have been used by Russian courts as grounds for the liquidation of the company. For instance, under Russian commercial companies law, a negative value of net assets, computed in compliance with Russian accounting standards as at the end of the second or subsequent year of a company’s operations, may serve as grounds for the court to issue an order to liquidate the company upon a motion submitted by State administration authorities. Numerous Russian companies have a negative value of net assets, caused by very low, historical level of total assets indicated in the balance sheet drawn in compliance with Russian accounting standards, however, this has no negative impact on the solvency of such companies, i.e., ability to cover current debts. When taking the decision on issuing an order on the liquidation of a company, some Russian courts have been guided not only by the fact that the given company failed to satisfy the binding requirements of the law, but also by other factors, such as i.e., the financial condition of the company and its ability to meet tax requirements, as well as the business and economic consequences of its liquidation. Such risk is present in relation to some of the Russian Companies.

In case of forced liquidation, the Company may be forced to reorganize the current operations carried out by such subsidiaries. One of the consequences of liquidation is the automatic loss of all the rights resulting from Geological Licences. Such liquidation may result in additional costs, which in consequence may have an adverse effect upon the operations, results, financial condition or development prospects of the Company.

Risk associated with the obligations of stockholders, ensuing from the provisions of Russian law

Under Russian law, a stockholder of a Russian joint-stock company bears no liability for the company’s obligations and only bears the risk of losing the invested capital. This principle, however, is subject to an exemption in situations where (i) the company is declared bankrupt due to any actions or omissions on the part of a stockholder or a shareholder; and (ii) the value of the company’s assets is not sufficient to pay its obligations. Moreover, a stockholder in a Russian joint-stock company who has control over the company and has the right to issue binding instructions to the company, is jointly and severally liable with the company for any obligations resulting from transactions entered into or action taken upon instructions of such stockholder or shareholder.

Pursuant to the above, the Company may in some cases be held liable for the liabilities of its Russian subsidiaries, which may have material adverse effect on the operations, results, financial condition or development prospects of the Company.

The Company may be unable to recover funds from Russian subsidiaries

From time to time, the Company may transfer funds to its Russian subsidiaries in the form of loans, advances or equity contributions. There is no assurance that the Company’s subsidiaries will be able to pay principal or interest on loans or advances or distribute dividends without incurring costs, expenses, fees or charges, due to Russian currency control regulation, limitations on the payment of dividends, taxation of such payments and other Russian law restrictions. Such costs, expenses, fees or charges may have material adverse effect on the value of PetroHoldco Shares.

Risk associated with access to oil and natural gas storage, transmission and transport infrastructure

There is a risk associated with restricted access to the means of the transmission and transportation infrastructure, which could limit the possibilities for oil and natural gas sales outside the Russian Federation. Access of third parties to the transmission capacities and exporting potential is highly dependent on the discretional decisions of the Russian Government and the existing syndicates of companies, controlling the transmission infrastructure. In the case of commercial discoveries, the Company will have to incur investment outlays for the transmission and storage infrastructure.

III-85

There is no guarantee that any of the Russian Subsidiaries’ access to transmission and transport infrastructure will not be hampered, or that the future costs for the storage and transmission infrastructure will not be significant and may have a material adverse effect on the operations, results, financial condition or development prospects of the Company.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the following are the material contracts of the Company and its subsidiaries entered into since June 1, 2007, and the material contracts entered into before June 1, 2007, that are still in effect at the date hereof:

(i)	the Tigil Shareholder Agreement;

(ii)	the Icha Shareholder Agreement;

(iii)	the Settlement Agreement;

(iv)	the Global Amendment Agreement;

(v)	the Arrangement Agreement; and

(vi)	the Engagement Letter.

PROMOTERS

Graeme Phipps, the Chief Executive Officer and President and a director of the Company may be considered to be the promoter of the Company. Information regarding Mr. Phipps and his securityholdings in PetroHoldco and the Company is set forth at “Directors and Officers” and “Executive Compensation” in this Appendix and “Principal Shareholders” and “Directors and Executive Officers” in Appendix II to the Offer Document.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Company is or has been indebted to the Company at any time since the beginning of the most recently completed financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, and no known associate or affiliate of any of them, has or had any material interest, direct or indirect, in any transaction within the three years before the date hereof that has materially affected or will materially affect the Company or a subsidiary of the Company, other than as disclosed in this Appendix.

Jonathan Morley-Kirk was the Chairman of Fox-Davies Capital Limited (“Fox-Davies”) until December 31, 2008, which acted as financial advisor to the Company in connection with the Company’s equity financings.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends on its Common Shares and currently intends to reinvest any earnings to fund the development and growth of its business. Any future payments of dividends will be at the discretion of the Board of Directors and will depend upon the financial condition, capital requirements and earnings of the Company as well as other factors it may deem relevant.

III-86

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There have been no legal proceedings material to the Company to which the Company or any subsidiary of the Company is or was a party or of which any of their property is or was the subject, nor are any such proceedings known to the Company to be contemplated.

There have not been any penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTEREST OF EXPERTS

Certain legal matters relating to the Reorganization and the Bluerock Arrangement are to be passed upon in connection with the completion of the Reorganization and the Bluerock Arrangement by Bennett Jones LLP, Dorsey & Whitney LLP, Ogier and Chrysses Diametrides & Co LLC on behalf of PetroHoldco. None of Bennett Jones LLP, Ogier and Chrysses Diametrides & Co LLC or any officer or partner thereof has received or will receive a direct or indirect interest in the property of PetroHoldco or of any associate. Each of Bennett Jones LLP, Dorsey & Whitney LLP, Ogier and Chrysses Diametrides & Co LLC and the officers and partners thereof, beneficially own, directly or indirectly, less than 1% of the issued and outstanding PetroHoldco Shares or the Common Shares.

Prospective resource estimates in this Appendix are based upon reports prepared by D&M. D&M has confirmed that it is an Independent Qualified Resources Evaluator.

KPMG LLP, Chartered Accountants Calgary, Alberta has prepared the auditor’s report on the consolidated financial statements of the Company for the year ended May 31, 2009. KPMG LLP has confirmed it is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Alberta.

ENFORCEMENT OF LEGAL RIGHTS

The Company is organized under the laws of a foreign jurisdiction and its promoters and executive officers and most of its directors reside outside of Canada. Although the Company and the persons described above have appointed Bennett Jones LLP, 4500, 855 - 2nd Street S.W., Calgary, Alberta, as their agent for service of process in Alberta, which will permit investors to commence proceedings in Canada against the Company and such other persons, it may not be possible for investors to enforce judgments obtained in Canada against the Company or the other persons described above.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of PetroKamchatka Cyprus and PetroHoldco is KPMG LLP, Chartered Accountants, of Calgary, Alberta, Canada. KPMG LLP, Chartered Accountants, was first appointed as auditors for the Company on May 31, 2000.

Valiant Trust Company is the registrar and transfer agent for the Common Shares of PetroKamchatka Cyprus at its principal office in Calgary, Alberta.

Computershare Investor Services (Jersey) Limited is the registrar and transfer agent for the PetroHoldco Shares at its principal office in Jersey at Ordnance House, 31 Pier Road, St. Helier, Jersey, Channel Islands, JE4 8PW and Computershare Investor Services Inc. is the registrar and transfer agent for the PetroHoldco Shares at its principal office in Calgary, Alberta at 600, 530 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8.

III-87

CONSENTS

Consent of KPMG LLP

To the Boards of Directors of PetroKamchatka Plc and PetroKamchatka Resources Plc

We have read the offer document (the “Offer Document”) of PetroKamchatka Plc with respect to an offer by PetroKamchatka Plc to acquire all of the common shares and warrants of PetroKamchatka Resources Plc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the Offer Document of our report to the directors of PetroKamchatka Plc on the audited balance sheet of PetroKamchatka Plc as at May 31, 2009. Our report is dated October 16, 2009.

We consent to the use in the Offer Document of our report to the directors of PetroKamchatka Resources Plc on the consolidated balance sheets of PetroKamchatka Resources Ltd. as at May 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2009. Our report is dated October 16, 2009.

Calgary, Canada	(signed) “KPMG LLP”
October 16, 2009	Chartered Accountants

Consent of DeGolyer and MacNaughton

To the Board of Directors of PetroKamchatka Resources Plc

We refer to the offer document (the “Offer Document”) dated October 16, 2009 of PetroKamchatka Plc with respect to an offer by PetroKamchatka Plc to acquire all of the common shares and warrants of PetroKamchatka Resources Plc (the “Company”).

We consent to the inclusion in the Offer Document of our Report as of June 30, 2009 on the Prospective Resources attributable to certain Prospects and Leads in various License Blocks of the Russian Federation of PetroKamchatka Resources Ltd. (the “Report”). We confirm that we have read the Offer Document and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our Report referred to under the heading “Statement Of Resources And Other Oil And Gas Information”.

Calgary, Alberta	(signed) “DeGolyer and MacNaughton”
October 16, 2009

III-88

SCHEDULE “A”

PETROKAMCHATKA PLC

AUDIT COMMITTEE

Mandate

1.	Establishment of Audit Committee

The Board of Directors (the “Board”) of PetroKamchatka Plc (the “Company”) hereby establishes a committee to be called the Audit Committee (the “Committee”). The mandate of the Committee is as described below.

2.	Composition of the Committee

The membership of the Committee shall be as follows:

(a)	the Committee shall consist of a minimum of three directors of the Company;

(b)	a majority of the members of the Committee shall be “independent”, as such term is defined for the purpose of audit committees in National Instrument 52-110 Audit Committees (“NI 52-110”);

(c)	all members of the Committee shall be “financially literate” within the meaning of NI 52-110;

(d)	members of the Committee shall be appointed annually by the Board from among directors of the Company;

(e)	the Chair of the Committee shall be appointed by the Board;

(f)	a member of the Committee shall ipso facto cease to be a member of the Committee upon ceasing to be a director of the Company; and

(g)	any member of the Committee may be removed or replaced at any time by resolution of the directors of the Company. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

3.	Objectives of the Committee

The Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities for the Company’s financial reporting process, including: (a) the integrity of annual and quarterly financial statements any other financial information relating to the Company to be provided to shareholders and regulatory bodies; (b) compliance with accounting and finance based legal and regulatory requirements; (c) the independent auditor’s qualifications and independence; (d) the system of internal accounting and financial reporting controls that management has established; and (e) performance of the audit process and of the independent auditor.

4.	Duties and Responsibilities of the Committee

Audit Process

The Committee shall:

(a)	review the audit plan with the Company’s external auditors and with management;

(b)	discuss with management and the external auditors any proposed significant changes to or any new or pending developments in accounting principles, policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c)	review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d)	review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)	review with senior management the process of identifying, monitoring and reporting the principal risks that could affect financial reporting;

(f)	review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods; and

(g)	review and approve the Company’s hiring policies regarding partners, employees, former partners and former employees of the present and former external auditors.

Internal Controls

The Committee shall:

(a)	review with management and the external auditors, the adequacy and effectiveness of the internal controls over financial reporting and disclosing controls and procedures, any material weaknesses or deficiencies and subsequent follow-up to any identified weaknesses; and

(b)	ensure the preparation and filing of the annual and interim certifications of the Chief Executive Officer and Chief Financial Officer in accordance with NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

Disclosure

The Committee shall:

(a)	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public; and

(b)	before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases, which review should include discussions with management, the internal auditors and the external auditors of significant issues regarding accounting principles, practices and judgments.

Relationship with External Auditors

The Committee shall:

(a)	evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b)	ensure compliance by the Company’s external auditor with the requirements set forth in National Instrument 52-108 Auditor Oversight;

(c)	recommend to the Board the compensation of the external auditor;

(d)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditors’, or the external auditors of the Company’s subsidiary entities;

(e)	approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(f)	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Instrument 51-102 Continuous Disclosure Obligations and the planned steps for an orderly transition period; and

(g)	review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

Risk Management

The Committee shall:

(a)	discuss guidelines and policies with respect to risk assessment and risk management, including the processes management uses to assess and manage the Company’s risk;

(b)	discuss major financial risk exposures and steps management has taken to monitor and control such exposures; and

(c)	review reports from management with respect to risk assessment, risk management and major financial risk exposures.

Other Committee Responsibilities

(a)	The Committee shall oversee the financial affairs of the Company, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management.

(b)	The Committee shall review with management, at least annually, the financing strategy and plans of the Company.

(c)	The Committee shall review the amount and terms of any insurance to be obtained or maintained by the Company with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

(d)	The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee by any member of the Board, a shareholder of the Company, the external auditors or management.

(e)	The Committee shall periodically review with management the need for an internal audit function.

(f)	The Committee shall review the Company’s accounting and reporting of environmental costs, liabilities and contingencies.

(g)	The Committee shall establish and maintain procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters.

(h)	The Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

(i)	The Committee shall review and approve the Company’s hiring policies regarding partners, employees, former partners and former employees of the present and former external auditors.

(j)	The Committee shall review with the Company’s legal counsel, at least on an annual basis or as otherwise appropriate, any legal matter that could have a significant impact on the Company’s financial statements, and any enquiries received from regulators, or government agencies.

Reporting to the Board

The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

Authority of the Committee

The Committee shall have the authority to:

(a)	inspect any and all of the books and records of the Company, its subsidiaries and affiliates;

(b)	discuss with the management and employees of the Company, its subsidiaries and affiliates, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate;

(c)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(d)	to set and pay the compensation for any advisors employed by the Committee.

The Committee shall be provided with resources and support to carry out its duties and responsibilities delegated to it by the Board, including administrative support.

Other

The Committee shall:

(a)	have the authority to make non-material and technical amendments to this Mandate to honour the spirit and intent of applicable law as it evolves, which proposed amendments must be reported to the Board prior to adoption thereof; and

(b)	assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.

5.	Meetings of the Committee

(a)	Subject to the following requirements, the Committee may determine its own meeting procedures.

(b)	The Committee shall meet at least four times each year, with scheduled meetings to correspond with the review of the year-end and quarterly financial statements. The Chair of the Committee may call additional meetings as required. In addition, a meeting may be called by the Chairman of the Board, the Board, the external auditors or any two members of management of the Company.

(c)	Notice of each meeting of the Committee shall be given to each member of the Committee and to the auditors, who shall attend any meeting upon the request of the Committee.

(d)	Notice of a meeting of the Committee shall: (i) be in writing, (ii) state the nature of the business to be transacted at the meeting in reasonable detail; (iii) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and (iv) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

(e)	A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee.

(f)	A member or members of the Committee may participate in a meeting of the Committee by means of telephone or other communication facilities as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(g)	The Chair of the Committee shall preside at all meetings of the Committee. In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the Secretary of the meeting.

(h)	The Chairman of the Board, senior management of the Company and other parties may attend meetings of the Committee; however, the Committee (i) shall meet with the external auditors independent of management, and (ii) may meet separately with management.

(i)	The Committee shall meet in a separate, non-management, in camera session at each meeting. The Committee may invite such officers, directors and employees of the Company or affiliates as it see fit from time to time to attend meetings of the Committee and to assist thereat in the discussion of matters being considered by the Committee.

(j)	Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and the Secretary of the meeting.

SCHEDULE “B”

PETROKAMCHATKA FINANCIAL STATEMENTS

B-1

Consolidated Financial Statements of

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

As at May 31, 2009 and 2008

For the years ended May 31, 2009, 2008 and 2007

(United States Dollars)

AUDITORS’ REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of PetroKamchatka Resources Ltd. (formerly CEP International Petroleum Ltd.) as at May 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended May 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2009 in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

October 16, 2009

PetroKamchatka Resources Ltd.

(formerly CEP International Petroleum Ltd.)

Consolidated Balance Sheets

United States Dollars

As at May 31

	2009	2008
Assets
Current assets
Cash and cash equivalents	$2,108,822	$5,295,320
Short-term investments (note 3)	—	9,425,204
Share subscriptions receivable (note 7)	—	6,615,000
Accounts receivable (note 4)	1,514,742	30,138
Prepaid expenses	146,527	43,528

	3,770,091	21,409,190
Property and equipment (note 5)	53,857,598	40,123,812

	$57,627,689	$61,533,002

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$6,562,053	$11,769,904
Rig loan (note 5)	—	4,108,758
Shareholder loan (note 6)	395,051	—

	6,957,104	15,878,662

Shareholders’ Equity
Share capital (note 7(b))	$69,731,912	$57,799,682
Share purchase warrants (note 7(c))	6,960,263	8,021,512
Contributed surplus (note 7(d))	3,224,396	1,266,573
Currency translation adjustment	1,018,864	1,018,864
Deficit	(30,264,850)	(22,452,291)

	50,670,585	45,654,340

	$57,627,689	$61,533,002

Going concern (note 1)

Commitments and contingencies (notes 1, 5, 7 and 11)

Subsequent events (notes 1, 5, 6, 7, and 12)

(signed) “Jonathan Morley-Kirk”	(signed) “Graeme Phipps”

Director	Director

See accompanying notes to consolidated financial statements

PetroKamchatka Resources Ltd.

(formerly CEP International Petroleum Ltd.)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

United States Dollars

Years ended May 31

	2009	2008	2007
Interest Income	$37,980	$76,631	$126,914

Expenses

General and administration	3,606,204	4,830,753	1,661,558
Financing and other costs	271,486	830,120	487,000
Foreign exchange loss	870,978	300,911	1,145,317
Stock-based compensation (note 7(e))	574,630	231,436	—
Depreciation	44,824	33,753	23,844
Write-down of property and equipment (note 5)	2,482,417	124,617	1,795,849

	7,850,539	6,351,590	5,113,568

Loss before income taxes	(7,812,559)	(6,274,959)	(4,986,654)

Income taxes (note 8)	—	—	—

Net loss and comprehensive loss for the year	(7,812,559)	(6,274,959)	(4,986,654)

Deficit, beginning of year	(22,452,291)	(16,177,332)	(11,190,678)

Deficit, end of year	$(30,264,850)	$(22,452,291)	$(16,177,332)

Net loss per share	$(0.05)	$(0.09)	$(0.12)

Weighted average number of common shares:
Basic and diluted	154,969,626	72,225,660	41,778,105

See accompanying notes to consolidated financial statements

PetroKamchatka Resources Ltd.

(formerly CEP International Petroleum Ltd.)

Consolidated Statements of Cash Flows

United States Dollars

Years ended May 31

	2009	2008	2007
Cash provided by (used in):
Operations

Net loss and comprehensive loss for the year	$(7,812,559)	$(6,274,959)	$(4,986,654)

Items not involving cash:
Depreciation	44,824	33,753	23,844
Stock-based compensation	574,630	231,436	—
Shares issued for services (note 7(b))	141,523	533,934	—
Shares issued for bonus	—	1,250,000	—
Shares issued for settlement of claim (note 7(b))	350,000	—	—
Unrealized foreign exchange loss	10,172	608,513	323,524
Write-down of property and equipment	2,482,417	124,617	1,795,849

	(4,208,993)	(3,492,706)	(2,843,437)
Change in non-cash working capital (note 10)	(274,091)	(1,425,069)	(317,428)

	(4,483,084)	(4,917,775)	(3,160,865)

Investing

Property and equipment expenditures	(16,261,027)	(12,745,473)	(19,840,267)
Short-term investments, net	9,425,204	(9,243,890)	2,803,670
Rig loan	(4,108,758)	4,108,758	—
Change in non-cash working capital (note 10)	(6,596,544)	992,300	7,586,055

	(17,541,125)	(16,888,305)	(9,450,542)

Financing

Issue of share capital and warrants, net	11,762,651	35,001,718	5,893,988
Bank loan	—	(1,548,383)	1,548,383
Shareholder loan	395,051	—	—
Change in non-cash working capital (note 10)	6,615,000	(6,615,000)	—

	18,772,702	26,838,335	7,442,371

Foreign exchange gain on cash held in foreign currencies	65,009	144,157	999

(Decrease) increase in cash and cash equivalents	(3,186,498)	5,176,412	(5,168,037)

Cash and cash equivalents, beginning of year	5,295,320	118,908	5,286,945

Cash and cash equivalents, end of year	$2,108,822	$5,295,320	$118,908

See accompanying notes to consolidated financial statements

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

General:

PetroKamchatka Resources Ltd. (the “Company” or “PetroKamchatka”) was incorporated on November 23, 1998 under the Business Corporations Act (Yukon). The name was changed from CEP International Petroleum Ltd. to PetroKamchatka Resources Ltd. on December 31, 2008. The Company was redomiciled to Cyprus on August 25, 2009 (see note 12) as “PetroKamchatka Resources Plc”.

The Company is principally engaged in the acquisition, development and exploration of petroleum and natural gas in the Russian Federation. Since inception, the efforts of the Company have been devoted to identifying and acquiring exploration and production licenses and conducting exploration activities thereon. To date, the Company has received no revenue from these operations.

1.	Going concern:

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of operations.

The Company presently does not have sufficient funds to meet all of its exploration and drilling commitments on its licenses in Kamchatka, Russia (see note 5).

Subsequent to May 31, 2009 (see note 12), the Company raised cash proceeds of $11,477,979 and settled $880,000 of accounts payable by issuing Class A common shares.

The Company plans to become a listed public company and raise additional equity capital sufficient to meet its obligations when they fall due under its licenses in Russia. If the Company is unable to raise funds, the Company may be in breach of its funding obligations under its agreements with KNOC Kamchatka Petroleum Limited (“KKPL”) and therefore could lose part of its interest in the Russian properties.

Management believes the going concern assumption to be appropriate for these consolidated financial statements. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, reported expenses and the balance sheet classifications used.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

2.	Significant accounting policies:

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). In the preparation of these consolidated financial statements, management has made estimates and assumptions that affect the recorded amounts of certain of the Company’s assets, liabilities and expenses. The most significant estimates relate to the cost recovery assessment for property and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

(a)	Basis of presentation:

All consolidated financial statement amounts are stated in United States currency. The Company determined that, effective at the beginning of the 2007 fiscal year, the United States dollar was its functional currency.

The consolidated financial statements include the accounts of PetroKamchatka Resources Ltd. and its subsidiaries as well as its proportionate share of the accounts of its joint interest corporations. The Company conducts certain of its oil and gas exploration activities on a joint interest basis. These consolidated financial statements reflect only the Company’s proportionate interest in such activities (see note 5).

(b)	Petroleum and natural gas properties:

At present, all activities of the Company are in the exploration stage. The Company follows the full cost method of accounting for oil and gas properties whereby all costs of exploring for and developing oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include land acquisition costs and geological and geophysical expenses. All general and administrative costs are expensed as incurred. Carrying costs directly attributable to property and equipment under construction are capitalized.

Upon the commencement of commercial production, capitalized costs, less the carrying value of unevaluated properties, will be depleted within each cost centre using the unit-of-production method based upon estimated proven reserves before royalties as determined by independent reservoir engineers. For the purposes of this calculation, natural gas will be converted to oil on an energy equivalent basis. The cost of acquiring and evaluating unproven properties are initially excluded from the depletion calculation. These properties are assessed periodically for impairment. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. Proceeds from the sale of petroleum and natural gas properties will be accounted for as an adjustment to capitalized costs, with no gain or loss recognized, unless such adjustment would alter the rate of depletion and depreciation by more than 20%.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(b)	Petroleum and natural gas properties (continued):

In applying the full cost method, the Company will calculate a ceiling test whereby the carrying amount of property and equipment is compared to the sum of the undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials. Should the ceiling test result in an excess of the carrying amount, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. The Company’s risk-free interest rate will be used to arrive at the net present value of the future cash flows. Any excess carrying amount would be recorded as impairment and included in depletion and depreciation.

(c)	Asset retirement obligations:

The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated obligation is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the obligation are charged against the liability.

(d)	Drilling rig and equipment - Russia:

On the drilling rig equipment acquired during the year ended May 31, 2009 depreciation will be calculated using the straight-line method over seven years, the estimated useful life of the asset. The costs of normal maintenance and repairs will be charged to expense as incurred. Material expenditures that increase the life of an asset will be capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold, or otherwise disposed of, and the related accumulated depreciation will be removed from the accounts and any gain or loss will be reflected in current operations. The rig was not used during the year ended May 31, 2009 and therefore no depreciation was recorded.

(e)	Office furniture and equipment:

Office furniture and equipment is recorded at cost upon acquisition. Depreciation is provided for on a declining basis with rates ranging from 30% to 100% per annum. Additions during the period are depreciated at 50% of the assigned rate.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(f)	Stock-based compensation:

The Company uses the fair value method for accounting for all stock and other stock-based payments, which requires the use of the fair value method of valuing all stock options granted and other stock-based payments whether they be to employees, directors or non-employees. The fair value is recognized in earnings over the vesting period of the options as stock-based compensation expense with a corresponding increase to contributed surplus. Stock-based compensation for options granted to directors and employees is based on the estimated fair value at the time of the grant. Stock-based compensation for options granted to consultants is based on the estimated fair value at each balance sheet date until the related options are fully vested. Upon the exercise of the stock options, consideration paid together with the amount previously recognized to contributed surplus is recorded as an increase to share capital.

(g)	Foreign currency translation:

As the Company’s activities are principally international in nature and are primarily denominated in United States dollars, the Company has determined effective June 1, 2006, that the functional currency of its operations is United States dollars. Foreign currency amounts are expressed in United States dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange at the balance sheet date; non-monetary assets and related depreciation, amortization and write-downs are translated at historic rates; revenues and expenses are translated at rates in effect as they have occurred. Foreign exchange gains and losses are recognized in earnings.

(h)	Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and highly liquid investments with original maturities of three months or less.

(i)	Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax basis, using income tax rates substantively enacted at the balance sheet date. The effect of a change in rates on future income tax liabilities and assets is recognized in the period in which the change occurs. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(j)	Revenue recognition:

Revenues associated with the sale of crude oil, natural gas and natural gas liquids will be recorded when title passes to the customer. Revenues from properties in which the Company has an interest with other producers will be recognized on the basis of the Company’s net working interest.

(k)	Per share data:

Basic per share amounts are computed by dividing net loss and comprehensive loss by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(l)	Measurement uncertainty:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from and affect the results reported in these consolidated financial statements.

(m)	Accounting changes:

Effective June 1, 2007 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3855 “Financial Instruments – Recognition and Measurement”, Section 1530 “Comprehensive Income”, Section 3865 “Hedges” and Section 3861 “Financial Instruments – Disclosure and Presentation”. These new standards were adopted prospectively. Adoption of these standards had no impact on the consolidated financial statements for the years ended May 31, 2008 and 2009.

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as ‘held-for-trading’. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and cash equivalents and short-term investments are classified as ‘held-for-trading’.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(m)	Accounting changes (continued):

Financial assets classified as ‘available-for-sale’ are carried at fair value with the changes in fair value recorded in other comprehensive income. When a decline in fair value is determined to be other than temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net income. Gains and losses recognized on disposal of ‘available-for-sale’ securities are recognized in other income. The Company does not have any financial assets classified as ‘available-for-sale’.

Financial assets that have a fixed maturity date and which the Company has the intention and the ability to hold to maturity are classified as ‘held-to-maturity’ and accounted for at amortized cost using the effective interest rate method. The Company does not have any financial assets classified as ‘held-to-maturity’.

Loans and receivables are accounted for at amortized cost. This classification is consistent with the classification under the prior accounting standards. Share subscriptions receivable and accounts receivable are classified as loans and receivables.

Other liabilities are accounted for at amortized cost and include all liabilities, other than derivatives. This classification is consistent with the classification under the prior accounting standards. Accounts payable and accrued liabilities and the rig loan are classified as other liabilities.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net loss.

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. When amounts are recorded in accordance with this new standard, the Company will report a new category, accumulated comprehensive income, in the shareholders’ equity section of the balance sheet.

Effective June 1, 2008 the Company adopted the following new accounting standards issued by the CICA: Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”. These new sections replace financial instruments – disclosure and presentation, revising and enhancing the disclosure requirements, and carrying forward unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(m)	Accounting changes (continued):

Section 1535 specifies the disclosure of information about an entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any externally imposed capital requirements; and if the entity has not complied, the consequences of non-compliance. Adoption of this standard has resulted in additional note disclosures in the Company’s consolidated financial statements (see note 9).

Section 3862 and Section 3863 specify the standards of presentation and enhanced disclosures on financial statements, particularly with respect to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The standards have resulted in increased disclosures provided in the Company’s consolidated financial statements (see note 9).

Effective June 1, 2008 the Company adopted the new accounting standard, Section 3064 “Goodwill and Intangible Assets”, issued by the CICA, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Adoption of these standards had no impact on the Company’s consolidated financial statements for the year ended May 31, 2009.

In April 2008, the CICA published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate International Financial Reporting Standards (“IFRS”) into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The International Accounting Standard Board (“IASB”) will also continue to issue new accounting standards during the conversion period. As a result, the final impact of adopting IFRS on the Company will only be known once all the applicable IFRS are issued. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In January 2009, the CICA Accounting Standards Board (“AcSB”) issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The adoption of section 1582 will affect the accounting for business combinations, if any, by the Company on or after June 1, 2011.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(m)	Accounting changes (continued):

In January 2009, the AcSB issued CICA Handbook Sections 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently assessing the impact that the adoption of these Sections may have on its results of operations or financial position.

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures. The amendments include the enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instruments disclosure standards in IFRS. The Company will include these additional disclosures in its annual financial statements for the year ending May 31, 2010.

3.	Short-term investments:

Short-term investments at May 31, 2008 and 2007 represented investments in guaranteed investment certificates bearing interest at rates ranging from 1.10% to 1.50% per annum.

4.	Accounts receivable:

Accounts receivable include $1,492,380 representing the Company’s proportionate share of net refunds from the Russian Tax Authority for Russian value added taxes.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

5.	Property and equipment:

	May 31, 2009
	Cost	Accumulated depreciation	Accumulated write-down	Net Book Value
Petroleum and natural gas properties:
Canada	$4,943,573	$—	$4,943,573	$—
Russia	40,190,403	—	—	40,190,403

	45,133,976	—	4,943,573	40,190,403
Joint interest in drilling rig	8,444,381	—	2,482,417	5,961,964
Drilling rig and equipment - Russia	7,498,228	—	—	7,498,228
Office furniture and equipment	403,365	196,362	—	207,003

	$61,479,950	$196,362	$7,425,990	$53,857,598

	May 31, 2008
	Cost	Accumulated depreciation	Accumulated write-down	Net Book Value
Petroleum and natural gas properties:
Canada	$4,943,573	$—	$4,943,573	$—
Russia	30,715,783	—	—	30,715,783

	35,659,356	—	4,943,573	30,715,783
Joint interest in drilling rig	7,084,117	—	—	7,084,117
Other oil and gas equipment—Russia	2,143,429	—	—	2,143,429
Office furniture and equipment	332,021	151,538	—	180,483

	$45,218,923	$151,538	$4,943,573	$40,123,812

All of the Company’s petroleum and natural gas properties in Russia and Canada are considered unevaluated. The ultimate recovery of the property and equipment cost is dependent upon the existence and commercial exploitation of petroleum and natural gas reserves or a sale of properties to a third party. The Company presently does not have sufficient cash to fund all of its planned exploration programs on its Russian properties. Uncertainties regarding the political, legal, tax or regulatory environment, including the potential for adverse and retroactive changes with respect to the Company’s operations in the Russian Federation could significantly affect the Company and the ultimate cost recovery of its assets.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

5.	Property and equipment (continued):

(a)	Russia:

Exploration licenses in Russia are issued by the federal Ministry of Natural Resources (“MNRF”) and grant the holder of the license the right to explore for oil and natural gas reserves within the area specified in the license. In the event of a commercial discovery, the Company has the right to convert parts of the exploration license into a production license. Exploration licenses have an associated license agreement, which specifies a required geological and geophysical work program to be completed.

The Company, has an effective 42.5% (subsequently increased to 45%—see note 12) indirect interest in, and is the operator of, two exploration licenses (the “Tigil” license and the “Icha” license) located in the Koryakia Autonomous Okrug in the Kamchatka peninsula in the far east of Russia. On January, 29, 2008, the Company obtained a third exploration license (“Urgin”) in the Kamchatka peninsula in which the Company has an indirect effective 90% interest (see note 12). The Urgin license covers approximately 2,134 square kilometers and is valid until February 15, 2013. The Urgin license specifies that the license holder must shoot a minimum of 200 kilometers of seismic by February 1, 2010 and drill and complete one well within the first three years of the license term. The Company intends on seeking an extension of these commitments. In the event an extension is not granted, the license will be forfeited.

The Tigil license covers approximately 3,274 square kilometers and was granted to the Company on December 29, 2005. The license is valid until December 31, 2010. The Tigil license specifies that the license holder must shoot 400 kilometers of seismic data during 2005 and 2006 and drill two wells to a depth of 3000 meters during 2006 and 2007. The Company has completed its requirements with respect to the seismic program but has not commenced the drilling of any wells. The Company obtained an extension of its commitment to drill its wells whereby one well needs to be drilled by December 31, 2009 and the remaining well by December 31, 2010.

On December 29, 2006, the Company obtained the Icha license covering approximately 3,777 square kilometers. The requirements for seismic data were completed in April 2007. The license also requires that one well be drilled and completed by October 1, 2011 before the license expires on December 30, 2011.

Effective December 7, 2005 the Company sold 50% of its interests in its Tigil and Icha licenses held at that time to KNOC Kamchatka Petroleum Limited (“KKPL”), a partially owned subsidiary of Korea National Oil Corporation (“KNOC”). Under shareholder agreements which were concluded on February 22, 2006, and the initial share purchase agreements, KKPL was to fund agreed upon amounts for certain initial expenditures incurred by the Company as follows: 50% of certain equipment acquired for use in the projects; 80% of the first $10,000,000 of exploratory expenditures with respect to the Icha and Tigil licenses; 53.75% of the next $20,000,000; and for costs in excess of $30,000,000, KKPL will pay either 50% or 53.75% of these costs.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

5.	Property and equipment (continued):

(a)	Russia (continued):

On October 5, 2007, the Company and KKPL, together with KNOC, signed a settlement agreement together with an amended and restated rig purchase contract, a rig loan agreement and a pledge agreement (collectively the “Settlement Agreement”). As part of these agreements, it was agreed that international arbitration proceedings initiated by KKPL and KNOC, as a result of disputes concerning the performance of the Company under the original agreements among the parties, was suspended. The principal provisions of these agreements and the status of the agreed transactions are:

KKPL paid $8.9 million on the project accounts corresponding to cash calls for operations of the projects up to March 31, 2007.

It was agreed that an audit of project expenditures from inception to March 31, 2007 would be conducted by an international firm of accountants. Amounts determined to require adjustment and to be paid into or out of the project accounts as a result of this audit were to be paid within 60 days of receipt of the audit report. The audit report was received and the Company met its obligations within the time period required.

The Company, together with KKPL, committed to acquire a drilling rig for $16 million. At May 31, 2007 the first installment payment of $5,000,000 had been made by PetroKamchatka and KKPL in the agreed cost sharing ratios. Under the terms of the Settlement Agreement mentioned above, KKPL paid the second installment on the rig of $8.5 million, and granted the Company a loan for its share of the payment at Libor plus 3% per annum. During the year ended May 31, 2009, the Company repaid its loan with KKPL and paid all final payments with respect to the rig. Drilling rig costs also include interest of $4,981 incurred on the rig loan in the year ended May 31, 2009 (2008—$177,508 and 2007—$nil).

The obligations of the Company under the Settlement Agreement are secured by a pledge of 51% of the Company’s shares in the project companies, which own the Russian assets. The pledged shares will be released on satisfaction of the payments required under these contracts and satisfactory performance under the project agreements or provision of acceptable security. The Company’s share of the final rig payment was paid in November 2008.

Management considers that the Company’s obligations under the Settlement Agreement have been met. This is supported by a letter dated July 29, 2009 from the International Court of Arbitration confirming KKPL’s withdrawal of its claims under the Settlement Agreement (see note 12). The Company is requesting a release of the pledged shares and formal recognition of its 46.25% interest in the drilling rig.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

5.	Property and equipment (continued):

(b)	Joint interest in drilling rig:

The Company paid for a 46.25% interest in a drilling rig which has been acquired by KKPL as outlined above. The Company determined that this rig is not suited for the Russian drilling program, and has undertaken to sell the rig. No firm offers have been received to date. The Company obtained an independent appraisal of the current market value. The carrying value of the Company’s 46.25% interest in the drilling rig was written down to its fair value. This has resulted in a write-down of $2,482,417.

KKPL has not yet been able to obtain all of the information that it requires to be assured that the rig meets the contracted specifications so that it would be in a position to formally accept the rig. . On August 18, 2009, KKPL initiated an arbitration proceeding in The International Court of Arbitration against Highkelly, the manufacturer of the rig, in respect of the claim by KKPL that Highkelly failed to comply with its contractual obligations to manufacture and deliver a customized rig to KKPL in compliance with specific contracted requirements. Pursuant to KKPL’s request for arbitration, KKPL is seeking to reject the rig and recover the amounts paid or, alternatively, damages for the alleged breach.

(c)	Canada:

At May 31, 2008, management reviewed the carrying values of its property and equipment and determined that a write-down of $124,617 (2007—$1,795,849) was required with respect to the Canadian petroleum and natural gas properties and equipment. This represented all of the remaining carrying value of these properties. In 2009, the Company has expensed minimal costs to maintain its Canadian properties but is not currently conducting exploration activities on these properties.

6.	Related party transactions and balances:

At May 31, 2009, there were no amounts receivable from directors or officers (2008 and 2007—$nil) as advances for expenses. At May 31, 2009, the Company owed amounts to directors and officers totaling $216,590 (2008—$104,714 and 2007—$nil) for services performed and expenses incurred in the normal course of operations.

At May 31, 2009, the Company owed a person who is a shareholder, officer and director the aggregate amount of $390,000 plus interest for two loans made to the Company during the year. A demand loan of $90,000 was unsecured, bearing interest at a fixed rate of 12% per annum. The second demand loan, in the amount of $300,000, was secured by a first priority assignment of the assets of the Company bearing interest at a floating rate of Libor plus 3% per annum. The loans together with interest totaling $5,051 were repaid in full subsequent to May 31, 2009.

A director of the Company was the Executive Chairman of an investment banking firm up to December 31, 2008. The firm has participated in equity financings for the Company and received its market priced share of commissions thereon (note 7(b)). There were no advisory fees paid to this firm for the years ended May 31, 2009, 2008 or 2007.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

7.	Share capital:

(a)	Authorized:

The Company is authorized to issue an unlimited number of Class A voting common shares.

(b)	Class A common shares issued:

	Number of Shares	Amount
Balance, May 31, 2007	48,424,456	$22,015,283
Issued for delay in public listing (ii)	3,592,792	—
Issued for cash (iii)	1,200,000	576,848
Less portion representing warrant value	—	(343,560)
Issued for cash, (iv)	31,102,512	15,555,534
Less share issue costs	—	(1,320,331)
Less portion representing warrant value	—	(298,036)
Shares re-acquired (v)	(750,000)	(388,050)
Issued for bonus (vi)	2,500,000	1,250,000
Issued for services (vii)	1,067,974	533,934
Issued on exercise of warrants (viii)	700,000	350,000
Value attributed to exercised warrants	—	200,385
Issued for cash (ix)	43,270,000	21,635,000
Less share issue costs	—	(1,407,283)
Less portion representing warrant value	—	(560,042)

Balance May 31, 2008	131,107,734	$57,799,682
Issued for cash (ix)	24,960,000	12,480,000
Less share issue costs	—	(717,349)
Less portion representing warrant value	—	(321,944)
Issued for delay in public listing (ii)	17,562	—
Issued for settlement of claim (x)	1,750,000	350,000
Issued for services (xi)	284,331	141,523

Balance May 31, 2009	158,119,627	$69,731,912

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

7.	Share capital (continued):

(b)	Class A common shares issued (continued):

i)	During the year ended May 31, 2007, the Company issued 7,059,453 Class A common shares for cash of $6,304,742 after expenses. Of these shares, 5,612,035 shares were issued to a company that was previously associated with a director of the Company (note 6). These shares were issued with a right to obtain additional shares without further consideration at the rate of 2% per month of the number of shares purchased to a maximum of 50% of the shares issued or until the Company obtains a public listing. In addition the purchaser was also granted 2,806,017 warrants to purchase the same number of Class A common shares for CAD$1.25 per share until November 21, 2008 or fifteen days following the listing of the Company on a public exchange. The warrants were ascribed a fair value of $1,044,160 using the Black-Scholes pricing model, assuming a risk-free interest rate of 3.92%; life of 2 years; dividend yield of nil; and expected volatility rate of 86%.

ii)	Pursuant to a private placement in the year ended May 31, 2006 and a further issuance of 5,612,035 shares in the year ended May 31, 2007, the Company entered into agreements with certain shareholders to issue additional Class A common shares equal to 2% per month of the number of shares purchased during the period when the Company is not publicly listed, up to a maximum of 50% of the number of shares issued. During the year ended May 31, 2007, 6,146,432, Class A common shares were issued to shareholders pursuant to this requirement. During the year ended May 31, 2008 and May 31, 2009, the Company issued 3,592,792 and 17,562 additional Class A common shares under these agreements, respectively. The shareholders holding these agreements agreed to terminate their rights to any further shares under these agreements.

iii)	The Company issued 480,000 Class A common shares in August 2007 at CAD$1.25 per share and an equal number of warrants which entitled the holder to purchase shares for CAD$0.50 per share for a period of one year. The agreements provided that in the event the Company subsequently issued shares within one year for a price less than CAD$1.25 per share the number of shares that were to be issued increased. The Company subsequently issued shares at $0.50 per share. As a result, an additional 720,000 shares were issued in August 2008 bringing the total number of shares issued to 1,200,000. In addition, an equal number of warrants were issued in August 2008.

iv)	The Company completed a sale of 31,102,512 Class A common shares October 15, 2007 at a price of $0.50 per share for net proceeds of $14,235,203. The Company also granted a broker, 1,225,526 share purchase warrants for the purchase of 1,225,526 Class A common shares at a price of $0.50 per share within a period of two years following a public listing of the Company’s shares.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

7.	Share capital (continued):

(b)	Class A common shares issued (continued):

v)	On November 2, 2007, the Company reached a settlement agreement under which the Company’s former president and director resigned and sold his 750,000 shares to the Company at $0.50 per share. In exchange for signing a non-compete agreement and the payment of certain legal fees, he also received $162,000 covering severance.

vi)	On December 19, 2007, the Board of Directors approved a one-time bonus to directors, officers, employees and contractors of 2,500,000 Class A common shares.

vii)	During the year ended May 31, 2008, the Company issued 749,224 Class A common shares to a director, former directors, officers and contractors for services rendered in the amount of $374,559. In addition, the Company issued 318,750 Class A common shares to non-executive directors for service on the board during the year amounting to $159,375.

viii)	During the year ended May 31, 2008, the Company issued 700,000 Class A common shares for consideration of $350,000 on the exercise of 700,000 share purchase warrants.

ix)	In May 2008, the Company sold 43,270,000 Class A common shares pursuant to a private placement for consideration of $0.50 per share, before the agents’ 5.5% commission and other costs. At May 31, 2008, $6,615,000 in subscriptions related to this placement remained unpaid. In addition, 2,343,000 agent warrants were issued representing 5.5% of the number of shares sold by the agent. The agent warrants provide for the purchase of Class A common shares at $0.50 each for a period of two years following the date on which the Company becomes listed on a recognized stock exchange. In July 2008, the second tranche of the private placement was completed with an additional 24,960,000 Class A common shares being issued at $0.50 per share and 1,347,500 agent warrants.

x)	On February 13, 2009, the Company issued 1,750,000 Class A common shares at $0.20 per share as a $350,000 partial settlement for a total $750,000 claim (see note 11).

xi)	During the year ended May 31, 2009, the Company issued 135,581 Class A common shares to directors, former directors, officers and contractors for services rendered in the amount of $67,148. In addition, the Company issued 148,750 Class A common shares to non-executive directors for services during the year in the amount of $74,375.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

7.	Share capital (continued):

(c)	Warrants:

The following is a continuity of warrants issued to investors and brokers to May 31, 2009:

	Number	Amount
Balance, May 31, 2007	17,797,691	$7,020,259

Issued to investors (7(b)(iii))	1,200,000	343,560
Issued to brokers (7(b)(iv))	1,225,526	298,036
Issued to brokers (7(b)(ix))	2,343,000	560,042
Exercised (7(b)(viii))	(700,000)	(200,385)

Balance, May 31, 2008	21,866,217	$8,021,512

Issued to brokers (7(b)(ix))	1,347,500	321,944
Expired	(3,946,778)	(1,383,193)

Balance May 31, 2009	19,266,939	$6,960,263

The following summarizes information on warrants issued to investors to purchase Class A common shares that were outstanding as at May 31, 2009:

Exercise Price		Outstanding and exercisable	Contractual life
$	Pounds
	0.525	5,760,809	Until fifteen days following the listing of the Company on a public stock exchange
CAD 1.25		7,589,999

CAD 1.25		2,806,018	November 30, 2008

US 0.50		750,000	One year from issue date (August 2008)

Expired – CAD 1.25		(2,806,018)

Expired – US 0.50		(750,000)

		13,350,808

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

7.	Share capital (continued):

(c)	Warrants (continued):

The following summarizes information about warrants issued to brokers to purchase Class A common shares that were outstanding as at May 31, 2009:

Exercise Price		Outstanding and exercisable	Contractual life
$	Pounds
CAD 0.50 CAD 1.00	0.42	28,800 460,865 760,440	Two years following the listing of the Company on a public stock exchange
CAD 1.00		13,160	October 31, 2007
CAD 1.00		377,600	November 30, 2007
US 0.50		4,666,026	Two years following the listing of the Company on a public stock exchange
Expired – CAD 1.00		(390,760)
		5,916,131

The following summarizes information about warrants issued to investors to purchase Class A common shares that were outstanding as at May 31, 2008:

Exercise Price		Outstanding and exercisable	Contractual life
$	Pounds
	0.525	5,760,809	Until fifteen days following the listing of the Company on a public stock exchange
CAD 1.25		7,589,999

CAD 1.25		2,806,018	November 30, 2008

US 0.50		1,200,000	One year from issue date (August 2008)

US 0.50 - Exercised		(450,000)

		16,906,826

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

7.	Share capital (continued):

(c)	Warrants (continued):

The following summarizes information about warrants issued to brokers to purchase Class A common shares that were outstanding as at May 31, 2008:

Exercise Price		Outstanding and exercisable	Contractual life
$	Pounds
CAD 0.50 CAD 1.00	0.42	28,800 460,865 760,440	Two years following the listing of the Company on a public stock exchange
CAD 1.00		13,160	October 31, 2007
CAD 1.00		377,600	November 30, 2007
US 0.50		3,568,526	Two years following the listing of the Company on a public stock exchange
US 0.50 - Exercised		(250,000)
		4,959,391

(d)	Stock options:

	Years ended May 31
	2009	2008	2007

Outstanding options, beginning of year	5,400,000	600,000	1,100,000
Granted	825,000	5,200,000	—
Expired/cancelled	—	(400,000)	(500,000)

Outstanding options, end of year	6,225,000	5,400,000	600,000

Exercisable, end of year	1,933,333	200,000	600,000

During the year ended May 31, 2008, 350,000 options were cancelled and 50,000 options expired. The remainder of the 200,000 options from the 2007 balance are fully vested and exercisable at a price of CAD$1.25 until expiry on November 14, 2010. On December 19, 2007, the Company granted stock options to acquire 5,000,000 Class A common shares at $0.50 per share to directors, officers, employees and consultants. The options have a term of five years and vest  1/3 each year from date of grant. The Company granted additional options, with the same terms, to acquire 200,000 Class A common shares to employees on March 27, 2008.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

7.	Share capital (continued):

(d)	Stock options (continued):

During the year ended May 31, 2009, the Company granted additional options to officers and consultants to acquire 825,000 Class A common shares at $0.50 per share. The options have a term of five years and vest 1/3 each year from the date of grant.

The fair value of stock options granted and warrants issued during the years ended May 31, 2009, 2008 and 2007 was estimated on the date of grant using the Black-Scholes option–pricing model with the following assumptions:

	Warrants		Options
Fair value of stock options granted in 2008 (per option)	—		$0.29
Fair value of stock options granted in 2009 (per option)	—		$0.30
Fair value of warrants granted in 2009 (per warrant)	$0.24		—
Fair value of warrants granted in 2008 (per warrant)	$0.25		—
Fair value of warrants granted in 2007 (per warrant)	$0.37		—
Expected volatility	69%		69%
Risk free rate of return	3.2% to 4.3%		2.9% to 4%
Expected option life	2 to 5 years		5 years
Forfeiture rate	nil	%	nil	%
Dividend yield	nil	%	nil	%

The following table summarizes stock options outstanding and exercisable at May 31, 2009:

Exercise Price	Stock Options Outstanding				Stock Options Exercisable
	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price
$ 1.25 CAD	200,000	1.46	$1.25	CAD	200,000	$1.25	CAD
$ 0.50	6,025,000	3.66	$0.50		1,733,333	$0.50

	6,225,000	3.60			1,933,333

The following table summarizes stock options outstanding and exercisable at May 31, 2008:

Exercise Price	Stock Options Outstanding				Stock Options Exercisable
	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price
$ 1.25 CAD	200,000	2.46	$1.25	CAD	200,000	$1.25	CAD
$ 0.50	5,200,000	4.56	$0.50		—

	5,400,000	4.48			200,000

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

7.	Share capital (continued):

(e)	Contributed surplus:

Changes in contributed surplus are as follows:

	Years ended May 31
	2009	2008	2007

Beginning of year	$1,266,573	$1,035,137	$1,035,137

Stock-based compensation	574,630	231,436	—

Expired warrants (note 7(c))	1,383,193	—	—

End of year	$3,224,396	$1,266,573	$1,035,137

8.	Income taxes:

The income tax expense (recovery) differs from the income taxes which would result had the Company applied the statutory tax rate to earnings (loss) before taxes. The main differences between expected and actual tax provisions are as follows:

	May 31
	2009	2008	2007

Computed income tax expense (recovery)	$(2,288,000)	$(2,016,000)	$(1,574,000)

Add (deduct):
Stock-based compensation	168,000	74,000	—
Foreign loss (income) affected at different tax rates	167,000	105,000	(27,000)
Change in estimates and effective tax rates	271,000	249,000	114,000
Non-deductible costs	99,000	403,000	496,000
Valuation allowance	1,583,000	1,185,000	991,000

	$—	$—	$—

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

8.	Income taxes (continued):

The components of future income taxes are approximately as follows:

	May 31
	2009	2008	2007
Future income tax assets:
Non-capital loss carries forward	$4,895,000	$3,796,000	$2,581,000
Property and equipment	2,079,000	1,452,000	1,481,000
Share issue costs	725,000	868,000	521,000

	7,699,000	6,116,000	4,583,000

Less valuation allowance	(7,699,000)	(6,116,000)	(4,583,000)

	$—	$—	$—

The Company has incurred expenditures in various jurisdictions, which are subject to tax authority approval. Any future tax asset would be offset by a valuation allowance due to the uncertainty surrounding the future utilization of the tax pools by the Company.

The Company has losses carried forward for tax purposes in Canada of approximately $16,835,000 (2008 - $13,615,000) which expire between 2010 and 2029.

On August 25, 2009, the Company redomiciled to Cyprus. The Company is considered to have disposed of all its assets at fair value on the date of redomiciliation (note 12(v)) and the Canadian tax pools will be lost following the redomiciliation.

9.	Financial instruments and risk management:

(a)	Capital management

As an exploration company, operations are financed principally through equity. Therefore, the Company’s capital consists of shareholders’ equity. The Company’s objectives when managing capital are to: sustain its ability to continue as a going concern; maximize returns for shareholders and benefits for other stakeholders; and provide resources to enable growth.

The Company manages the capital structure and responds to changes in economic conditions and planned requirements. It will continue to use cash from equity offerings to fund operations and invest in its capital expenditure program. Future capital strategies may include debt financing and obtaining strategic partners to fund a portion of its projects.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

9.	Financial instruments and risk management (continued):

(a)	Capital management (continued)

The current economic conditions have significantly affected capital markets. Management is monitoring the Company’s rate of spending on its capital projects in Russia and general and administrative costs given the current environment and in the absence of adequate funding at May 31, 2009 (see note 1).

There are no external restrictions on the Company’s capital.

(b)	Fair values

The fair value of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, amount due to joint interest partner, accounts payable and accrued liabilities, bank loan and rig loan approximated their carrying values as at May 31, 2009 and 2008.

(c)	Financial instrument risk exposure and management

The Company is exposed to various risks associated with its financial instruments. These risks are categorized as market risk, credit risk and liquidity risk.

Market risk:

Market risk is the risk that changes in market conditions, such as commodity prices, exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns.

Commodity risk:

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices. Significant changes in commodity prices can also reduce the Company’s ability to raise capital. Commodity prices for crude oil are impacted by world economic events that dictate the levels of supply and demand. In the future the Company may attempt to mitigate commodity price risk through the use of financial derivatives. The Company does not have any oil or gas production and does not have any risk management contracts in place as at or during the fiscal years ended May 31, 2009 and 2008.

Foreign currency risk:

The Company is exposed to foreign currency fluctuations as it holds cash and incurs expenditures in property and equipment in foreign currencies. The Company incurs expenditures in Russian rubles and Canadian dollars and is exposed to fluctuations in exchange rates in these currencies. There are no exchange rate contracts in place as at or during the fiscal years ended May 31, 2009 or 2008.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

9.	Financial instruments and risk management (continued):

(c)	Financial instrument risk exposure and management (continued):

A 1% change in foreign exchange rates between the Russian ruble and Canadian dollar would have resulted in approximately $74,000 change in net loss in 2009.

Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist of short-term deposits and accounts receivable.

The Company has deposited cash in short-term investments with reputable financial institutions, with which management believes the risk of loss to be remote. There is no credit risk on accounts receivable. Accounts receivable consists of Russian value added taxes (note 4) and amounts due from the Canadian Government. All amounts were received subsequent to the year end.

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s financial liabilities consist of accounts payable and accrued liabilities and a loan to a shareholder and officer of the Company. Accounts payable consists primarily of invoices payable to trade suppliers for capital expenditures and general corporate expenses (see note 1).

The Company prepares budgets for its corporate operations and capital expenditure programs which are regularly monitored and updated as considered necessary.

10.	Supplemental cash flow disclosures:

(a)	Change in non-cash working capital:

	Years ended May 31
	2009	2008	2007
Share subscriptions receivable	$6,615,000	$(6,615,000)	$—
Accounts receivable	(1,426,079)	58,392	(11,313)
Advances due from (to) joint interest partner	—	8,885,646	(6,835,551)
Prepaid expenses	(102,999)	(32,177)	15,114
Accounts payable and accrued liabilities	(5,341,557)	(9,344,630)	14,100,377

	(255,635)	(7,047,769)	7,268,627
Less changes in non-cash working capital related to investing	6,596,544	(992,300)	(7,586,055)
Less changes in non-cash working capital related to financing	(6,615,000)	6,615,000	—

Changes in non-cash working capital related to operations	$(274,091)	$(1,425,069)	$(317,428)

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

10.	Supplemental cash flow disclosures (continued):

Cash interest of $182,489 was paid during the year ended May 31, 2009 (2008 - $107,309 and 2007 - $29,473).

11.	Commitments and contingencies:

Under the Company’s Russian exploration licenses the Company is committed to complete seismic programs and drill wells by certain dates in order to retain its licenses (see note 5).

The Company is committed to making payments with respect to its office leases in Canada which expire on October 31, 2013 and June 30, 2013.

Future net minimum lease payments for these leases are as follows for the fiscal years ended:

2010	$252,000

2011	252,000

2012	252,000

2013	252,000

2014	52,000

$1,060,000

The Company had an arrangement with an unrelated individual to pay a finder’s fee and grant a share option in relation to funds provided by KKPL under the agreements with them. The Company recorded the cost of this arrangement in the financial statements since the arrangement commenced. A dispute arose concerning this arrangement, resulting in a statement of claim being issued against the Company on May 1, 2008. The claim was settled during the year ended May 31, 2009, for cash of $400,000 and the issuance of 1,750,000 common shares at $0.20 per share (note 7(b)). The cash portion of the settlement was paid subsequent to May 31, 2009.

12.	Subsequent events:

Subsequent to May 31, 2009, the Company:

i)	Raised $11,477,979 June through August 2009 from the issue of 228,505,044 Class A common shares through an offering to shareholders and others closely associated with the Company.

ii)	Issued 17,600,000 Class A common shares on June 22, 2009 to one of its vendors for settlement of aggregate outstanding invoices of approximately $880,000.

iii)	Issued 5,200,000 Class A common and paid additional costs to acquire an additional 5% equity ownership of its Russian subsidiary from a minority shareholder on August 11, 2009. After this acquisition, PetroKamchatka owns 90% of its Russian subsidiary. This renders the Company’s beneficial ownership of the Tigil and Icha licenses at 45%, after this transaction.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

12.	Subsequent events (continued):

iv)	Received notice on July 29, 2009 from the International Court of Arbitration of withdrawal of KNOC and KKPL’s claims under the Settlement Agreement (see note 5).

v)	Redomiciled from Canada to Cyprus on August 25, 2009 under the Republic of Cyprus’ Company Law.

vi)	Acquired four additional licenses in the Kamchatka peninsula of Russia in September 2009. The Company has an effective 100% interest in these licenses, subject to the right of its joint venture partner to exercise a right of participation under area of mutual interest provision of its joint venture agreements. The licenses are valid until September 2014 and specify minimum seismic, drilling and completion requirements in the first two to three years of the license term.

vii)	Issued 1,851,715 Class A common shares on October 6, 2009 to directors, officers and contractors for services rendered in the amount of $111,023.

viii)	Declared a bonus on October 1, 2009 of $1,155,000 to be paid to officers, employees and contractors, $278,333 in cash and $876,667 in Class A Common shares at a price of $0.10 per share.

ix)

Granted a total of 15,100,000 options on October 1, 2009 to directors, officers, employees and contractors at an exercise price of $0.10 per option. The options have a term of five years and vest  1/3 each year from date of grant.

On December 23, 2008, PetroKamchatka Plc (“PKK”) was incorporated in Jersey by directors and officers of the Company with the intent to have it acquire all the shares of the Company.

In October 2009, PKK issued a take-over offer to the shareholders of the Company to acquire 100% of the issued and outstanding Class A Common Shares of the Company on the basis of one common share of PKK in exchange for each Class A Common Share of the Company. The offer is conditional upon 90% of the Common Shares of the Company being tendered. Prior thereto, on October 2, 2009, PKK entered into an Arrangement Agreement with Bluerock Acquisition Corp. (“Bluerock”) a capital pool company listed on the TSX Venture Exchange to complete a business combination. The transaction, if successful, will result in PKK issuing approximately 6,626,544 common shares, 0.46837 common shares for each Bluerock common share, to acquire Bluerock and PKK being a listed public company. Bluerock has no operating assets and limited working capital. As a result, the acquisition is not expected to have a material effect on the assets, liabilities, income or expenses of PKK. The acquisition is subject to shareholder and regulatory approval.

PETROKAMCHATKA RESOURCES LTD.

(formerly CEP International Petroleum Ltd.)

Notes to the Consolidated Financial Statements

United States Dollars, unless otherwise stated

May 31, 2009, 2008 and 2007

12.	Subsequent events (continued):

On October 6, 2009, PKK and its wholly-owned subsidiary, 1490697 Alberta Ltd., entered into an engagement letter with Canaccord Capital Corporation (“Canaccord”) together with Renaissance Securities Ltd. (as Lead Agents) to raise, on a commercially reasonable best efforts basis, a private placement of convertible securities, of up to $15 million. The convertible securities are convertible, on a one-for-one basis, into Common Shares of PKK upon successful completion of the acquisition of PetroKamchatka by PKK and the Bluerock Arrangement. If these transactions are not completed by December 31, 2009, then the convertible securities will be cancelled and all the subscriptions proceeds will be returned to the subscribers.

SCHEDULE “C”

PETROHOLDCO PRO FORMA FINANCIAL STATEMENTS

C-1

PetroKamchatka Plc

Unaudited Pro Forma Consolidated Balance Sheet

As at May 31, 2009

United States Dollars

	PKK	PKR	Unaudited Pro forma Adjustments	Note	Pro forma Consolidated

Assets
Current
Cash and cash equivalents	3	2,108,822	11,477,979	3(e)(i)	13,586,804
Short-term investments	—	—	—		—
Accounts receivable	—	1,514,742	—		1,514,742
Prepaid expenses	—	146,527	—		146,527

	3	3,770,091	11,477,979		15,248,073

Property and equipment	—	53,857,598	310,000	3(e)(iii)	54,167,598

	3	57,627,689	11,787,979		69,415,671

Liabilities
Current
Accounts payable and accrued liabilities	—	6,562,053	300,000	3(d)	6,220,239
			(880,000)	3(e)(ii)
			50,000	3(e)(iii)
			(81,806)	3(e)(iv)
			(8,341)	3(e)(v)
			278,333	3(e)(vi)
Shareholder loan	—	395,051	—		395,051

	—	6,957,104	(341,814)		6,615,290

Shareholders’ Equity
Share capital	3	69,731,912	(69,731,912)	3(b)	83,337,584
			69,731,912	3(b)
			13,605,669	3(e)
Share purchase warrants	—	6,960,263	(6,960,263)	3(c)	6,960,263
			6,960,263	3(c)
Contributed surplus	—	3,224,396	—		3,224,396
Currency translation adjustment		1,018,864	—		1,018,864
Deficit	—	(30,264,850)	(300,000)	3(d)	(31,740,726)
			(18,819)	3(e)(iv)
			(2,057)	3(e)(v)
			(1,155,000)	3(e)(vi)

	3	50,670,585	12,129,793		62,800,381

	3	57,627,689	11,787,979		69,415,671

PetroKamchatka Plc

Notes to Unaudited Pro Forma Consolidated Balance Sheet

As at May 31, 2009

All amounts in United States dollars unless specified otherwise

1. Corporate Reorganization

In October 2009, PetroKamchatka Plc (“PKK”) issued a Take-Over Bid Circular to the shareholders of PetroKamchatka Resources Plc (“PKR”), formerly PetroKamchatka Resources Ltd., to acquire all the issued and outstanding Class A Common Shares of PKR, including any that may become outstanding upon the conversion of warrants of PKR or exercise of options of PKR and to acquire all of the issued and outstanding warrants of PKR (the “Offer”).

The shareholders of PKR will receive one share of PKK for each PKR share held. The warrant holders of PKR will receive one warrant of PKK for each warrant of PKR held. The PKK warrants will be on the same terms and conditions as the PKR warrants. The holders of options of PKR will receive options of PKK with substantially the same terms as those of the options of PKR.

The Offer is conditional upon the acceptance and valid deposit of at least 90% of the issued and outstanding shares and warrants of PKR.

2. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at May 31, 2009 has been prepared by management of PKK in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The pro forma consolidated balance sheet has been prepared to reflect the acquisition of PKR by PKK (the “Offering”). The unaudited pro forma consolidated balance sheet has been prepared as if the Offering had occurred on May 31, 2009.

The unaudited pro forma consolidated balance sheet has been derived from the following:

•	Audited balance sheet of PKK at May 31, 2009.

•	Audited consolidated financial statements of PKR as at and for the year ended May 31, 2009.

The pro forma consolidated balance sheet has been prepared from information derived from and should be read in conjunction with the audited financial statements of PKK and PKR included elsewhere in this Take-Over Bid Circular. The pro forma consolidated balance sheet does not reflect any synergies from combining PKK and PKR.

In the opinion of management, this pro forma consolidated balance sheet includes all adjustments necessary for fair presentation in accordance with GAAP. The pro forma consolidated balance sheet may not be indicative of the financial position that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

Significant accounting policies

The accounting policies used in the preparation of the pro forma consolidated balance sheet is those disclosed in the audited consolidated financial statements of PKR included elsewhere in this Take-Over Bid Circular.

PetroKamchatka Plc

Notes to Unaudited Pro Forma Consolidated Balance Sheet

As at May 31, 2009

All amounts in United States dollars unless specified otherwise

3. Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet of the Corporation gives effect to the following transactions on May 31, 2009.

a)	PKK acquired all the issued and outstanding Class A Common Shares of PKR and acquired all of the issued and outstanding warrants of PKR pursuant to the Offer.

b)	The Class A common shares of PKR will be exchanged on a one-for-one basis for the common shares of PKK.

c)	The warrants of PKR will be exchanged on a one-to-one basis for warrants of PKK. The PKK warrants issued in exchange for the PKR warrants will be on the same terms and conditions as the PKR warrants.

d)	Estimated costs of $300,000 related to the Offering have been expensed at May 31, 2009.

e)	Subsequent to May 31, 2009, PKR issued 261,923,426 Common Shares, accrued costs of $328,333 and granted 15,100,000 options prior to the Offer as follows:

i.	Raised $11,477,979 June through August 2009 from the issue of 228,505,044 Common Shares through an offering to shareholders and others closely associated with the Company.

ii.	Issued 17,600,000 Common Shares to one of its vendors for settlement of aggregate outstanding invoices of approximately $880,000.

iii.	Issued 5,200,000 Common Shares at $0.05 per share and cash, to a minority shareholder of its Russian subsidiary in exchange for 5% interest in the Russian subsidiary.

iv.	Issued 1,643,750 Common Shares to non-executive directors for services from January 1, 2009 to September 30, 2009 in the amount of $100,625.

v.	Issued 207,965 Common Shares to a contractor for services from March to June 2009 in the amount of $10,398.

vi.	Declared a milestone bonus award of $1,155,000 to directors, officers, employees and consultants, to be paid $278,333 in cash and 8,766,667 Common Shares at $0.10 per Common Share.

vii.	Granted 15,100,000 options to directors, officers, employees and contractors at an exercise price of $0.10 per option. The options have a term of five years and vest 1/3 each year from date of grant.

SCHEDULE “D”

FORMS 51-101F2 AND 51-101F3

D-1

DEGOLYER AND MACNAUGHTON CANADA LIMITED

311 SIXTH AVENUE S.W., SUITE 1430

ENERGY PLAZA EAST TOWER

CALGARY, ALBERTA, CANADA, T2P 3H2

NATIONAL INSTRUMENT FORM 51-101F2

REPORT on RESERVES DATA

To the board of directors of PetroKamchatka Resources Ltd. (the “Company”):

1.	We have evaluated the Company’s reserves and resource data as at June 30, 2009. A resource report has been prepared with an effective date of June 30, 2009 and a signature date of September 1, 2009. We find no reserves to be assigned at this time.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as at June 30, 2009, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management:

Independent Qualified Reserves Evaluator	Description & Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income tax, 10% discount rate)
			Audited	Evaluated	Reviewed	Total
			M U.S.$	M U.S.$	M U.S.$	M U.S.$

DeGolyer and MacNaughton Canada Limited	Report as of June 30, 2009 on Certain Prospects owned by PetroKamchatka Resources Ltd. dated October 15, 2009	Russian Federation	Nil	Nil	Nil	Nil

DeGolyer and MacNaughton Canada Limited

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta, dated October 15, 2009.

DEGOLYER and MACNAUGHTON CANADA LIMITED

Colin P. Outtrim, P.Eng.

REPORT OF MANAGEMENT AND DIRECTORS

ON RESOURCE DATA AND OTHER INFORMATION

Management of PetroKamchatka Resources Plc (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with the securities regulatory requirements. The Company does not have any reserves.

An independent qualified reserve evaluator has evaluated the Company’s resources data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has:

(a)	reviewed the Company’s procedures for providing information to the independent qualified resources evaluator;

(b)	met with the independent qualified resources evaluator to determine whether any restrictions affected the ability of the independent qualified resources evaluator to report without reservation; and

(c)	reviewed the resources data with management and the independent qualified resources evaluator.

The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing resources data and other oil and gas information;

(b)	the filing of the report of the independent qualified resources evaluator on the resources data; and

(c)	the content and filing of this report.

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED effective October 16, 2009.

“Graeme Phipps”	“Robert McClinton”
Graeme Phipps Chief Executive Officer	Robert McClinton Director

“Allan Stevens”	“Adam Landes”
Allan Stevens Chief Financial Officer	Adam Landes Director

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB on October 21, 2009, the person furnishing this Form filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

Any change in the name or address of an agent for service of process of PetroKamchatka Plc shall be promptly communicated to the Securities and Exchange Commission by amendment to the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 21, 2009.

PetroKamchatka Plc

By:	/S/ GRAEME PHIPPS
Name:	Graeme Phipps
Title:	Chief Executive Office

Date: October 21, 2009